FY22 Notice of Annual Meeting and Proxy Statement





June 27, 2022

Dear Stockholders:

You are cordially invited to attend Qorvo's 2022 Annual Meeting of Stockholders, which will be held on August 9, 2022, at 8:00 a.m. Central Daylight Time at the Hotel Crescent Court, 400 Crescent Court, Dallas, TX 75201. During the annual meeting, we will discuss each item of business described in the Notice of Annual Meeting of Stockholders and Proxy Statement.

On or about June 27, 2022, we began mailing to certain stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our 2022 Annual Report, via the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. Stockholders who did not receive the Notice of Internet Availability of Proxy Materials will receive a paper copy of the Notice of Annual Meeting of Stockholders, Proxy Statement, Form of Proxy and 2022 Annual Report, which we also began mailing on or about June 27, 2022. Copies of these materials are available at www.proxyvote.com.

Your vote is important to us. It is important that your shares of common stock be represented at the annual meeting so that a quorum may be established. Even if you plan to attend the annual meeting in person, we encourage you to read the proxy materials carefully and vote your proxy as soon as possible. You may vote over the Internet, by telephone or by mailing a completed proxy card or voting instruction form. Additional information about the annual meeting is provided in the proxy materials. Thank you for your continued interest in Qorvo.

Sincerely,

Jason K. Givens
Secretary

TABLE OF CONTENTS

Website addresses and hyperlinks are included for reference only. The information contained on or available through websites referred to and/or linked to in this proxy statement (other than the Company's website to the extent specifically referred to herein as required by SEC rules) is not part of this proxy solicitation and is not incorporated by reference into this proxy statement or any other proxy materials.



NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS

Dear Qorvo Stockholders:

We hereby give notice that the 2022 Annual Meeting of Stockholders of Qorvo, Inc. ("Qorvo") will be held on Tuesday, August 9, 2022, at 8:00 a.m. Central Daylight Time at the Hotel Crescent Court, 400 Crescent Court, Dallas, TX 75201, for the following purposes:

(1) To elect the nine director nominees named in the accompanying proxy statement to serve a one-year term and until their respective successors are duly elected and qualified or until their earlier resignation or removal.

(2) To approve, on an advisory basis, the compensation of our Named Executive Officers (as defined in the proxy statement).

(3) To approve the Qorvo, Inc. 2022 Stock Incentive Plan.

(4) To ratify the appointment of Ernst & Young LLP as Qorvo's independent registered public accounting firm for the fiscal year ending April 1, 2023.

(5) To transact such other business that may properly come before the meeting.

Under Delaware law, only stockholders of record at the close of business on the record date, June 16, 2022, are entitled to notice of and to vote at the annual meeting or any adjournment thereof. A list of the stockholders entitled to vote at the meeting will be available for examination by stockholders during the annual meeting.

By Order of the Board of Directors,

Jason K. Givens
Secretary

June 27, 2022

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on August 9, 2022:
The Notice of Annual Meeting of Stockholders, Proxy Statement, Form of Proxy and 2022 Annual Report to Stockholders are available at www.proxyvote.com.



7628 Thorndike Road
Greensboro, North Carolina 27409-9421

2022 Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement for Qorvo, Inc., which we sometimes refer to as the "Company" or "Qorvo." This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting of Stockholders

- Time and Date   8:00 a.m. Central Daylight Time, August 9, 2022
- Place   Hotel Crescent Court
  400 Crescent Court
  Dallas, TX 75201
- Record Date   June 16, 2022
- Voting   Stockholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals.
- Entry   Stockholders attending the meeting in person will need to present valid photo identification and, if you are not a registered holder, proof of ownership of Qorvo common stock. See page 62 for further instructions.

How to Vote

Although stockholders may vote in person at the annual meeting, we strongly encourage all stockholders to vote their shares prior to the meeting using one of the voting methods below:



Mail
You may vote by signing, dating and mailing the enclosed proxy card or the voting instruction form you received.



Telephone
Please call toll-free 1-800-690-6903 and follow the instructions on the proxy card or voting instruction form.



Internet
Please go to *www.proxyvote.com* and follow the instructions on the website.

Meeting Agenda

Proposal	Description	Board Recommendation	Page
1	Election of the nine director nominees named in this Proxy Statement	✓ Vote **FOR** ALL	1
2	To approve, on an advisory basis, of the compensation of our Named Executive Officers	✓ Vote **FOR**	18
3	To approve the Qorvo, Inc. 2022 Stock Incentive Plan	✓ Vote **FOR**	45
4	Ratification of Ernst & Young LLP as Qorvo's independent registered public accounting firm for fiscal 2023	✓ Vote **FOR**	55

Board Nominees

The following table provides summary information about each director nominee. The nominees receiving a majority of the votes cast at the meeting will be elected as directors.

Name	Age	Director Since	Occupation	Independent	AC	CC	CDC	GNC
Ralph G. Quinsey	66	2015	Chairman of the Board of Qorvo; Secretary and Treasurer of Dry Fly Distilling	X	X		X	C
Robert A. Bruggeworth	61	2013	President and CEO of Qorvo				X	
Judy Bruner	63	2021	Former Executive Vice President, Administration and Chief Financial Officer, SanDisk Corporation	X	X			X
Jeffery R. Gardner	62	2015	President and CEO of CalAmp Corp.	X	C			X
John R. Harding	67	2015	General Partner of Harding Partners, LP	X	X		C	
David H. Y. Ho	63	2015	Chairman and Founder of Kiina Investment Ltd.	X		X	X	
Roderick D. Nelson	62	2015	Founder and Principal of Nelson Technology Partners, Inc.	X		X	X	X
Dr. Walden C. Rhines	75	2015	President and CEO of Cornami, Inc.	X		C		X
Susan L. Spradley	61	2017	CEO of Motion Intelligence	X		X	X	X

AC	Audit Committee	C	Committee Chair
GNC	Governance and Nominating Committee	CDC	Corporate Development Committee
CC	Compensation Committee		

Fiscal 2022 Executive Compensation Elements

Base salary and short-term incentive compensation opportunities account for approximately 27% of each Named Executive Officer's target total direct compensation, as further described below.

Long-term equity-based compensation, which accounts for approximately 73% of each Named Executive Officer's target total direct compensation, consists of performance-based and service-based restricted stock unit awards, as further described below.

With the exception of compensation paid to Mr. Philip J. Chesley, who was hired effective November 1, 2021 and therefore did not receive a grant of Objectives-based RSUs for fiscal 2022, approximately 87% of each Named Executive Officer's target total direct compensation mix for fiscal year 2022 is "at-risk" and approximately 56% is tied to performance.

Type	Form	Terms
Base Salary	Cash	Generally eligible for annual increase.
Short-Term Incentive Awards	Cash or equity	Based on attainment of Company performance metrics. Form of payment is determined by Compensation Committee.
Long-Term Equity-Based Incentive Awards	Restricted Stock Units (RSUs)	
	Company Objectives-Based RSUs	Based on achievement of Company performance objectives. Earned at the end of a specified performance period, with 50% vesting upon certification of the level of achievement, and the remaining 50% vesting in equal installments over the following two years.
	Service-Based RSUs	Vest in increments of 25% per year over four years.
Other Employee Benefits	Health & Disability Insurance, 401(k) Plan, Employee Stock Purchase Plan & Deferred Compensation Plan	Eligible to participate in the same employee benefit plans generally available to all employees.

Fiscal 2022 Compensation Decisions

Effective as of the start of fiscal 2022, we made the following compensation decisions with respect to our Named Executive Officers:

- Base salaries for our Named Executive Officers increased modestly reflecting the Company's continuing solid financial performance during the pandemic and consideration of competitive market data as well as the individual performance and the roles and responsibilities of each Named Executive Officer.

- Based on our financial performance in the first half and second half of fiscal 2022, the Named Executive Officers received short-term cash incentive awards at 148.3% and 54.3%, respectively, of their fiscal 2022 target percentage based on their base salary paid during the applicable six-month performance period.

- Our Named Executive Officers earned (i) Company Objectives-based RSUs at 79% of the targeted number of units (based on the objectives measurable as of May 2022), and (ii) Service-based RSUs in amounts consistent with our equity-based compensation practices.

- Short-term and long-term incentive objectives were not adjusted despite the ongoing market uncertainties created by the COVID-19 pandemic.

We believe our executive compensation program provides a balanced and stable foundation to reward our Named Executive Officers for achieving our corporate objectives. Our compensation philosophy emphasizes team effort, which we believe fosters rapid adjustment and adaptation to fast-changing market conditions and helps not only to achieve our short-term and long-term goals, but also to align the interests of our management team with those of Qorvo and our stockholders.

Sound Corporate Governance and Compensation Practices

Accountability

- Approximately 89% of our directors are considered independent
- Our Chairman of the Board is an independent director, as are the Chairs of each Board Committee
- Majority voting for director elections in uncontested elections
- Annual elections for all directors
- Require CEO stock ownership equal to 5x salary, to align with the interests of our stockholders
- Robust stock ownership requirements for directors equal to 5x their annual retainer
- Annual Board and Committee self-evaluations
- Individual director peer evaluations conducted on a biennial basis
- Our independent directors regularly meet in executive sessions without management, with the Chair of the Governance and Nominating Committee or the Lead Independent Director presiding
- Eligible stockholders may nominate their own director nominees to be included in the Company's proxy materials

Board Diversity

- Approximately 33% of our directors are women or ethnic minorities
- Women comprise approximately 22% of the Board

Compensation

- Aligns Company performance with compensation of our Named Executive Officers
- Prohibitions on backdating and repricing of equity awards and options
- We do not provide perquisites to our executive officers
- We impose certain "clawback" restrictions in our senior officer equity awards
- We prohibit the hedging or pledging of Qorvo securities
- We provide change-in-control agreements with a "double trigger" for acceleration of equity awards requiring a qualifying termination of employment following a change in control

Cautionary Note Regarding Forward-Looking Statements

This proxy statement includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives and representations, and typically are identified by use of terms such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "predict," "potential," and similar words. Actual results and developments may be materially different from those expressed or implied by any of these forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider the risks and uncertainties described in Qorvo's most recent Annual Report on Form 10-K and in other reports and statements filed with the Securities and Exchange Commission.

PROPOSAL 1 – ELECTION OF DIRECTORS

Nominees for Election of Directors

We are asking you to elect each of the nine director nominees listed below to serve on our Board of Directors for a one-year term expiring at the annual meeting of stockholders in 2023. Under our bylaws, each director nominee receiving a majority of the votes cast at the annual meeting will be elected to another term as director. Directors will serve for a one-year term expiring at the 2023 annual meeting of stockholders or until his or her earlier resignation or removal.

All nine nominees presently serve as directors. Although we expect that each of the nominees will be available for election, if any vacancy in the slate of nominees occurs, we expect that shares of common stock represented by proxies will be voted for the election of a substitute nominee or nominees recommended by the Governance and Nominating Committee and approved by the Board of Directors. The names of the nine nominees for election to the Board, their principal occupations and qualifications are set forth below.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED BELOW.

Ralph G. Quinsey **Age:** 66 **Director Since:** 2015 **Committees:** Audit Corporate Development Governance and Nominating (Chair)	Mr. Quinsey has served as Chairman of the Board of Qorvo since January 2015 and as Lead Independent Director for Qorvo since August 2018. He was the President and Chief Executive Officer and a director of TriQuint Semiconductor, Inc. ("TriQuint") from 2002 until TriQuint's combination with RF Micro Devices, Inc. ("RFMD") in a merger of equals to form Qorvo, effective January 1, 2015. From September 1999 to January 2002, Mr. Quinsey was Vice President and General Manager of the Analog Division of ON Semiconductor, a manufacturer of semiconductors for a wide array of applications. From 1979 to September 1999, Mr. Quinsey held various positions at Motorola, a manufacturer of semiconductors and communications equipment, including Vice President and General Manager of the RF/IF Circuits Division, which developed both silicon and GaAs technologies for wireless phone applications. Mr. Quinsey is the Secretary, Treasurer and a board member of Dry Fly Distilling, a privately held craft distiller, a board member of Perfect Company, a privately held Internet of Things ("IoT")-based company, and an officer, board member and co-founder of Orcorazon, a privately held medical devices company. As the former Chief Executive Officer of TriQuint, Mr. Quinsey brings to the Board his deep institutional knowledge regarding our company, with an exceptional understanding of our company's strengths, challenges and opportunities. Additionally, Mr. Quinsey has significant experience leading a public company through various phases of growth and brings to the Board his extensive knowledge of and breadth of experience with our business resulting from over 40 years in the semiconductor industry. Mr. Quinsey's strong leadership skills and unique perspective as the long-time leader of TriQuint make him a tremendous asset to the Board.
Robert A. Bruggeworth **Age:** 61 **Director Since:** 2013 **Committees:** Corporate Development	Mr. Bruggeworth has served as our President and Chief Executive Officer and as a director since Qorvo's incorporation in December 2013. Prior to becoming a director of Qorvo, he was RFMD's President and Chief Executive Officer and a director from January 2003 until January 2015, having previously served in several senior management positions at RFMD beginning in September 1999. From July 1983 to April 1999, Mr. Bruggeworth held several manufacturing and engineering positions at AMP Inc. (now TE Connectivity LTD), a supplier of electrical and electronic connection devices, most recently as Divisional Vice President of Global Computer and Consumer Electronics based in Hong Kong. Since 2007, Mr. Bruggeworth has served on the board of directors, including as lead independent director since May 2017, of MSA Safety Incorporated, a publicly traded global leader in the development, manufacture and supply of safety products that protect people and facility infrastructures. In November 2020, the board of directors of the Semiconductor Industry Association elected Mr. Bruggeworth to serve as its 2021 Chair after serving as its Vice Chair in 2020. As our President and Chief Executive Officer, Mr. Bruggeworth understands our business and the challenges and issues that we face and brings to the Board strong leadership skills and substantial global business experience. Mr. Bruggeworth also has over 30 years of experience with respect to manufacturing, marketing and material sourcing for semiconductors and other electronic products.

Judy Bruner **Age:** 63 **Director Since:** 2021 **Committees:** Audit Governance and Nominating	Ms. Bruner served as the Executive Vice President, Administration and Chief Financial Officer of SanDisk Corp, a supplier of flash storage products, from June 2004 until its acquisition by Western Digital in May 2016. Ms. Bruner was Senior Vice President and Chief Financial Officer of Palm, Inc., a provider of handheld computing and communications solutions, from September 1999 until June 2004. Prior to that, she held financial management positions at 3Com Corporation, Ridge Computers and Hewlett-Packard Company. Ms. Bruner has served as a member of the boards of directors of Applied Materials, Inc., a publicly traded semiconductor equipment manufacturer, since July 2016, Rapid7, Inc., a security data and analytics solutions provider, since October 2016, and Seagate Technology plc, a publicly traded provider of storage solutions, since January 2018. She previously served on the boards of directors of Brocade Communications Systems, Inc. from January 2009 to November 2017 and Varian Medical Systems, Inc. from August 2016 to April 2021. Ms. Bruner brings to the Board semiconductor industry leadership and significant experience in financial management and board roles with a range of publicly traded technology companies.
Jeffery R. Gardner **Age:** 62 **Director Since:** 2015 **Committees:** Audit (Chair) Governance and Nominating	Mr. Gardner has served on the Board of Directors since January 2015. From 2004 until 2015, he served as a director of RFMD. Mr. Gardner has served as President and Chief Executive Officer of CalAmp Corp., a publicly traded company that is a leading provider of wireless communications solutions for a broad array of applications to customers globally, since July 2020 (after having served in that interim role since March 2020) and has served as a member of its board of directors since January 2015. From September 2015 through February 2020, Mr. Gardner served as President and Chief Executive Officer of Brinks Home Security™, one of the largest home security monitoring companies in the U.S., which was an affiliate of Ascent Capital Group, Inc. through August 2019. Mr. Gardner served as Executive Vice President of Ascent from September 2015 to August 2019 and as a director of Ascent from November 2016 until August 2019. From 2005 until December 2014, Mr. Gardner was President and Chief Executive Officer of Windstream Corporation, a leading provider of advanced network communications and technology solutions, including cloud computing and managed services. Mr. Gardner also served as a director of Windstream from 2005 until February 2015. Prior to Windstream, Mr. Gardner held several positions at ALLTEL, including Executive Vice President and Chief Financial Officer. He is a National Association of Corporate Directors (NACD) Leadership Fellow, having completed the NACD's program for corporate directors. Mr. Gardner is a former member of the Business Roundtable, an association of chief executive officers of leading U.S. companies. He also served as Chairman of the United States Telecom Association, a telecommunications trade association. Mr. Gardner has been in the communications industry since 1986 and brings to the Board and its committees valuable industry insight, including extensive knowledge regarding the requirements of downstream customers, resulting from his experience as a CEO and CFO of public companies in the wireless telecommunications industry. Additionally, Mr. Gardner has specific expertise in the areas of strategic development, finance, financial reporting and accounting and internal controls.

John R. Harding **Age:** 67 **Director Since:** 2015 **Committees:** Audit Corporate Development (Chair)	Mr. Harding has served on the Board of Directors since January 2015. From 2006 until 2015, he served as a director of RFMD. Since January 2020, Mr. Harding has served as a consultant in the fabless semiconductor design and manufacturing field as the General Partner of Harding Partners, LP. Mr. Harding co-founded eSilicon Corporation, a privately held company that designed and manufactured complex, custom chips for a broad portfolio of large and small firms. He served as President and Chief Executive Officer of eSilicon from its inception in May 2000 until it was acquired by Inphi Corporation (and concurrently sold certain assets to Synopsys, Inc.) in January 2020. Before starting eSilicon Corporation, Mr. Harding served as President, Chief Executive Officer and a director of publicly traded Cadence Design Systems, Inc., which acquired his former employer, Cooper & Chyan Technology, Inc. Mr. Harding held a variety of senior management positions at Zycad Corporation, and his career also includes positions with TXL and IBM Corporation. From 2012 to 2016, Mr. Harding served on the board of directors of Advanced Micro Devices, Inc. Mr. Harding has also held leadership roles at Drew University, where he was Vice Chairman of the Board of Trustees, and Indiana University, where he was a member of the Advisory Board for the School of Public and Environmental Affairs. In addition, Mr. Harding has served as a member of the Steering Committee at the U.S. Council on Competitiveness and was a former member of the National Academies Committee for Software, Growth and the Future of the U.S. Economy. From 2004 to 2020, Mr. Harding served as a member of the board of directors of the Global Semiconductor Alliance. Mr. Harding currently serves on the board of directors of SandFirst, Inc., an Electronic Design Automation (EDA) company launched in April 2021. He is a frequent international speaker on the topics of innovation, entrepreneurship and semiconductor trends and policies. Mr. Harding brings to the Board and its committees a deep understanding of the challenges facing semiconductor companies gained from his experience as Chairman and Chief Executive Officer of eSilicon Corporation. Additionally, Mr. Harding has substantial operational experience, business acumen and expertise in corporate strategy development.
David H. Y. Ho **Age:** 63 **Director Since: 2015** **Committees:** Compensation Corporate Development	Mr. Ho has served on the Board of Directors since January 2015. From 2010 until 2015, he served as a director of TriQuint. Mr. Ho is Chairman and Founder of Kiina Investment Ltd., a venture capital firm that invests in start-up companies in the technology, media and telecommunications industries. Additionally, Mr. Ho previously served as a senior advisor for Permira Advisors LLC, a private equity buyout fund, Chairman of Greater China for Nokia Siemens Networks, President of Greater China for Nokia Corporation and Senior Vice President of the Nokia Networks Business Group. He has also held senior leadership roles with Nortel Networks and Motorola in China and Canada. Mr. Ho currently serves as a member of the board of Sun Life Financial, Inc. (since 2021) in Canada; Air Products and Chemicals, Inc. (since 2013) in the United States; and DBS Bank (Hong Kong) Limited, a subsidiary of DBS Group Holdings, a leading financial services group located in Singapore. Mr. Ho previously was a director of China COSCO Shipping Corporation, the world's largest shipping conglomerate, from 2016 through 2021, China Mobile Communications Corporation, the world's largest mobile communications carrier, from 2016 to 2020; Pentair plc from 2007 until 2018 when it spun off its electrical business into nVent Electric plc; nVent Electric plc from 2018 until 2020; Dong Fang Electric Corporation from 2009 through 2015; 3Com Corporation from 2008 through 2010; Owens-Illinois Inc. from 2008 to 2012; and Sinosteel Corporation from 2008 until 2012. Mr. Ho brings to the Board and its committees extensive experience and business knowledge of global markets in diversified industries, with a strong track record in establishing and building mobile handset and infrastructure businesses in China. He also has significant management expertise in operations, mergers, acquisitions and joint ventures in Asia.

Roderick D. Nelson **Age:** 62 **Director Since:** 2015 **Committees:** Compensation Corporate Development Governance and Nominating	Mr. Nelson has served on the Board of Directors since January 2015. From 2012 until 2015, he served as a director of TriQuint. An expert in wireless technology, in 2022 Mr. Nelson founded and is principal of Nelson Technology Partners, Inc., providing strategic and operational advice to communications companies. Since 2009, he has been the co-founder and principal of Tritech Sales and Services, LLC, a strategic product, business development and sales function consulting firm. In 2017, he co-founded Geoverse, LLC, a company which designs, deploys and manages in-building cellular LTE systems, and served as its Chief Executive Officer from June 2018 through April 2022. Mr. Nelson served as the Chief Technology Officer for Globetouch, Inc., a privately held global provider of 3G and LTE mobile broadband services for connected devices and IoT applications, from January 2015 to August 2017. He served as Executive Vice President and Chief Technology Officer of AT&T Wireless Services where, over a twenty-year career, he led the Technology Development Group responsible for the development and deployment of the first 3G networks in the United States. During his career, Mr. Nelson has worked closely with both national and international regulators and standards bodies on the creation of wireless specifications and standards. Mr. Nelson holds numerous patents covering broad and fundamental aspects of wireless communications. Mr. Nelson brings to the Board and its committees substantial experience in the wireless communications industry, including his extensive knowledge regarding the requirements of downstream customers. He also has significant technical expertise, such as his standards development experience, 4G and 5G network deployment experience, and a deep understanding of the regulatory environment applicable to our business.
Dr. Walden C. Rhines **Age:** 75 **Director Since:** 2015 **Committees:** Compensation (Chair) Governance and Nominating	Dr. Rhines has served on the Board of Directors since January 2015. From 1995 until 2015, he served as a director of TriQuint. Since March 2020, he has served as President and Chief Executive Officer of Cornami, Inc., a semiconductor processor company focused on fully homomorphic encryption. Since October 2019, he has served as Chief Executive Officer of Rhines Consultants, a consulting firm in the semiconductor, integrated circuit design and manufacturing fields. Dr. Rhines was also CEO Emeritus of Mentor, a Siemens business, an electronic design automation company, until October 2020, having previously served as President and Chief Executive Officer of Mentor from its acquisition by Siemens Industry, Inc. in March 2017 until October 2018. He previously served as Chief Executive Officer of Mentor Graphics Corporation from 1993 and chairman of its board of directors from 2000 until the acquisition of Mentor Graphics by Siemens in 2017. Prior to joining Mentor Graphics, he spent 21 years at Texas Instruments, a leading global semiconductor and technology company, with his most recent position as the Executive Vice President of its Semiconductor Group with responsibility for its worldwide semiconductor business. Dr. Rhines also served as a director of Cirrus Logic, Inc., a semiconductor company, from 1995 to 2009, as a director of Electronic System Design Alliance, a trade association for electronic design companies, from 1994 to 2019, and as a director of Semiconductor Research Corporation, a technology research consortium from 2002 until 2020. Dr. Rhines served as a director of PTK Acquisition Corp., a special purpose acquisition company, in 2020 and 2021 and as a consultant to the Defense Advanced Research Projects Agency (DARPA), a research investment arm of the U.S. government. In 2021, Dr. Rhines was the recipient of the 2021 Global Semiconductor Alliance's highest honor, the Dr. Morris Chang Exemplary Leadership Award, which recognizes individuals for their exceptional contributions and leadership within the semiconductor industry. Dr. Rhines brings to the Board and its committees over 45 years of experience in the semiconductor industry, including substantial operating experience and management expertise as a CEO of a publicly traded technology company. He also brings strong leadership skills and a significant understanding of international markets.

Susan L. Spradley
Age: 61
Director Since: 2017
Committees:
Compensation
Corporate Development
Governance and
Nominating

Ms. Spradley has served on the Board of Directors since January 2017. She has served as Chief Executive Officer of Motion Intelligence, a privately held software-as-a-service company, since January 2018. Previously, she was principal of Spradley Consulting LLC, a consulting firm that she founded, from February 2017 until January 2020, and a partner in the TAP Growth Group, a senior executive consulting firm, from August 2017 to June 2019. From January 2013 until January 2017, she served in various roles at Viavi Solutions Inc. (formerly JDS Uniphase), most recently as Executive Vice President and General Manager–Network and Service Enablement. Prior to joining Viavi Solutions Inc., Ms. Spradley served as executive director at US-Ignite from April 2011 to December 2012. Prior to that, Ms. Spradley was President of the North America region at Nokia Siemens Networks from 2007 to 2011, responsible for regional profit and loss, sales and service. From 1997 to 2005, she held executive positions at Nortel Networks Corporation. Ms. Spradley has served on the board of directors of Avaya Holdings Corp., a publicly traded communications applications provider, since December 2017, and NetScout Systems, Inc., a publicly traded real-time operational intelligence and performance analytics company, since April 2018. She previously served on the board of directors of publicly traded EXFO Inc. from October 2011 through November 2012. Ms. Spradley brings to the Board and its committees more than 25 years of experience in the wireless telecommunications industry, including broad operating experience in sales, product portfolio management, and research and development for multiple global communications-related companies. She also has extensive public company executive leadership experience.

Director Nominees – Qualifications, Skills and Experience

Experience/Expertise		Number of Directors
Governance/Public Company Experience ● Experience with public company governance issues and Board policies and oversight responsibilities	9	●●●●●●●●●
Accounting or Financial Experience ● Experience analyzing financial statements and overseeing our accounting and financial reporting processes	5	●●●●●○○○○
Semiconductor/Wireless Communication Experience ● Knowledge of key industry-related issues impacting our Company	9	●●●●●●●●●
International Experience ● Global perspective of the Company's operations and related risks	7	●●●●●●●○○
Strategic Planning ● Experience navigating a changing competitive landscape	5	●●●●●○○○○
CEO or Executive Leadership Experience ● Served in significant leadership positions and have strong abilities to motivate and manage others	9	●●●●●●●●●
Cybersecurity and Information Technology ● Understanding of technology and the efforts and tools needed to protect the security of our data	4	●●●●○○○○○
Manufacturing/Operations ● Understanding of the semiconductor industry and from a manufacturing and logistics perspective	5	●●●●●○○○○

Board Diversity Matrix

The following matrix includes all directors serving as of June 27, 2022.

Board Diversity Matrix

Total Number of Directors	9	
Part I: Gender Identity	**Female**	**Male**
Directors	2	7
Part II: Demographic Background		
Asian		1
White	2	6

CORPORATE GOVERNANCE

The Board of Directors regularly reviews Qorvo's corporate governance program, taking into consideration good governance practices, recent developments and applicable laws and regulations. Stockholders may visit our website at https://ir.qorvo.com/corporate-governance to view the following corporate governance documents, which are not incorporated into this proxy statement by reference:

- Corporate Governance Guidelines

- Code of Business Conduct and Ethics

- Whistleblower Policy

- Charters for each of the Company's Board Committees

Stockholders may also request a copy of any of these documents by contacting our Investor Relations Department at 7628 Thorndike Road, Greensboro, North Carolina 27409-9421.

Corporate Governance Guidelines

Qorvo's Corporate Governance Guidelines provide a framework for the Board's corporate governance duties and responsibilities, taking into consideration good corporate governance practices, recent developments and applicable laws and regulations. The Corporate Governance Guidelines address a number of matters applicable to directors, including but not limited to director qualification standards, director independence requirements, stock ownership guidelines, Board responsibilities, Board committees, prohibitions on pledging and hedging of our securities, management succession and the role of the Lead Independent Director.

Independent Directors

In accordance with the listing standards of The Nasdaq Stock Market LLC, or Nasdaq, and our Corporate Governance Guidelines, the Board of Directors must be comprised of a majority of independent directors. The Board has determined that Messrs. Gardner, Harding, Ho, Nelson, and Quinsey, Dr. Rhines and Mmes. Bruner and Spradley each satisfy the definition of "independent director" under the Nasdaq listing standards. The Board, in concert with its Governance and Nominating Committee, performed a review to determine the independence of its members and made the determination as to each of these independent directors that no transactions, relationships or arrangements exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of Qorvo. In making these determinations, the Board reviewed the information provided by the directors and Qorvo regarding each director's business and personal activities as they may relate to Qorvo and its management. In addition, each member of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee has been determined by the Board to be "independent" in accordance with Nasdaq listing standards.

Board Leadership Structure

As described in the Corporate Governance Guidelines, the Board has a general policy that the roles of Chairman of the Board and Chief Executive Officer should be separated and that the independent directors should be led by a Lead Independent Director, who would be the Chairman of the Board unless the Chairman is not independent. The Board believes this separation of roles promotes communication between the Board, the Chief Executive Officer and other senior management and enhances the Board's oversight of management.

We believe our leadership structure provides increased accountability of our Chief Executive Officer to the Board and encourages balanced decision-making. We also separate the Chairman and Chief Executive Officer roles in recognition of the differences in the roles. While the Chief Executive Officer is responsible for day-to-day leadership of Qorvo and the setting of strategic direction, the Chairman of the Board provides guidance to the Chief Executive Officer and coordinates and manages the operation of the Board and its committees. Ralph G. Quinsey, an independent director, currently serves as the Chairman of the Board.

The duties of the Chairman of the Board include presiding at meetings of the Board, establishing, with the Chief Executive Officer, the agenda for each Board meeting and exercising such other powers and performing other duties as may from time to time be assigned to him by the Board.

Under our Corporate Governance Guidelines, the Lead Independent Director is responsible for coordinating the activities of the independent directors, including, but not limited to: (a) determining appropriate schedules of and agendas for Board and committee meetings; (b) advising the Board as to the quality, quantity and timeliness of the flow of information that is necessary for the independent directors to effectively and responsibly perform their duties; and (c) coordinating, developing the agenda for and moderating executive sessions of the independent directors. The Board believes our current leadership structure with a non-employee Chairman of the Board is appropriate for Qorvo and provides many advantages for the effective operation of the Board.

Risk Oversight

The Board and its committees have general oversight responsibility for corporate risk management, including oversight of management's implementation and application of risk management policies, practices and procedures. The Board directly oversees strategic risks such as those relating to competitive dynamics, market trends, global operations and developments and changes in macroeconomic conditions. While the Board is responsible for risk oversight, management is ultimately responsible for assessing and managing material risk exposures. Our senior management reports to the Board or one of its committees on key enterprise risk topics, including cybersecurity, quality assurance, global trade matters, financial risks, environmental, social and governance ("ESG")-related matters and disaster recovery. The Board and its committees receive these reports at regularly scheduled Board and committee meetings and through telephone briefings and other communications from management when potentially significant risks develop. Directors use these communications with management to develop a shared understanding of the potential severity of key risks and management's strategies for addressing these risks. In addition, the Board evaluates our strategic goals and objectives to determine how they may be affected by particular risk exposures. The committees of the Board also exercise oversight in certain areas of risk management related to their respective charters.

The Audit Committee discusses certain material risks and exposures with our independent registered public accounting firm and receives reports from our accounting and internal audit management personnel regarding such risks or exposures and how management has attempted to minimize Qorvo's risk. The Audit Committee's primary focus is financial risk, including our internal control over financial reporting. Particular areas of focus by the Audit Committee include risks associated with material litigation, regulatory matters, taxes, foreign exchange, liquidity, investments, global operations and information technology security. As part of its oversight role, the Audit Committee reviews global insurance coverage, oversees Qorvo's investment policy and works with management to develop policies and practices to mitigate risks in its areas of focus, including finance and accounting, information technology, fraud and anti-corruption. As part of its oversight of information technology, the Audit Committee receives regular reports, including quarterly reports from Qorvo's Chief Information Officer, on actions Qorvo is taking to enhance the protection of its IT networks and assets and to mitigate global cybersecurity risks.

The Compensation Committee makes a specific determination regarding risks associated with our compensation policies and practices as described below under "Risk Oversight in Compensation Programs." The Compensation Committee also evaluates risks associated with equity "overhang" and regulatory and other legal risks in regard to our equity and retirement plans. This includes receiving reports from Qorvo's Retirement Plan Committee on matters related to its 401(k) and non-qualified deferred compensation plans.

The Governance and Nominating Committee performs risk oversight in the areas of management succession and corporate governance. This includes adoption and administration of our Code of Business Conduct and Ethics, development of succession plans for our Chief Executive Officer and other senior management positions, conducting full Board and individual director assessments, addressing governance-related matters raised by our stockholders and serving as the Board's primary independent decision-making authority for assessing and resolving matters, such as potential conflicts of interest, that fall within the broader category of corporate governance. The Governance and Nominating Committee also provides oversight to our ESG initiatives, reviewing with management and reporting to the Board of Directors on ESG-related matters.

Each of the above committees reports to the full Board with respect to the risk categories it oversees. These ongoing reports enable the Board, and other committees, to monitor our exposure and evaluate the mitigation of risks Qorvo faces.

Risk Oversight in Compensation Programs

The Compensation Committee reviews our incentive compensation structure annually and does not believe that any risks arising from our compensation structure and practices are reasonably likely to have a material adverse effect on our Company. The risk assessment process included a review of program policies and practices, focusing on programs with variable compensation provisions and identifying the risks related to the programs. The Compensation Committee determined that our compensation programs contain multiple compensation elements, including base salary, short-term and long-term compensation elements and encourage an appropriate level of risk in the performance of our business, but do not encourage or incentivize excessive risk-taking. The Compensation Committee monitors our compensation programs on an ongoing basis to properly balance risks associated with our compensation policies and practices.

Code of Ethics

Our Code of Business Conduct and Ethics provides guidance on maintaining our commitment to high ethical standards and applies to all employees, officers, directors, agents, independent contractors and other personnel of Qorvo and our subsidiaries. Any waivers or substantive amendments of the Code of Business Conduct and Ethics applicable to our directors and certain of our executive officers will be disclosed on our website at https://ir.qorvo.com/corporate-governance.

Committees and Meetings

The Board maintains four standing committees: the Audit Committee, the Compensation Committee, the Corporate Development Committee, and the Governance and Nominating Committee. Each committee operates under its own written charter, which sets forth the requirements and responsibilities of each committee.

The Committees must be comprised of no fewer than three members, each of whom must satisfy membership requirements imposed by the applicable committee charter and, where applicable, Nasdaq listing standards and SEC rules and regulations. Each of the members of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee has been determined by the Board to be independent under applicable Nasdaq listing standards and, in the case of the Audit Committee and the Compensation Committee, under the independence requirements established by the SEC. A majority of the members of the Corporate Development Committee has been determined by the Board to be independent under applicable Nasdaq listing standards. A brief description of the current membership and the responsibilities of each of these committees follows.

| Director | Committee Membership | | | |
	Audit	Compensation	Corporate Development	Governance and Nominating
Ralph G. Quinsey	X		X	C
Robert A. Bruggeworth			X	
Judy Bruner	X			X
Jeffery R. Gardner	C			X
John R. Harding	X		C	
David H. Y. Ho		X	X	
Roderick D. Nelson		X	X	X
Dr. Walden C. Rhines		C		X
Susan L. Spradley		X	X	X

C = Committee Chair

Audit Committee

The Audit Committee is appointed by the Board to assist the Board in its duty to oversee our accounting, financial reporting and internal control functions and the audit of our financial statements. The Committee's responsibilities include, but are not limited to:

- the appointment, compensation, retention, oversight and termination (if necessary) of our independent registered public accounting firm, which reports directly to the Audit Committee;

- establishing policies and procedures for the review and pre-approval by the Committee of, and approving or pre-approving, all auditing services and permissible non-audit services to be performed by the independent registered public accounting firm, and any non-audit services to be performed by any other accounting firm;

- periodically reviewing major issues regarding accounting principles and financial statement presentations, including any significant changes in our selection or application of accounting principles;

- oversight of information technology and cybersecurity matters;

- approving the report of the Audit Committee required by SEC rules to be included in our proxy statement;

- discussing with management policies regarding risk assessment and risk management, including our major financial risk exposures and the steps management has taken to monitor and control such exposures; and

- establishing and overseeing procedures for the receipt, retention and treatment of complaints received by Qorvo regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The current members of the Audit Committee are Ms. Bruner and Messrs. Gardner (Chair), Harding and Quinsey, none of whom is an employee of Qorvo and each of whom is independent under existing Nasdaq listing standards and SEC requirements. The Board has examined the SEC's definition of "audit committee financial expert" and determined that Ms. Bruner and Messrs. Gardner, Harding and Quinsey each satisfy this definition.

Compensation Committee

The Compensation Committee is appointed by the Board to exercise the Board's authority concerning compensation of our officers and employees and administration of our incentive compensation plans. In fulfilling its duties, the Compensation Committee's authority includes, but is not limited to:

- evaluating and setting the compensation of our officers, including our Chief Executive Officer, in accordance with our compensation philosophy;

- preparing the Compensation Committee report that SEC rules require to be included in our Annual Report on Form 10-K or proxy statement;

- evaluating and making recommendations to the Board concerning compensation of non-employee directors;

- periodically reviewing, and modifying if necessary, our philosophy concerning executive compensation and the components of executive compensation;

- reviewing and discussing with management our Compensation Discussion and Analysis disclosure and formally recommend to the Board that it be included in our Annual Report on Form 10-K or our proxy statement;

- making the determination required under SEC rules regarding risks associated with our compensation policies and practices;

- overseeing our compliance with SEC rules and regulations regarding stockholder approval of certain executive compensation matters, including advisory votes on named executive officer compensation and the frequency of such votes;

- retaining (or obtaining the advice of) a compensation consultant, independent legal counsel or other adviser to assist the Compensation Committee with the discharge of its duties under the charter, after taking into consideration factors and criteria required by applicable law;

- reviewing and discussing with management our key human capital management strategies and programs, including diversity and inclusion initiatives; and

- discharging certain other responsibilities generally relating to the administration of our incentive and employee benefit plans.

The Compensation Committee regularly consults with members of our executive management team regarding our executive compensation program. Our executive compensation program, including the level of participation by our executive officers in assisting with establishing compensation, is discussed below under "Compensation Discussion and Analysis." The Compensation Committee may condition its approval of any compensation matter on ratification by the Board if Board action is required by applicable law or otherwise deemed appropriate.

The Board or the Compensation Committee has the discretion to delegate certain areas of authority that are reserved to the Board or the Compensation Committee, respectively, under our equity compensation plans. The Board has delegated to the Chief Executive Officer the authority to grant equity awards: (a) generally to Company employees for promotion or retention purposes provided that such employees are not directors or executive officers; (b) to Company employees to promote, reward and recognize outstanding engineering performance and other technical achievements; and (c) to individuals who become Company employees as a result of an acquisition by the Company. Pursuant to these delegations, no equity awards may be granted to persons who report directly to the Chief Executive Officer or are subject to Section 16 under the Exchange Act. Additionally, these delegations are subject to predetermined limits per individual and in the aggregate, as established by the Board or the Compensation Committee, and are subject to all terms and conditions of the applicable plan. The Chief Executive Officer is required to report all equity awards granted under these delegations to the Compensation Committee at its next regularly scheduled meeting following such grants.

The current members of the Compensation Committee are Messrs. Ho and Nelson, Dr. Rhines (Chair), and Ms. Spradley, none of whom is an employee of Qorvo and each of whom is independent under existing Nasdaq listing standards and SEC requirements.

Corporate Development Committee

The Corporate Development Committee's responsibilities include but are not limited to:

- assisting the Board in fulfilling its responsibilities for overseeing and facilitating the development, implementation and monitoring of our business strategies and plans; and

- exercising the Board's authority with respect to the review, evaluation and approval of certain strategic transactions, subject to the limitations and requirements of applicable law and our governance documents.

The members of the Corporate Development Committee are appointed by the Board of Directors and currently include Messrs. Bruggeworth, Harding (Chair), Ho, Nelson and Quinsey and Ms. Spradley. Other than Mr. Bruggeworth, these committee members are each independent under existing Nasdaq listing standards.

Governance and Nominating Committee

The Governance and Nominating Committee's responsibilities include, but are not limited to:

- assisting the Board in identifying individuals qualified to become Board and committee members and recommending to the Board the director nominees;

- developing and recommending to the Board the policies and guidelines relating to, and generally overseeing matters of, corporate governance and conflicts of interest;

- leading the Board in its annual review of the performance of the Board and its committees;

- reviewing, discussing with management, and periodically reporting to the Board regarding the Company's policies, initiatives and disclosures with respect to ESG matters; and

- carrying out the duties and responsibilities delegated by the Board relating to any matters required by the federal securities laws.

The members of the Governance and Nominating Committee are appointed by the Board of Directors and currently include Mmes. Bruner and Spradley, Messrs. Gardner, Nelson, and Quinsey (Chair), and Dr. Rhines, none of whom is an employee of Qorvo and each of whom is independent under existing Nasdaq listing standards.

Meeting Attendance

Under our Corporate Governance Guidelines, all directors are expected to make every effort to attend meetings of the Board, assigned committees and annual meetings of stockholders. All of our directors who were then in office attended the 2021 annual meeting of stockholders. During the fiscal year ended April 2, 2022, all of our directors then in office attended at least 75% of the aggregate of the Board meetings and assigned committee meetings that were held. During fiscal 2022, the Board held 8 meetings, the Audit Committee held 7 meetings, the Compensation Committee held 7 meetings, the Corporate Development Committee held 3 meetings, and the Governance and Nominating Committee held 3 meetings.

Executive Sessions

Pursuant to our Corporate Governance Guidelines, independent directors are expected to meet in executive session at all regularly scheduled meetings of the Board with no members of management present. The Chair of the Governance and Nominating Committee or the Lead Independent Director presides at each executive session unless the independent directors determine otherwise. During fiscal 2022, the independent directors met in executive session at all the regularly scheduled Board meetings and Mr. Quinsey presided over these sessions.

Corporate Social Responsibility and Environmental, Social and Governance Highlights

We believe Qorvo thrives when we prioritize corporate social responsibility ("CSR") and consideration of ESG factors in the management of both risk and opportunity.

We pride ourselves on the success of our CSR programs and strive to create products that are not only valued by our customers but produced responsibly. In that regard, we hold ourselves accountable for the impact of our actions on people, local and extended communities and the environment. An overview of our CSR and ESG oversight and some of our initiatives is provided below.

CSR and ESG Oversight

Ultimate oversight for CSR and ESG resides with our Board of Directors and its Governance and Nominating Committee. Day-to-day oversight and leadership for these matters sits with our senior leadership team. We also have an Environmental, Social and Governance Steering Committee that coordinates our ESG and CSR initiatives. Directors are regularly briefed on CSR and ESG matters by our senior leadership team.

Embracing Diversity and Inclusion

At Qorvo, we value the uniqueness that an inclusive and diverse global team brings to our company, and we are focused on creating an environment that leverages the perspectives and contributions of each employee. Diversity, equity and inclusion principles are included in our workplace training, activities, guidelines, processes and programs. Employees are equipped with the knowledge and capabilities to welcome and embrace diversity and advocate for inclusion. Through executive sponsored, employee-driven groups called Qorvo Employee Networks, our employees have an opportunity to connect through shared interests and goals, and spur growth through professional and personal development. Through our Inclusivity at Qorvo resource group, we aim to create forums and presentations where open dialogue and a willingness to learn is encouraged. These and other efforts help foster an inclusive workplace of talented employees, drive employee engagement and help attract and retain important talent.

Workforce Engagement

We are committed to recruiting, hiring, retaining, promoting and engaging a diverse workforce to best serve our global customers. We have established relationships with professional associations and industry groups to proactively attract talent, and we partner with universities to recruit undergraduate and graduate students for our internship program and entry level positions. We also invest in employee development programs to provide employees with the training and education they need to help achieve their career goals, build relevant skills, and lead their organizations.

We believe our competitive compensation and benefit programs, along with career growth and development opportunities offered by us, promote longer employee tenure and reduce turnover. We monitor employee turnover rates as our success depends upon retaining and investing in our highly skilled manufacturing and technical staff. Our global attrition rate has consistently been below the technology industry average.

Employee Health and Safety

We are a member of the Responsible Business Alliance ("RBA"), an industry coalition dedicated to driving sustainable value for workers in global supply chains, among other things. As an RBA member, we have adopted the RBA Code of Conduct, which establishes standards with respect to safe working conditions, the respectful treatment of employees, and environmentally and ethically responsible business operations. Elements of the RBA Code of Conduct have been reflected in our other employee policies and procedures.

As always, we prioritize safe working conditions. We are committed to an injury free workplace and provide dedicated workplace training and leadership support to reduce or eliminate health and safety risks. In fiscal 2022, we achieved a recordable injury rate well below industry average.

Operating Sustainably

We are committed to growing our business in a sustainable and responsible manner. We believe minimizing environmental impacts is in the long-term best interests of Qorvo and our society. We are focused on greenhouse gas emission reduction projects including abatement (Scope 1), infrastructure redesign and process improvements (Scope 2) across multiple locations. We also reduced our waste to landfill through site specific initiatives.

We have published on our website our energy usage, greenhouse gas emissions, waste and water usage. As part of our commitment to transparency, we also voluntarily participate in CDP reporting for climate change and water.

We Contribute to Our Communities

Qorvo and its employees actively contribute to the communities in which we do business.

Our Qorvo Cares Community Engagement program provides our employees opportunities to engage with our communities and spread kindness, generosity and support. The program focuses on three main areas: STEM Education, aimed at inspiring the next generation; Good Neighbor Relations, for strengthening our communities; and Environmental Stewardship, helping shape a better future.

More Information

For more details about our CSR program please refer to the material available at www.qorvo.com/about-us/corporate-social-responsibility/our-program. The website information is provided for convenience only, and the content on the website is not incorporated by reference into this proxy statement.

Whistleblower Policy

The Audit Committee has adopted procedures for receiving and handling complaints from employees and third parties regarding conduct, events or other matters with respect to Qorvo or our officers, directors or employees concerning suspected misconduct related to accounting, internal accounting controls or auditing matters, or suspected violations of law or other Company policies, including procedures for confidential, anonymous reports of concerns regarding the foregoing matters. Employees may report their concerns to their supervisor or, in cases where it might be inappropriate or uncomfortable for an employee to discuss a concern with his or her supervisor, or if the supervisor does not address the issue to the employee's satisfaction, employees may report their concerns by contacting our Compliance Officer at 7628 Thorndike Road, Greensboro, North Carolina 27409-9421, or by e-mail or telephone. Alternatively, employees may discuss their concerns with our Chief Human Resources Officer or any other Company officer. Third parties may report concerns by contacting our Compliance Officer. If the Compliance Officer is the subject of the concern or the employee or third party otherwise believes that the Compliance Officer has not given or will not give proper attention to his or her concerns, the employee or third party may report his or her concerns directly to the Chair of the Audit Committee. An employee or third party also may forward concerns on a confidential and/or anonymous basis to the Compliance Officer by calling Qorvo's toll-free Ethics and Compliance hotline, which is operated by a third-party agency to enable confidentiality, or by delivering a written statement setting forth his or her concerns to the Chair of the Audit Committee.

Prohibition on Hedging and Pledging

Our securities trading policy and Corporate Governance Guidelines prohibit any hedging of our securities by our directors and employees. This includes engaging in any type of short sale or purchasing any financial instrument (including prepaid variable forward contracts, equity swaps, collars and exchange traded funds) or engaging in any transaction that, in either case, hedges or offsets, or is designed to hedge or offset, any decrease in the market value of our common stock. Additionally, directors and employees may not pledge Company securities as collateral for a loan; however, this prohibition does not apply to any broker-assisted "cashless" exercise or settlement of awards granted under a Company equity incentive plan. Directors and employees may engage in other derivative transactions only if it is determined, to the satisfaction of the Company's Compliance Officer, that such transaction is consistent with applicable rules, laws and our securities trading policy.

Pre-Approval Policies and Procedures

The Audit Committee has established a pre-approval policy for certain audit and non-audit services, up to a specified amount, for each identified service that may be provided by the independent registered public accounting firm. The pre-approval fee levels for all services to be provided by the independent registered public accounting firm are reviewed annually by the Audit Committee. The Audit Committee has authorized management to engage accounting firms other than Ernst & Young LLP to perform certain audit-related, tax and other non-audit services, as set forth in the policy. The Audit Committee has delegated to the Chair of the Audit Committee the authority to approve, in between meetings of the Audit Committee, certain audit, audit-related, tax and other permissible non-audit services to be provided by Ernst & Young LLP in an amount not to exceed $50,000.

Procedures for Director Nominations

Criteria for Director Nominees

In accordance with our Corporate Governance Guidelines, Directors are expected to collectively possess a broad and diverse range of skills, industry and other knowledge and expertise, and business and other experience useful for the effective oversight of our business. The Governance and Nominating Committee is responsible for identifying, screening and recommending to the Board qualified candidates for membership. When searching for new director candidates, the Board will actively seek highly qualified women and individuals from minority groups to include in the pool of director candidates from which nominees are selected. Three of the nine director nominees standing for election at the annual meeting have gender, racial or ethnic diversity. All candidates must meet the minimum qualifications and other criteria established from time to time by the Board, and potential nominees will also be evaluated based on the other criteria identified in the Corporate Governance Guidelines. These minimum qualifications include, but are not limited to:

● having substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to Qorvo's business; and

● being free from any conflict of interest that would violate any applicable law or regulation or having any other relationship that, in the opinion of the Board, would interfere with the exercise of the individual's judgment as a member of the Board or of a Board committee.

We also consider the following criteria, among others, in our selection of directors:

● economic, technical, scientific, academic, financial and other expertise, skills, knowledge and achievements useful to the oversight of our business;

● integrity, demonstrated sound business judgment and high moral and ethical character;

● diversity of viewpoints, backgrounds, experiences and other demographics;

● business or other relevant professional experience;

● capacity and desire to represent the balanced, best interests of Qorvo and its stockholders as a whole and not primarily a special interest group or constituency;

● ability and willingness to devote time to the affairs and success of Qorvo and to fulfill the responsibilities of a director; and

● the extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other Board members will build a Board that is effective, collegial and responsive to the needs of Qorvo.

The Governance and Nominating Committee is authorized to develop and review on a periodic basis policies regarding Board size, composition and member qualification.

The Governance and Nominating Committee evaluates suggestions concerning possible candidates for election to the Board submitted to Qorvo, including those submitted by Board members, stockholders and third parties. All candidates, including those submitted by stockholders, will be similarly evaluated by the Governance and Nominating Committee using the Board membership criteria described above and in accordance with applicable procedures. Once candidates have been identified, the Governance and Nominating Committee will determine whether such candidates meet the minimum qualifications for director nominees established in the Corporate Governance Guidelines. The Board, taking into consideration the recommendations of the Governance and Nominating Committee, is responsible for selecting the nominees for director and for appointing directors to fill vacancies, with primary emphasis on the criteria set forth in the Corporate Governance Guidelines.

Stockholder Nominees for Director

As noted above, the Governance and Nominating Committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with applicable SEC requirements, our bylaws and Corporate Governance Guidelines and any other applicable law, rule or regulation regarding director nominations. Under our bylaws, nominations of persons for election to the Board may be made at an annual meeting of stockholders by any Qorvo stockholder who: (a) was a stockholder of record at the time of giving of the notice provided for in our bylaws and at the time of the annual meeting; (b) is entitled to vote at the meeting; and (c) provides timely notice and otherwise complies with the procedures set forth in our bylaws. Any stockholder desiring to present a nomination for consideration by the Governance and Nominating Committee must do so in accordance with our bylaws and policies. See "Proposals for the 2023 Annual Meeting" below.

Advance Notice Provisions

To be timely, a stockholder's notice pursuant to the advance notice provisions of our bylaws must be delivered to our Secretary at our principal executive offices not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the 90th day prior to the date of such annual meeting, or by the 10th day following the notice date for such meeting if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting.

To be in proper form, a stockholder's notice pursuant to the advance notice provisions of our bylaws must set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

- the name and address of such stockholder, as they appear on our books, and of such beneficial owner, if any;

- the number of shares of our common stock that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner;

- any derivative instruments with respect to our common stock directly or indirectly owned beneficially by such stockholder;

- any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any of our securities;

- any short interest in any of our securities;

- any rights to dividends on the shares of our common stock owned beneficially by such stockholder that are separated or separable from the underlying shares of our common stock;

- any proportionate interest in shares of our common stock or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

- any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of our common stock or derivative instruments, if any, as of the date of such notice; and

- any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made pursuant to applicable federal securities laws.

The stockholder's notice must also set forth, as to each nominee whom the stockholder proposes to nominate for election to the Board, together with a completed and signed questionnaire, representation and agreement from such person:

- all information relating to such nominee that would be required to be disclosed in a proxy statement or other filings required to be made pursuant to applicable federal securities laws; and

- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and the nominee, and his or her respective affiliates and associates or others acting in concert therewith, on the other hand.

Proxy Access Provisions

Pursuant to our bylaws, a stockholder, or a group of up to 20 stockholders, that has owned at least 3% of our outstanding voting shares continuously for at least three years can nominate and include in our proxy materials up to the greater of two directors or 20% of the number of directors then in office, provided that the stockholder(s) and the stockholder nominee(s) satisfy the requirements specified in the bylaws. Such requirements include the timely delivery of a stockholder's notice to our Secretary.

To be timely, a stockholder's notice pursuant to the proxy access provisions must be delivered to our Secretary at our principal executive offices not later than the close of business on the 120th day before the first anniversary of the date the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting and not earlier than the close of business on the 150th day before such anniversary; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, the notice must be delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. To be in proper form, a stockholder's notice pursuant to the proxy access provisions of our bylaws must satisfy the specific information required by Section 2.5 of our bylaws.

Stockholder Communications with Directors

Any stockholder desiring to contact the Board, or any specific director(s), may send written communications to our Board of Directors or any individual director c/o Qorvo's Secretary, 7628 Thorndike Road, Greensboro, North Carolina 27409-9421. Any proper communication so received will be processed by the Secretary. If it is unclear from the communication received whether it was intended or appropriate for the Board, the Secretary will (subject to any applicable regulatory requirements) determine whether such communication should be conveyed to the Board or, as appropriate, to the member(s) of the Board named in the communication.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee during some or all of fiscal year 2022 were: Messrs. Ho and Nelson, Dr. Rhines, and Ms. Spradley. None of these individuals has ever served as an officer or employee of Qorvo or had any relationship during the year ended April 2, 2022 that would be required to be disclosed pursuant to SEC regulations. No interlocking relationships exist between our current Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

EXECUTIVE OFFICERS

Qorvo's current executive officers are as follows:

Name	Age	Title
Robert A. Bruggeworth	61	President and Chief Executive Officer
Grant A. Brown	45	Interim Chief Financial Officer and Vice President of Treasury
Steven E. Creviston	58	Corporate Vice President and President of Mobile Products
Philip J. Chesley	51	Corporate Vice President and President of Infrastructure and Defense Products
Paul J. Fego	65	Corporate Vice President of Global Operations
Gina B. Harrison	54	Vice President and Corporate Controller

Additional information with respect to our executive officers is provided below. Officers are appointed to serve at the discretion of the Board. Information regarding Mr. Bruggeworth is included in the director profiles set forth above.

Grant A. Brown has served as Interim Chief Financial Officer since April 2022 and Vice President of Treasury since October 2018. He is responsible for finance, investor relations and regulatory reporting at Qorvo. In addition, he serves as our Vice President of Business Transformation, overseeing information technology matters for Qorvo. Prior to that, he served as Qorvo's Director of Corporate Financial Planning & Analysis. Mr. Brown has also served as Business Unit Controller and Director of Strategic Marketing at Qorvo. Prior to the formation of Qorvo, he served as Director, Investor Relations, and Manager, Financial Planning & Analysis, at TriQuint Semiconductor. He began his career working in the capital markets after receiving a B.S. Industrial Engineering (now Management Science and Engineering) from Stanford University. Mr. Brown is currently a CFA charterholder.

Steven E. Creviston has served as Corporate Vice President and President of Mobile Products since January 2015. He served as Corporate Vice President and President of Cellular Products Group, or CPG, for RFMD from August 2007 to January 2015. From May 2002 to August 2007, he served as Corporate Vice President of CPG, which was known as Wireless Products until 2004, for RFMD. Prior to 2002, he held various positions of increasing responsibilities at RFMD. Mr. Creviston has served as a director of LightPath Technologies, Inc., a publicly traded designer, developer, manufacturer and distributor of optical components and assemblies, since March 2021.

Philip J. Chesley joined Qorvo in November 2021 as Corporate Vice President and President of Qorvo's Infrastructure and Defense Products (IDP). From February 2017 through October 2021, Mr. Chesley served as Vice President and General Manager, Industrial and Communications Business Unit at Renesas Electronics, a leading supplier of advanced semiconductor solutions, where he managed over 500 engineers across Asia and the United States in businesses developing RF, optical, industrial power / motor control, and military and radiation hardened analog products into 5G RF wireless infrastructure, optical communications, industrial power management, and radiation hardened satellite markets. From January 2004 to February 2017, Mr. Chesley served in several positions of increasing responsibility at Intersil Corporation, a leader in analog, mixed-signal and power management semiconductors prior to its acquisition by Renesas Electronics, most recently as Senior Vice President and General Manager of the Automotive, Mil/Aero and Analog Product Group.

Paul J. Fego has served as Corporate Vice President of Global Operations since July 2018. From January 2005 through August 2017, he served as Vice President and Manager, Worldwide Manufacturing Technology & Manufacturing Group of Texas Instruments, a leading global semiconductor and technology company, where he managed all of its wafer fabrication, assembly and test operations in nine countries. Previously, Mr. Fego served in several positions of increasing responsibility at Photronics, Inc., a global leader in photomask solutions for companies that manufacture semiconductors, flat panel displays and other electronic components, most recently as President and Chief Operating Officer from March 2002 to January 2005. Prior to joining Photronics to become its Chief Operating Officer in 1996, Mr. Fego served as Operations Director at ST Microelectronics Inc. from September 1989 to November 1996. Prior to joining ST Microelectronics, Mr. Fego served in various positions with Texas Instruments from 1980 to 1989.

Gina B. Harrison has served as Vice President and Corporate Controller since November 2015. She is a certified public accountant with over 30 years of progressive leadership experience in corporate and public accounting. She joined RFMD in 2000 and held roles of increasing responsibility in financial reporting through March 2005. She served as RFMD's Director of Financial Reporting and Sarbanes-Oxley Compliance from April 2005 to December 2014 and served in that same role at Qorvo from January 2015 to October 2015. Prior to joining RFMD, Ms. Harrison held financial and accounting positions at Sara Lee Hosiery from 1992 to 2000 and at Price Waterhouse from 1990 to 1992.

PROPOSAL 2 – APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are asking our stockholders to approve, on a non-binding, advisory basis, the compensation of our Named Executive Officers ("NEOs") as disclosed in the "Compensation Discussion and Analysis" section of this proxy statement that follows. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole.

The vote on Proposal 2 is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this proxy statement. The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. The say-on-pay vote will, however, provide information to us regarding stockholder sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will consider when setting executive compensation for the remainder of the current fiscal year and beyond. Our Board of Directors and our Compensation Committee value the opinion of our stockholders, and to the extent there is any significant vote against the NEO compensation as disclosed in this proxy statement, the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided within the "Compensation Discussion and Analysis" section of this proxy statement demonstrates that our executive compensation program is appropriately designed in order to align management's interests with those of our stockholders' in order to support long-term value creation.

Accordingly, we are asking our stockholders support our executive compensation program through the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed in the proxy statement for the Company's 2022 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion, is hereby APPROVED."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis provides information with respect to the following persons who, pursuant to SEC rules, constitute our Named Executive Officers, or NEOs for fiscal 2022:

- Robert A. Bruggeworth, President and Chief Executive Officer ("CEO")

- Mark J. Murphy, former Chief Financial Officer (Mr. Murphy resigned from Qorvo, effective April 18, 2022)

- Steven E. Creviston, Corporate Vice President and President of Mobile Products

- Philip J. Chesley, Corporate Vice President and President of Infrastructure and Defense Products

- Paul J. Fego, Corporate Vice President of Global Operations

This Compensation Discussion and Analysis highlights the key components and structure of the compensation paid to our NEOs and discusses the objectives and philosophy underlying our compensation program.

Fiscal 2022 Financial Performance Highlights

- In fiscal 2022, our revenue increased 15.7% to $4,646 million as compared to $4,015 million in fiscal 2021, driven primarily by higher demand for our 5G mobile solutions and our power management, automotive and broadband products, partially offset by lower demand for our base station and defense and aerospace products.

- In fiscal 2022, our gross margin increased to 49.2% as compared to 46.9% in fiscal 2021, primarily due to lower intangible amortization expense as well as lower unit costs on higher volume and productivity. The increase in gross margin was partially offset by average selling price erosion.

- Our operating income in fiscal 2022 was $1,226 million as compared to $907 million in fiscal 2021, primarily due to higher revenue and favorable gross margin, partially offset by higher operating expenses. Operating expenses increased primarily due to higher personnel costs, a goodwill impairment charge and increased product development spend, partially offset by lower intangible amortization expense and lower incentive-based compensation.

- Net income per diluted share was $9.26 for fiscal 2022, compared to net income per diluted share of $6.32 for fiscal 2021.

Compensation Program Highlights

The Compensation Committee seeks to provide target total direct compensation for each of our NEOs that rewards strong operating performance seeking the completion of key initiatives that drive profitability and stockholder value over the longer term.

Compensation to our NEOs consists of the components set forth below. Percentages provided for our NEOs exclude Mr. Chesley, who was hired effective November 1, 2021 and therefore did not receive a grant of Objectives-based RSUs for fiscal 2022:

- *Base salary.* Base salary accounts for approximately 9% of our CEO's target total direct compensation and approximately 13% of each of our other NEO's target total direct compensation.

- *Short-term incentive awards.* Short-term incentive award opportunities account for approximately 15% of our CEO's target total direct compensation and approximately 14% of each of our other NEO's target total direct compensation. Short-term incentive award opportunities are based on corporate performance relative to financial goals established by the Committee on a semi-annual basis and may be paid, at the Committee's discretion, in cash or in equity.

- *Long-term equity-based incentive awards.* Long-term equity-based incentive award opportunities consist of performance-based and service-based restricted stock unit awards, or RSUs, and account for approximately 76% of our CEO's target total direct compensation and approximately 70% of each of our other NEO's target total direct compensation.

- *Performance-based awards.* Performance-based RSU awards ("Objectives-based RSUs") are granted in May of each fiscal year and generally account for 60% of the target total equity compensation of our NEOs. Objectives-based RSUs linked to Company performance objectives approved by the Committee are earned based on the achievement of annual business goals that drive long-term stockholder value. To support retention and reinforce long-term performance objectives, half of the award vests upon certification of achievement by the Committee, and the remaining 50% vests in equal annual installments over each of the following two years.

- *Service-based awards.* Service-based RSU awards ("Service-based RSUs") are granted in August of each fiscal year and generally account for 40% of the target total equity compensation of our NEOs. These awards provide important retention and medium-term and long-term incentives for our NEOs as they vest over a four-year period.

The following charts show the components of our NEOs' average target total direct compensation mix and average target long-term equity-based incentive awards for fiscal 2022 (excluding Mr. Chesley):



Fixed Compensation
13%
Base Salary
14%
Short-Term Incentives
TOTAL COMPENSATION MIX
73%
Long-Term Incentives
At Risk Compensation

Service-Based RSUs
40%
LONG-TERM EQUITY COMPENSATION MIX
60%
Performance-Based Company Objectives RSUs

The compensation packages of our CEO and our other NEOs are closely aligned with performance. A substantial majority of the target total direct compensation mix is at-risk and performance-based, with 61% of our CEO's and 56% of our other NEOs' target total direct compensation (excluding Mr. Chesley) being tied to performance, as illustrated below:



CEO
Long-Term
Performance-Based
30%
Service-Based RSUs
9%
Base Salary
15%
Target Short-Term Incentive
61%
PERFORMANCE-BASED COMPENSATION
46%
Target Performance-Based RSUs

Other NEOs
Long-Term
Performance-Based
28%
Service-Based RSUs
16%
Base Salary
14%
Target Short-Term Incentive
56%
PERFORMANCE-BASED COMPENSATION
42%
Target Performance-Based RSUs

The Compensation Committee believes that Qorvo's executive compensation program provides a strong foundation for achieving the Company's intended objectives, while seeking increased value for our stockholders. Our compensation philosophy emphasizes team effort, which we believe fosters quick adjustment and adaptation to the rapidly changing market conditions we routinely face in our industry. The focus on company, rather than individual, performance measures in our incentive compensation programs not only helps us achieve our short-term and long-term goals, but also further aligns the interests of our executive officers with those of the Company and our stockholders.

The Compensation Committee considers comparative industry data and other factors to establish each NEO's range of base salary, short-term incentive award opportunities and long-term equity-based incentive award opportunities. Our executive compensation program also incorporates strong governance practices that support sound risk management, including the following:

- We prohibit the backdating or spring-loading of equity awards.
- We prohibit the repricing of stock options or stock appreciation rights without stockholder approval.

- We do not provide "perquisites" to our executive officers.

- We prohibit any hedging or pledging of our securities by our directors, executive officers and other employees.

- We have established stock ownership guidelines for our directors and our executive officers.

- We provide change-in-control agreements with a "double trigger" for acceleration of equity awards requiring a qualifying termination of employment following a change in control.

- We impose "clawback" restrictions in our senior officer equity awards in the event of certain prohibited conduct, including violation of restrictive covenants following termination of employment and misconduct.

Fiscal 2021 Say-on-Pay Vote and Say-on-Frequency Vote

In 2021, at Qorvo's annual meeting, our stockholders approved an advisory vote on the compensation of our NEOs for fiscal 2021 with more than 94% of the votes cast in favor of the advisory proposal. The Compensation Committee considered the results of these votes and the strong approval level expressed by our stockholders and did not make any material changes to the elements or objectives of our executive compensation program for fiscal 2022 and determined to continue holding an annual say-on-pay vote until the next advisory vote on the frequency of future "say-on-pay" votes.

Fiscal 2022 Compensation Highlights

Base Salary

Base salaries of each of the NEOs were increased by between 6% and 8% from fiscal 2021. These adjustments reflected the Company's continuing solid financial performance during the pandemic and consideration of competitive market data as well as the individual performance and the roles and responsibilities of each NEO.

Short-Term Incentive Awards

Each of our NEOs was eligible to earn short-term incentive awards based on our financial performance during fiscal 2022. The Compensation Committee made no changes to the target short-term incentive award opportunities for fiscal 2022 for the NEOs other than to increase Mr. Bruggeworth's short-term incentive award opportunity from 150% to 160% of his base salary after consideration of Mr. Bruggeworth's performance, consultation with the Committee's compensation consultant and competitive market data.

The short-term incentive award earned was tied to our achievement of revenue and non-GAAP operating income goals, as described below, during two six-month performance periods during the year. Short-term incentive objectives for the first half of fiscal 2022 were not adjusted despite the continuing business and market uncertainties created by the pandemic. As a result of our financial performance in the first half and second half of fiscal 2022, the NEOs received short-term incentive awards in amounts equal to 148.3% and 54.3%, respectively, of their target short-term incentive award opportunities (determined as a percentage of their base salary paid during the applicable six-month performance period).

Long-Term Equity-Based Incentive Awards

Our NEOs were granted long-term equity-based incentive awards in the form of Objectives-based RSUs, granted in May 2021, and Service-based RSUs, granted in August 2021. Vesting of Objectives-based RSUs, which represented about 60% of the total long-term incentive award value granted to our NEOs, was tied to achievement of Compensation Committee-approved Company performance objectives. Specifically, the performance objectives related to securing specific design wins; making specific R&D-related improvements; implementing operational improvements; developing, expanding or qualifying specific product and process technologies; implementing specific manufacturing-related improvements; updating the Company's governance framework and related monitoring and disclosure to support the Company's ESG program; and developing and expanding the business application of advanced analytics.

For the Objectives-based RSUs granted in fiscal 2022, we fully achieved eight of the pre-established Company performance objectives, while obtaining partial achievement of two additional performance objectives (as discussed in more detail below). The Committee noted that performance could not yet be measured for certain fiscal 2022 performance objectives with performance dates ending during the first and second quarters of fiscal 2023. As a result, in May 2022, the Committee determined that performance on the measurable fiscal 2022 performance objectives resulted in achievement of 79% of target performance. The Objectives-based RSUs earned by the NEOs vest over a specified period, with 50% vesting upon certification of the level of achievement of the awards and the remaining 50% vesting in equal annual installments over each of the following two years.

Executive Compensation Program

Executive Compensation Program Objectives and Philosophy

The objectives of Qorvo's executive compensation program are to enhance our ability to recruit and retain qualified management, motivate our executive officers and other employees, and create a strong alignment between the financial interests of our executive officers and our stockholders. We believe the competition in our industry for qualified executives, including our NEOs, is extremely strong. To attract and retain highly qualified employees, we must maintain an overall compensation package that is competitive with the compensation offered by the companies in our peer group and other competitors within our industry.

The Compensation Committee bases short-term incentive awards and long-term performance-based equity awards on the achievement of corporate financial and operational goals established by the Committee. While this structure places focus on the performance of the executive management team as a group and overall Company performance, the operational goals established are often assigned to specific members of management. The Compensation Committee does consider these operational goals in evaluating individual performance in its compensation decisions.

We also believe that substantial equity ownership provides important medium-term and long-term incentives and encourages our NEOs to take actions favorable to the long-term interests of Qorvo and our stockholders. Accordingly, long-term equity-based incentive compensation makes up a significant portion of the overall target total direct compensation of our NEOs. Additionally, our NEOs and other executive officers, are required to own shares of our common stock in accordance with our stock ownership guidelines, as described in more detail under "Compensation Decision-Making Processes – Stock Ownership Guidelines below.

Fiscal 2022 Executive Compensation Program Design

Our fiscal 2022 executive compensation program consists of base salary, short-term incentive awards and long-term equity-based incentive awards. For our NEOs, base salary generally accounts, on average, for approximately 13% of their target total direct compensation. In addition, short-term incentive award opportunities, which may be paid in cash or equity at the Committee's discretion, generally account for approximately 14% of their target total direct compensation, while long-term equity-based incentive award opportunities are comprised of performance- and service-based RSUs and generally account for approximately 73% of their target total direct compensation. Our executive compensation philosophy emphasizes team effort, which we believe fosters rapid adjustment and adaptation to fast-changing market conditions. We believe that our combination of short-term incentive awards and long-term performance- and service-based RSUs helps us achieve our long-term goals and will continue to align the interests of our executive officers, including our NEOs, with those of Qorvo and our stockholders.

For our NEOs, approximately 60% of their target total long-term equity-based incentive awards are performance-based, while the balance is service-based. The Objectives-based RSU awards are linked to the achievement of Company performance objectives, with 50% vesting upon certification of the level of achievement by the Committee for the applicable portion of the Objectives-based RSUs, and the remaining 50% vesting in equal annual installments over each of the following two years. These performance-based awards are "at-risk" and do not contain any minimum guaranteed award.

The Compensation Committee has also made annual performance-based and service-based equity awards to our NEOs that have extended vesting periods or award terms. The purpose of these awards, which are discussed in more detail below, is to motivate and reward strong corporate performance and to retain valued executives. We also use long-term equity-based incentive awards to attract and recruit qualified executives. We believe that equity awards serve to align the interests of our NEOs with those of our stockholders by rewarding them for stock price growth. Because a significant percentage of our NEOs target total direct compensation is in the form of equity awards with long-term vesting requirements and no guarantee of being earned, we believe our NEOs are motivated to take actions that will benefit the Company and our stockholders in the long term. The Company also offers a tax-qualified defined contribution 401(k) plan and nonqualified deferred compensation plan to each of our NEOs.

Compensation Decision-Making Processes

Role of the Compensation Committee

The Compensation Committee is appointed by the Board to exercise the Board's authority to set compensation of our officers (including our NEOs), to make recommendations to the Board regarding compensation of our non-employee directors and to administer our incentive compensation plans. The Committee holds several regularly scheduled meetings each year, in addition to special meetings, as needed to fulfill its obligations. Meeting agendas are established by the Chair of the Compensation Committee after consultation with our Chief Human Resources Officer, other members of the Committee and our CEO.

Role of the Compensation Consultant

The Compensation Committee has retained the compensation consulting firm Compensia, Inc. to assist it with executive, equity and non-employee director compensation matters. The Committee also received advice from Compensia relating to the Company's executive compensation performance metrics for fiscal 2022. The Committee selected Compensia based primarily on its principals' depth of experience in the technology industry and its prior performance as the Committee's compensation consultant. Compensia supported the Committee in reviewing and finalizing the fiscal 2022 compensation of our NEOs. In addition, Compensia worked with the Committee to help develop compensation practices appropriate for our industry. Compensia also provided an analysis of non-employee director compensation and provided input on executive officer base salary and our short-term and long-term incentive plans. Compensia's recommendations to the Committee generally included suggested ranges for compensation or descriptions of policies that Compensia currently considers best practices in our industry.

During fiscal 2022, Compensia worked only for the Committee and performed no additional services for Qorvo or any of our NEOs. The Committee approved the engagement of Compensia, including the scope of work to be performed and the proposed budget. During fiscal 2022, neither the Committee nor our management used the services of any other compensation consultant other than Compensia. All the work performed by Compensia is performed at the direction of the Committee. In connection with its engagement of Compensia, the Committee considered the factors set forth in the listing standards of Nasdaq and the relevant SEC rules on advisor independence and determined that Compensia was independent and that its engagement did not present any conflicts of interest.

Role of Executives in Establishing Compensation

During fiscal 2022, our CEO, other members of executive management (particularly our Chief Human Resources Officer), Compensia and the Compensation Committee met numerous times regarding compensation considerations. Each of these parties was and continues to be encouraged to propose ideas or issues for the Compensation Committee to consider and evaluate with respect to our compensation structure and philosophy.

The Committee, following consultation with Compensia, establishes the annual base salary, short-term incentive award opportunities and long-term equity-based incentive award opportunities for our CEO, Mr. Bruggeworth. Mr. Bruggeworth recommends to the Committee the annual base salary, short-term incentive award opportunities and long-term equity-based incentive award opportunities for the other members of the executive management team, including the other NEOs, for the Committee's review, modification and approval.

To assist the Committee in overseeing compensation practices, the Committee periodically requests that the Human Resources, Finance and Legal Departments' personnel present information on compensation-related topics. Therefore, certain members of the executive management team or other employees attended portions of some Committee meetings during fiscal 2022 to fulfill these requests. Our CEO attended all of the Committee's meetings during fiscal 2022 but did not attend any portion of any meeting where his own compensation was being determined. The Committee held a portion of certain meetings during fiscal 2022, in executive session with only Committee members and, in some cases, Committee advisors present.

Use of Industry Comparative Data

We operate in a highly competitive industry in which retention of qualified personnel is a critical factor in operating a successful business. As such, we try to understand as much as possible about the total compensation levels and practices at other companies in our industry. In consultation with Compensia, our CEO and our Chief Human Resources Officer, the Compensation Committee has developed a peer group of companies to better understand the competitive market for executive talent that it reviews at least annually and, when appropriate, adjusts periodically. The Committee made changes to the peer group as compared to fiscal 2021 in light of consolidation within the semiconductor industry and changes to the revenue and market capitalization of our peer group companies. The companies included in this peer group generally have revenue ranging from one-half to two and one-half times our annual revenue, market capitalizations ranging from one-third to three times our market capitalization and are in the semiconductor, semiconductor equipment, electrical equipment and instrument, and communications equipment business sectors. The peer group is constructed such that the median revenue and market capitalization are at or close to our financial profile. At the time the peer group was determined, Qorvo was at the 57th percentile of revenue and the 51st percentile of market capitalization of these companies.

The peer group used in fiscal 2022 consisted of the following companies:

- Analog Devices, Inc.
- Ciena Corporation
- Cirrus Logic, Inc.
- Cree, Inc.
- Flir Systems, Inc.
- Keysight Technologies, Inc.
- KLA Corporation
- Marvell Technology Group Ltd.
- Maxim Integrated Products
- Microchip Technology Inc.
- MKS Instruments, Inc.
- ON Semiconductor Corporation
- Skyworks Solutions, Inc.
- Teradyne, Inc.
- Trimble, Inc.
- Xilinx, Inc.
- Zebra Technologies Corporation

The Compensation Committee utilizes peer group data to help establish base salaries and target short-term incentive award opportunities for each NEO. When reviewing peer group data in setting compensation, the Compensation Committee also considers each NEO's performance, level of responsibility in comparison to the other NEOs, and internal equity and other considerations and makes adjustments to compensation as it deems appropriate.

Incentive-Based Compensation Policies

With the assistance of the Compensation Committee, Compensia and the executive management team, we have developed the policies discussed below:

- Short-term incentive award opportunities are linked to pre-established objective metrics for our financial performance during two six-month periods each fiscal year. As discussed in more detail below under "Elements of Compensation – Short-Term Incentive Opportunities," each target short-term incentive award opportunity is expressed as a percentage of the NEO's base salary that is paid during the applicable performance period. The short-term incentive program is structured so that as the level of an NEO's responsibility at Qorvo increases, the target short-term incentive award opportunity as a percentage of his total base salary and target short-term incentive award opportunity will also increase, resulting in a greater percentage of his short-term incentive compensation being at-risk and linked to our operating performance.

- A substantial amount of each NEO's total long-term equity-based incentive compensation is performance-based. For fiscal 2022, our long-term performance-based equity awards were linked to our performance as measured against pre-established Company objectives. While each individual compensation component was set with reference to comparable data drawn from the peer group, taking into account the observations of Compensia as to best practices in our industry, the Committee established a policy that approximately 60% of the value of each NEO's potential long-term equity awards should be performance-based. See "Elements of Compensation – Performance-Based Restricted Stock Unit Awards" below for more information.

- Targeted levels of equity awards (including both performance-based and service-based awards) for each NEO, as is the case with base salary and short-term incentive award opportunities, are established after consideration of (a) comparable data drawn from the peer group; (b) each executive officer's base salary and short-term incentive award opportunity; (c) past accomplishments and performance; (d) overall responsibilities and anticipated performance required for the upcoming fiscal year; and (e) internal equity and other considerations.

- Our fiscal 2022 long-term performance-based equity awards were linked to achievement during the year of key Company projects or initiatives that the Committee believed had a strong potential to impact long-term stockholder value creation.

- We do not provide "perquisites" to our executive officers.

Other Equity Award Grant Practices

We also employ the following practices with respect to equity awards:

- As part of the Committee's regular process for determining whether performance-based compensation goals have been met, our Internal Audit Department reviews our performance against the applicable metrics for short-term incentive award opportunities and long-term performance-based equity compensation, confirms the level of achievement of the applicable metrics and issues a report to the Committee certifying the applicable calculations.

- To encourage our executive officers to maintain a longer-term perspective of the Company as they approach retirement and to augment retirement savings, both Objectives-based RSUs and Service-based RSUs generally will remain outstanding and capable of being earned and/or of vesting in accordance with their terms following an executive officer's termination of employment unless such employment is terminated for cause, in which case any unearned or unvested portion of the award will be forfeited. Continuation of the award is conditioned on the departing executive officer's agreement to refrain from working for another company during the remaining vesting period and compliance with specified non-disclosure, confidentiality and other covenants. If the individual fails to satisfy these obligations, the remaining unearned or unvested portion of the award will be forfeited and any underlying shares of common stock that were earned and vested following termination and any gain from the sale of such shares will be subject to recoupment, or "clawback," by Qorvo.

- In order to support the surviving family of an executive officer in the event of his or her death, both performance-based and service-based long-term equity awards will be treated as earned (at target levels if applicable) and fully vested in the event of the death of the executive officer prior to the end of the applicable performance or vesting period. In the event of the death of the executive officer on or after the end of a performance period, long-term performance-based equity awards will be eligible to be fully earned, based on actual performance and to the extent performance goals are met, with such earned awards being deemed fully vested as of the date of termination.

- We prohibit the backdating or spring-loading of equity awards. To further that goal, we generally grant Service-based RSUs and Objectives-based RSU opportunities once a year to existing employees.

- We prohibit the repricing of stock options or stock appreciation rights without stockholder approval.

The Committee also has additional responsibilities with respect to our compensation policies and practices, which are set forth in its charter and described in more detail under "Corporate Governance – Committees and Meetings – Compensation Committee," above.

Prohibition Against Hedging and Pledging

Our securities trading policy and Corporate Governance Guidelines prohibit any hedging of our securities by directors or employees, including our executive officers. This includes engaging in any type of short sale or purchasing any financial instrument (including prepaid variable forward contracts, equity swaps, collars and exchange traded funds) or engaging in any transaction that, in either case, hedges or offsets, or is designed to hedge or offset any risk of decrease in the market value of our common stock. Accordingly, none of our directors or executive officers has engaged in any hedging transaction with respect to our common stock.

Our securities trading policy and Corporate Governance Guidelines also prohibit any pledging of our securities by directors or employees, including our executive officers. Accordingly, none of our directors or executive officers has pledged our common stock.

Stock Ownership Guidelines

Under our Corporate Governance Guidelines, we have established stock ownership guidelines for our non-employee directors, CEO and other executive officers, which provide that within five years of first becoming a director or executive officer, as applicable, they must own shares of our common stock with a specified value in the following amounts: for directors, 5x their annual cash retainers; for the CEO, 5x his base salary; and for other executive officers, 1x their base salaries. We recently revised our Corporate Governance Guidelines to clarify that only common stock, time-vested restricted stock and time-vested restricted stock units owned directly by a director or executive officer, held indirectly by a trust or owned by an immediate family member residing in the same household will be counted toward the ownership requirements. The Compensation Committee believes these ownership requirements help ensure that our directors and officers have meaningful equity stakes that help align their economic interests with those of our stockholders.

Elements of Compensation

Compensation arrangements for our NEOs under our fiscal 2022 executive compensation program are composed of four elements: (a) base salary; (b) performance-based short-term incentive awards; (c) equity incentive awards in the form of performance-based and service-based RSUs; and (d) other compensation and employee benefits generally available to our eligible employees, such as health insurance, group life and disability insurance and participation in our 401(k) plan, our nonqualified deferred compensation plan and our Employee Stock Purchase Plan, or ESPP. We believe our overall and individual incentive award grant practices contain performance-based elements that are designed to reward performance and support our strategic objectives.

Base Salaries

The Committee reviews and establishes individual base salaries for our executive officers, including our NEOs, annually. In determining individual base salaries, the Committee considers peer group data, overall responsibilities and anticipated performance, past accomplishments and performance, labor market conditions and our overall annual budget guidelines for merit and performance increases. The base salaries for our NEOs are as shown in the table below:

Name	Base Salary (1)
Robert A. Bruggeworth	$920,332
Mark J. Murphy	$555,379
Philip J. Chesley	$465,000
Steven E. Creviston	$539,259
Paul J. Fego	$490,435

(1) Effective on the first day of fiscal 2022 (April 4, 2021) for each of Messrs. Bruggeworth, Murphy, Creviston and Fego, and on November 1, 2021 for Mr. Chesley. The base salaries for each of Messrs. Bruggeworth, Murphy, Creviston and Fego represent increases of 6% to 8% from fiscal 2021.

Short-Term Incentive Award Opportunities

A significant portion of each NEOs annual target total direct compensation is designed to be at-risk and linked to our operating performance. Short-term incentives for our NEOs are awarded pursuant to our Short-Term Incentive Plan only when earned and are not guaranteed.

The target short-term incentive award opportunity for each NEO is expressed as a percentage of the base salary that is paid during the applicable performance period. The short-term incentive program is structured so that as an NEO's responsibility at Qorvo increases, the target short-term incentive award opportunity as a percentage of base salary will also increase. In March 2021, the Committee set the fiscal 2022 target short-term incentive award opportunity for Mr. Bruggeworth at 160% of his base salary (an increase from 150% in fiscal 2021) and for each of Messrs. Murphy, Creviston and Fego at 90% of their respective base salary. In November 2021, the Committee set the fiscal 2022 target short-term incentive award opportunity for Mr. Chesley at 90% of his base salary. The short-term incentive award opportunities reflect the Committee's view that Mr. Bruggeworth, as our CEO, bears overall management responsibility for Qorvo, while our other NEOs have more narrow responsibilities tied to a particular business unit or function.

For fiscal 2022, the short-term incentive award opportunities were based on two separate six-month performance periods. The metrics used to measure performance were (1) revenue and (2) non-GAAP operating income. The Compensation Committee chose these metrics because it believes that these are important factors driving stockholder value.

For purposes of the short-term incentive awards, "non-GAAP operating income" was calculated excluding stock-based compensation expense, amortization of intangible assets, acquisition and integration related costs, gain or loss on assets, asset impairments, start-up costs, restructuring related charges and certain non-cash expenses. The revenue and non-GAAP operating income metrics had pre-established threshold, target and maximum levels, and each constituted 50% of the total short-term incentive award opportunity during each six-month performance period. Each NEO had the opportunity to earn a short-term incentive award in an amount between 30% and 200% of the target short-term incentive award opportunity, depending on our actual level of revenue and non-GAAP operating income during the performance period. No minimum bonus was guaranteed. In addition, the fiscal 2022 short-term incentive awards are subject to the fiscal year award limitation of $5,000,000 per participant applicable under the Short-Term Incentive Plan. Our short-term incentive compensation targets are intended to reward actual performance measured against our Board-approved operating plan.

The short-term incentive award earned for each metric was determined on a linear basis for performance between the threshold and maximum levels for such metric. For the first six months of fiscal 2022, the target levels for revenue and non-GAAP operating income were approximately 100% of the corresponding amounts in our annual operating plan as approved by the Board. As a result of our performance in the first six months of fiscal 2022, our NEOs earned short-term incentive awards equal to 148.3% of their target short-term incentive award opportunity for this semi-annual performance period. The following table sets forth the short-term incentive metrics and the actual results achieved for the first six-month performance period:

First Half of Fiscal 2022 Short-Term Incentive Components, Performance Range and Results Achieved

Performance Metric	Threshold (30% Payout)	Target (100% Payout)	Maximum (200% Payout)	Achieved Results	Short-Term Incentive Percentage Achieved	Weighting	Payout % Factor
Revenue	$1,885.6M	$2,218.3M	$2,551.0M	$2,362.4M	143.3%	50%	71.6%
Non-GAAP Operating Income	$ 484.9M	$ 692.7M	$ 900.5M	$ 803.6M	153.4%	50%	76.7%
							148.3%

We used a similar methodology to set our short-term incentive award targets for the second half of fiscal 2022 based on our forecast prepared in October 2021 for the same period, as approved by the Board. For the second six months of fiscal 2022, the target level for revenue and non-GAAP operating income was approximately 100% of the corresponding amount in our forecast. Based on our performance in the second six months of fiscal 2022, our NEOs earned short-term incentive awards equal to 54.3% of their target short-term incentive award opportunity for this semi-annual performance period. The following table sets forth the short-term incentive metrics and the actual results achieved for the second six-month performance period:

Second Half of Fiscal 2022 Short-Term Incentive Components, Performance Range and Results Achieved

Performance Metric	Threshold (30% Payout)	Target (100% Payout)	Maximum (200% Payout)	Achieved Results	Short-Term Incentive Percentage Achieved	Weighting	Payout % Factor
Revenue	$2,193.4M	$2,580.5M	$2,967.6M	$2,265.7M	43.0%	50%	21.5%
Non-GAAP Operating Income	$ 614.5M	$ 877.8M	$1,141.1M	$ 748.1M	65.6%	50%	32.8%
							54.3%

Performance-Based Restricted Stock Unit Awards

For fiscal 2022, the NEOs received a performance-based RSU award opportunity to be earned based on our achievement of certain pre-established Company performance objectives. No minimum level of equity award was guaranteed. These Objectives-based RSUs are designed so that approximately 60% of the total target value of each NEO's annual long-term equity-based incentive opportunity is linked to project milestones or key initiatives that the Compensation Committee believed had a strong potential to impact long-term stockholder value creation.

The Objectives-based RSUs granted in fiscal 2022 were eligible to be earned based on our actual performance as measured against ten performance objectives approved by the Compensation Committee. The number of RSUs earned is determined by the objectives met and the specific payout percentage that was assigned to each of those objectives. Depending on the number of objectives met, each NEO could have earned up to 150% of the target number of Objectives-based RSUs. We believe the Objectives-based RSUs advance our achievement of long-term financial and operational goals and help support our continued performance as an industry leader. These goals were Company-based, and the performance achieved applied to the executive management team as a group. The following table describes the performance objectives for fiscal 2022, along with the rationale, weighting, performance assessment and payout for each:

Performance Objective (1)	Rationale for Selection of Objective	Weighting (2)	Performance Assessment	Percent Payout
Secure specific Mobile Product design wins	Increase revenue, expand margins, address customer requirements and develop key technologies	45%	Partial (3)	19%
Secure specific Infrastructure and Defense Products design wins	Increase revenue, expand margins, address customer requirements and develop key technologies	15%	Not achieved (3)	0%
Complete development and launch of specific advanced technology in new markets	Increase revenues and develop key technologies	15%	Partial (3)	5%
Implement new tools to increase margins	Improve operations efficiency and expand margins	10%	Achieved	10%
Automate certain business activities	Reduce transactional costs	10%	Achieved	10%
Implement new product technology for select applications	Improve performance and competitiveness	10%	Achieved	10%
Further enhance new product technology for select applications	Improve performance and competitiveness	10%	Not achieved (3)	0%
Implement new processes to improve manufacturing productivity	Improve manufacturing operations including cycle time and yield	10%	Not achieved (3)	0%
Achieve certain DE&I and ESG program goals	Drive sustainability and enhance DE&I initiatives	15%	Achieved	15%
Implement new costing tools	Enhance visibility of costs and improve reporting	10%	Achieved	10%
	Total:	**150%**		**79%**

(1) Three of the objectives contained related sub-objectives that carried separate weightings and could be individually met.

(2) Weightings are assigned based on the perceived strategic importance of each objective.

(3) The performance period was our fiscal year ended April 2, 2022, except for five objectives/sub-objectives that had performance periods ending between April 30, 2022 and September 30, 2022. In May 2022, the Committee determined the Company's actual performance with respect to those objectives with performance periods that ended prior to the Committee's assessment.

Based on our actual performance against the pre-established performance objectives that the Compensation Committee was able to measure at the time of its assessment, our NEOs earned 79% of the target number of Objectives-based RSUs, as shown in the following table:

Name	Target Number of Objectives-Based RSUs	Maximum Number of Objectives-Based RSUs	Actual Number of Objectives-Based RSUs Earned (1)
Robert A. Bruggeworth	26,684	40,026	21,079
Mark J. Murphy	10,465	15,698	8,267
Philip J. Chesley (2)	–	–	–
Steven E. Creviston	8,023	12,035	6,338
Paul J. Fego	8,023	12,035	6,338

(1) Due to rounding, the actual number of RSUs earned may vary slightly from the calculated payout multiplied by the target number of RSUs.

(2) Mr. Chesley joined Qorvo as President of Infrastructure and Defense Products, effective November 1, 2021, and was not granted Objectives-based RSUs for fiscal 2022.

The number of RSUs earned by our NEOs listed above vest over a specified period, with 50% having vested upon certification of the level of achievement of the awards and the remaining 50% vesting in equal annual installments over each of the following two years.

We believe that the level of performance required to satisfy the objectives and reach the target award level should not be easily achievable. When the Committee established the performance objectives for fiscal 2022, it assigned an expected degree of difficulty of achieving each objective or sub-objective, as applicable, as either "low," "medium" or "high." With the exception of two objectives rated as low difficulty, each of the objectives listed above were rated at either a high or medium difficulty to accomplish. The Committee believes that earning any awards equal to or greater than the target level of 100% should be difficult, but still possible, to achieve. We recognize, however, that the likelihood of achievement of any level of award in any given performance period may vary from prior performance periods and believe that the amount of the award should be appropriate for the performance. No minimum level of award is guaranteed. In addition, the Committee believes it is inherently difficult to predict whether these performance objectives will be met. The Committee believes that one of the most important benefits to Qorvo from the use of the Objectives-based RSUs is the focused emphasis by all participating employees on attaining the objectives as a team.

Service-Based Restricted Stock Unit Awards

For fiscal 2022, the Compensation Committee granted Service-based RSUs to our executive officers, including our NEOs. The amount of each award was determined by the Committee in August 2021 upon consideration of (a) peer group data, (b) each executive officer's base salary, short-term incentive award opportunities and performance-based RSU opportunities, (c) overall responsibilities and anticipated performance required for the upcoming fiscal year, and (d) past accomplishments and performance. Consistent with the Committee's philosophy of promoting performance-based compensation, Service-based RSUs generally approximate 40% of the total target value of all annual long-term equity-based incentive opportunities. The RSUs generally are expected to vest over a four-year period, with 25% vesting on each anniversary of the grant date. The following table sets forth the number of Service-based RSUs granted to each NEO, with additional detail regarding the awards set forth in the "2022 Grants of Plan-Based Awards Table."

Name	Service-Based RSUs
Robert A. Bruggeworth	15,804
Mark J. Murphy	6,198
Philip J. Chesley	20,012 (1)
Steven E. Creviston	4,752
Paul J. Fego	4,752

(1) The amount shown for Mr. Chesley reflects a grant made in December 2021, following his appointment as President of Infrastructure and Defense Products.

Other Employee Benefits

Our NEOs are eligible to participate in the same employee benefit plans generally available to all our employees, including health insurance, group life and disability insurance, 401(k) and our ESPP. We also maintain a non-qualified deferred compensation plan under which eligible employees, including our NEOs, may elect to defer the receipt of a portion of their base salary and some of their short-term incentive compensation, to the extent paid in cash. We do not provide matching contributions under our deferred compensation plan, nor do we guarantee a minimum rate of return.

Perquisites

Our executive officers do not receive perquisites or other personal benefits. The Compensation Committee believes that such benefits are not necessary to implement our current executive compensation philosophy and structure.

Tax Considerations

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible unless the compensation qualifies for certain grandfathered exceptions (including the "performance-based compensation" exception) for certain compensation payable pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date.

Although the Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, the Committee believes that it needs to continue to consider all relevant factors that attract, retain and reward talent. Therefore, the Committee will continue to maintain the flexibility to award compensation that may not be tax deductible.

Employment Agreement

Our CEO, Mr. Bruggeworth, currently has an employment agreement with Qorvo. The terms of Mr. Bruggeworth's employment agreement are described in more detail below in the section entitled "Potential Payments upon Termination or Change-in-Control."

Change in Control Agreements

We have entered into change-in-control agreements with each of our NEOs and certain other members of our executive management team. We entered into these arrangements to acknowledge the respective employee's importance to us and our stockholders and to attempt to avoid the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate organizational changes. As more fully described in the section entitled "Potential

Payments Upon Termination or Change-in-Control" below, these agreements entitle each of our NEOs to payments and benefits only if his employment is terminated without "cause," or by him for "good reason," within the two-year period following the change in control (which will include the 90 days prior to the date of the change in control in the case of a termination without cause). The Compensation Committee believes that this "double-trigger" structure provides an appropriate balance between the corporate objectives described above and the potential compensation payable upon a qualifying termination following a change of control.

Conclusion

The Compensation Committee believes that Qorvo's executive compensation program provides a balanced and stable foundation for rewarding our NEOs and providing them incentives to achieve corporate objectives that align with the interests of our stockholders. Based on our financial performance in fiscal 2022, our NEOs received short-term incentive awards at 148.3% of their fiscal 2022 target percentage of base salary paid in the first six months of fiscal 2022 and 54.3% of their fiscal 2022 target percentage of base salary paid in the second six months of fiscal 2022. These earned incentive awards reflect operating performance by the Company above the threshold performance level required for an award, with the first six-month period of fiscal 2022 demonstrating strong performance that exceeded the target levels approved by the Committee. The Committee believes the award levels match the Company's performance against its annual operating plan and forecast in fiscal 2022. In addition, based on the performance objectives measurable at the time of the Compensation Committee's assessment in May 2022, our NEOs earned their Objectives-based RSUs at 79% of target.

Our executive compensation philosophy emphasizes team effort, which we believe fosters rapid adjustment and adaptation to fast-changing market conditions. We believe that our combination of short-term incentive awards and long-term performance- and service-based RSUs helps us achieve our long-term goals and will continue to align the interests of our executive officers, including our NEOs, with those of Qorvo and our stockholders.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that accompanies this report with our management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the year ended April 2, 2022.

The Compensation Committee

Walden C. Rhines (Chair)
David H. Y. Ho
Roderick D. Nelson
Susan L. Spradley

Summary Compensation Table

The following table summarizes the compensation of the NEOs for the fiscal years ended April 2, 2022, April 3, 2021 and, March 28, 2020. We use a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year.

Name & Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total Compensation ($)
Robert A. Bruggeworth	2022	920,332	7,649,886	1,491,674	10,792	10,072,684
President and Chief	2021	884,934	6,758,964	2,123,597	11,122	9,778,617
Executive Officer	2020	851,204	5,999,956	1,459,189	10,000	8,320,349
Mark J. Murphy	2022	555,379	3,000,141	506,339	8,704	4,070,563
Former Chief Financial Officer (4)	2021	539,009	2,002,639	776,084	10,481	3,328,213
	2020	518,465	1,650,059	533,271	9,722	2,711,517
Philip J. Chesley	2022	180,635	2,999,999	91,772	6,260	3,278,665
Corporate Vice President and President of Infrastructure and Defense Products (5)						
Steven E. Creviston	2022	539,259	2,300,117	491,642	10,438	3,341,456
Corporate Vice President	2021	528,302	2,002,639	760,666	10,660	3,302,267
and President of Mobile Products	2020	508,165	2,000,008	522,677	9,920	3,040,770
Paul J. Fego	2022	490,435	2,300,117	447,130	10,452	3,248,134
Corporate Vice President of Global	2021	475,979	1,602,114	685,330	10,592	2,774,015
Operations	2020	457,837	1,499,987	470,912	9,908	2,438,644

(1) Represents the aggregate grant date fair value of performance-based and service-based restricted stock units granted during the fiscal years shown calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 718, Compensation-Stock Compensation, or ASC Topic 718, rather than an amount paid to or realized by the NEO, disregarding the estimate of forfeitures related to performance-based and service-based, as applicable, vesting conditions. The aggregate grant date fair value is the amount we expect to expense in our financial statements over the award's vesting schedule. See "Stock-Based Compensation" in Note 15 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended April 2, 2022 (the "10-K") for the assumptions used to calculate grant date fair value. The actual amounts, if any, ultimately realized may differ from the ASC Topic 718 grant date fair value amounts. See the "2022 Grants of Plan-Based Awards Table" below for information on grants awarded in fiscal year 2022.

(2) Represents amounts earned under our Short-Term Incentive Plan and the disclosure for fiscal 2021 and 2022 reflects a revision from our 2020 disclosure to show, in line with SEC guidance, amounts earned in the years referenced rather than amounts actually paid in such years. See "Compensation Discussion and Analysis – Elements of Compensation – Short-Term Incentive Opportunities" for information on the Short-Term Incentive Plan.

(3) Represents company matching contributions to the accounts of the NEOs under our 401(k) plan.

(4) Mr. Murphy resigned as Chief Financial Officer effective April 18, 2022.

(5) Mr. Chesley joined Qorvo as President of Infrastructure and Defense Products, effective November 1, 2021.

2022 Grants of Plan-Based Awards Table

The following table provides information on restricted stock unit awards and plan-based short-term incentive awards granted to or earned by each of our NEOs with respect to fiscal year 2022. The actual amounts, if any, ultimately realized may differ from the amounts set forth in the "Grant Date Fair Value of Stock and Option Awards" column.

| Name | Grant Date (1) | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2) | | | Estimated Possible Payouts Under Equity Incentive Plan Awards (3) | | | All Other Stock Awards: Number of Shares of Stock or Units (4) (#) | Grant Date Fair Value of Stock and Option Awards ($) (5) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Robert A. Bruggeworth	N/A	0	1,472,531	2,945,062					
	5/11/2021				267	26,684	40,026		4,589,916
	8/10/2021							15,804	3,059,970
Mark J. Murphy (6)	N/A	0	499,841	999,682					
	5/11/2021				105	10,465	15,698		1,800,084
	8/10/2021							6,198	1,200,057
Philip J. Chesley	N/A	0	418,500	837,000					
	12/5/2021							20,012 (7)	2,999,999
Steven E. Creviston	N/A	0	485,334	970,668					
	5/11/2021				80	8,023	12,035		1,380,035
	8/10/2021							4,752	920,082
Paul J. Fego	N/A	0	441,392	882,784					
	5/11/2021				80	8,023	12,035		1,380,035
	8/10/2021							4,752	920,082

(1) Equity awards granted to the NEOs were made pursuant to our 2012 Stock Incentive Plan (the "2012 Plan"). See "Equity Compensation Plans – 2012 Stock Incentive Plan – Qorvo, Inc.," below for more information. The grant date above is determined in accordance with ASC Topic 718.

(2) Each NEO participates in our Short-Term Incentive Plan. The short-term incentive award earned by each NEO is shown in the Summary Compensation Table under the column captioned "Non-Equity Incentive Plan Compensation." Short-term incentive awards are earned based on attainment of Company operating performance goals based on two six-month performance periods. The short-term incentive opportunities available under the Short-Term Incentive Plan are described in greater detail under "Compensation Discussion and Analysis – Elements of Compensation – Short-term Incentive Opportunities."

(3) Information in these rows reflect the Objectives-based RSU awards granted under our 2012 Plan. Objectives-based RSUs are earned, if at all, at the end of a specified performance period based on achievement of pre-established performance goals, with 50% vesting at the end of the performance period and the remaining 50% vesting in equal installments over each of the following two years. In the event of termination of employment other than for cause, these performance-based RSU awards granted to an NEO will continue to be capable of being earned and vest over the original vesting term as if the NEO had remained an employee of Qorvo subject to the NEO's compliance with certain restrictive covenants and other conditions. For a detailed discussion of the performance-based RSU awards, see "Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Restricted Stock Unit Awards," above.

(4) These service-based RSU awards were granted under our 2012 Plan and vest in increments of 25% per year over a period of four years, with the exception of the December 2021 grant to Mr. Chesley, which vests ratably over a three-year period. In the event of termination of employment other than for cause, the service-based RSU awards granted to an NEO generally will continue to vest over the original vesting term as if the NEO had remained an employee of Qorvo subject to the NEO's compliance with certain restrictive covenants and other conditions. For a detailed discussion of the service-based RSU awards, see "Compensation Discussion and Analysis – Elements of Compensation – Service-Based Restricted Stock Unit Awards."

(5) These amounts do not reflect compensation actually received by the NEO. Amounts presented represent the aggregate grant date fair value calculated in accordance with ASC Topic 718 of our common stock awards granted during the fiscal year. See "Stock-Based Compensation" in Note 15 of the Notes to the Consolidated Financial Statements set forth in the

Company's Form 10-K for the assumptions used to calculate the grant date fair value of the awards. The actual amount of the stock award ultimately realized upon vesting may differ from the aggregate grant date fair value.

(6) As a result of his resignation effective April 18, 2022, Mr. Murphy forfeited all unvested equity awards.

(7) The amount shown reflects a grant made in December 2021, following Mr. Chesley's appointment as President of Infrastructure and Defense Products.

Equity Compensation Plans

The discussion that follows describes the material terms of our principal equity compensation plans in which the NEOs participate. The material terms of Mr. Bruggeworth's employment agreement and the change in control arrangements applicable to our NEOs are described under "Potential Payments Upon Termination or Change-in-Control" below.

2012 Stock Incentive Plan – Qorvo, Inc.

The Company currently grants equity awards to eligible employees, directors and independent contractors under its current principal stock incentive plan, the 2012 Plan, which was approved by RFMD's shareholders on August 16, 2012. Under the 2012 Plan, the Company is permitted to grant stock options and other types of equity incentive awards, such as stock appreciation rights, restricted stock awards, performance shares and performance units. The maximum number of shares issuable under the 2012 Plan may not exceed the sum of (a) 4.3 million shares, plus (b) any shares of common stock (i) remaining available for issuance as of the effective date of the 2012 Plan under the Company's prior plans and (ii) subject to an award granted under a prior plan, which awards are forfeited, canceled, terminated, expire or lapse for any reason. As of April 2, 2022, approximately 2.6 million shares were available for issuance under the 2012 Plan.

For a discussion of the fiscal 2022 grants of performance-based RSU awards, which are capable of being earned based on objective performance goals, see "Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Restricted Stock Unit Awards." For a discussion of the methodology with respect to the grants of service-based RSU awards, see "Compensation Discussion and Analysis – Elements of Compensation – Service-Based Restricted Stock Unit Awards." For a discussion of our NEOs' equity award compensation in proportion to their total compensation, see "Compensation Discussion and Analysis – Executive Compensation Program – Fiscal 2022 Executive Compensation Program Design."

2013 Incentive Plan – Qorvo, Inc.

The Company assumed the TriQuint Semiconductor, Inc. 2013 Incentive Plan (the "2013 Incentive Plan"), originally adopted by TriQuint, allowing Qorvo to issue awards under this plan. The 2013 Incentive Plan provides for the grant of stock options, restricted stock units, stock appreciation rights and other stock or cash awards to employees, officers, directors, consultants, agents, advisors and independent contractors of TriQuint and its subsidiaries and affiliates. Former employees, officers and directors of RFMD are not eligible for awards under the 2013 Incentive Plan. The options granted thereunder must have an exercise price per share no less than 100% of the fair market value per share on the date of grant. The terms of each grant under the 2013 Incentive Plan may not exceed ten years. As of April 2, 2022, approximately 500,000 shares were available for issuance under the 2013 Incentive Plan.

Employee Stock Purchase Plan – Qorvo, Inc.

The Company assumed the TriQuint Employee Stock Purchase Plan ("ESPP"), which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan may participate in the ESPP. The ESPP provides eligible employees an opportunity to acquire the Company's common stock at 85% of the lower of the closing price per share of the Company's common stock on the first or last day of each six-month purchase period. As of April 2, 2022, approximately 3.0 million shares were available for future issuance under this plan. The Company makes no cash contributions to the ESPP but bears the expenses of its administration.

Outstanding Equity Awards at Fiscal 2022 Year-End Table

The following table shows the number of shares of our common stock covered by unvested restricted stock unit awards held by our NEOs on April 2, 2022. As of April 2, 2022, our NEOs did not have any outstanding option awards.

| | | Stock Awards | |
Name	Grant Date (1)	Number of Shares of Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Robert A. Bruggeworth	8/10/2021 (3)	15,804	$1,920,344
	5/11/2021 (5)	26,684	3,242,373
	8/5/2020 (3)	15,429	1,874,778
	6/30/2020 (4)	1,007	122,361
	5/13/2020 (4)	28,666	3,483,206
	8/6/2019 (3)	17,608	2,139,548
	5/10/2019 (4)	14,970	1,819,005
	8/7/2018 (3)	7,043	855,795
Mark J. Murphy (6)	8/10/2021 (3)	6,198	753,119
	5/11/2021 (5)	10,465	1,271,602
	8/5/2020 (3)	4,572	555,544
	6/30/2020 (4)	299	36,331
	5/13/2020 (4)	8,496	1,032,349
	8/6/2019 (3)	4,843	588,473
	5/10/2019 (4)	4,118	500,378
	8/7/2018 (3)	1,937	235,365
Philip J. Chesley	12/5/2021 (3)	20,012 (7)	2,431,658
Steven E. Creviston	8/10/2021 (3)	4,752	577,416
	5/11/2021 (5)	8,023	974,875
	8/5/2020 (3)	4,572	555,544
	6/30/2020 (4)	299	36,331
	5/13/2020 (4)	8,496	1,032,349
	8/6/2019 (3)	5,870	713,264
	5/10/2019 (4)	4,993	606,699
	8/7/2018 (3)	2,348	285,305
Paul J. Fego	8/10/2021 (3)	4,752	577,416
	5/11/2021 (5)	8,023	974,875
	8/5/2020 (3)	3,657	444,362
	6/30/2020 (4)	238	28,919
	5/13/2020 (4)	6,796	825,782
	8/6/2019 (3)	6,603	802,331
	5/10/2019 (4)	2,497	303,410
	8/7/2018 (3)	1,174	142,653
	8/5/2018 (4)	3,861	469,150

(1) The grant date is determined in accordance with ASC Topic 718.

(2) Based upon $121.51 per share, which was the closing price of our common stock as reported by Nasdaq on April 1, 2022, the last trading day of fiscal 2022, multiplied by the number of shares subject to restricted stock unit awards that had not yet vested.

(3) Service-based restricted stock unit awards generally vest in increments of 25% per year over a period of four years, except for Mr. Chesley's award granted on December 5, 2021, which vests in increments of 33.3% per year over three years.

(4) Performance-based restricted stock unit awards, if earned, generally vest over a period of three years, with 50% vesting at upon certification of achievement by the Committee and the remaining 50% vesting in equal annual installments over the following two years.

(5) Performance-based restricted stock unit awards with performance objectives not yet certified by the Compensation Committee as of April 2, 2022 are shown at target.

(6) As a result of his resignation effective April 18, 2022, Mr. Murphy forfeited all unvested equity awards.

(7) Reflects a grant made following Mr. Chesley's appointment as President of Infrastructure and Defense Products effective November 1, 2021.

2022 Option Exercises and Stock Vested Table

The table below shows the number of shares of our common stock acquired by the NEOs during fiscal year 2022 upon the vesting of restricted stock unit awards. During fiscal year 2022, the NEOs did not exercise any stock options.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Robert A. Bruggeworth	86,379	15,654,461
Mark J. Murphy	33,472	6,190,864
Philip J. Chesley (3)	–	–
Steven E. Creviston	27,795	5,049,638
Paul J. Fego	21,236	3,888,455

(1) Share amounts are represented on a pre-tax basis. Our stock plans permit withholding of shares upon vesting to satisfy applicable withholding taxes.

(2) Values represent the market value of our common stock on the vesting date multiplied by the number of shares vested, rounded to the nearest dollar.

(3) Mr. Chesley was appointed as President of Infrastructure and Defense Products effective November 1, 2021.

2022 Nonqualified Deferred Compensation Table

The following table provides information relating to nonqualified deferred compensation of the NEOs for the fiscal year ended April 2, 2022. Mr. Fego is the only NEO who has elected to participate in our nonqualified deferred compensation plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Paul J. Fego	–	–	1.14	29,878	–

Under our nonqualified deferred compensation plan, the NEOs may defer a portion of their cash compensation up to a maximum of 50% of base salary and 85% of bonuses payable pursuant to the short-term incentive plan and commissions payable pursuant to the sales incentive plan. All amounts deferred under the plan will be credited to the respective NEO's accounts under the plan and treated as though invested in eligible investment options selected by the officer from among the options available under the plan. The available investment options are selected by Qorvo's retirement plan committee. Each officer's account will be adjusted for notional investment returns based on the performance of the investment funds selected by the officer.

Each participant must elect, at the time the participant files his or her deferral election for any plan year, to have compensation deferrals for that plan year paid or commence to be paid: following the participant's separation from service, death or disability; following a change in control of Qorvo; or on a specified date that occurs earlier. In addition, each participant must elect from the following forms of payment: lump sum cash payment; 20 quarterly installments; 40 quarterly installments; or 60 quarterly installments. A participant can also withdraw amounts from his or her account if the participant experiences an unforeseeable emergency. A participant may change his or her elections as to the time and form of payment, provided the participant does so at least 12 months before payment would have been made or would have commenced to be made and the change results in the payment (or commencement of payment) being delayed for at least five years after the scheduled date, and meets certain other requirements established by Code Section 409A. If a participant who is a "specified employee," as defined in Code Section 409A, at the time of his or her separation from service has elected to have any portion of his or her account paid or commence to be paid upon his or her separation from service, then such payments will be delayed until six months after the participant's separation from service. If a participant dies prior to the complete distribution of his or her account, any remaining amounts will be distributed to the participant's beneficiary in accordance with the payment elections made by the participant.

Potential Payments upon Termination or Change-In-Control

As described above under "Compensation Discussion and Analysis – Elements of Compensation – Employment Agreement," Mr. Bruggeworth has an employment agreement with Qorvo which is discussed below under the heading "Employment Agreement with Mr. Bruggeworth."

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if our NEOs' employment had terminated on April 2, 2022 and the price per share of our common stock on the date of termination was $121.51, which was the closing price of our common stock on April 1, 2022 (the last trading day of fiscal 2022). These benefits are in addition to benefits available generally to employees, such as distributions under our 401(k) plan and deferred compensation plan, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

Equity Awards

Under our equity incentive plans, unvested restricted stock unit awards are generally forfeited upon termination. However, restricted stock unit awards granted to the NEOs under the 2012 Plan generally will continue to vest pursuant to the same vesting schedule in the event of termination of employment, other than death or for cause, as if such individual had remained an employee of Qorvo, subject to certain restrictive covenants, clawback provisions and other conditions.

Under our equity incentive plans, an option holder generally has three months to exercise vested options after the date employment ends (other than for death or disability). The option holder or his or her estate in the case of death may exercise the option upon the holder's respective disability or death (excluding unvested amounts) for a period of one year.

401(k) Savings Plan; Deferred Compensation Plan

The Company maintains a 401(k) plan and a deferred compensation plan for certain eligible U.S. employees, including each of our NEOs. We match 100% of the first 1%, and 50% of the next 5%, of each employee's eligible earnings contributed to the 401(k) plan, and employees immediately vest in our contributions. Under the deferred compensation plan, employees who are eligible to participate are provided with the opportunity to defer a specified percentage of their base salary and short-term incentive awards paid in cash, which the Company will be obligated to deliver on a future date.

Employee Stock Purchase Plan

Upon termination of employment, all amounts in a participant's ESPP account are not used for purchases and instead are returned to the participant.

Medical Benefits

All medical insurance benefits terminate effective at midnight on the last day of the month in which employment is terminated. Health care continuation coverage rules, commonly referred to as COBRA, require us to provide employees enrolled in our health, dental and vision plans with an opportunity to purchase continued health care coverage at their own expense upon the occurrence of a qualifying event, such as termination of employment for reasons other than gross misconduct, reduction in hours worked, divorce, death or loss of dependency status.

Employment Agreement with Mr. Bruggeworth

Pursuant to this employment agreement, the term of the employment agreement continues until the earliest of (a) November 11, 2010 (as extended as described in the following sentence); (b) Mr. Bruggeworth's death; (c) termination by Qorvo for "Cause," as defined in the employment agreement or otherwise upon 30 days' notice; (d) termination by Mr. Bruggeworth for "Good Reason," as defined in the employment agreement or otherwise on 30 days' notice; or (e) the end of any 180-day Disability Period, as defined in the employment agreement. The employment agreement is subject to automatic daily extension of the two-year term until notice of non-extension is given in accordance with the terms of the employment agreement.

Under the employment agreement, Mr. Bruggeworth is entitled to a specified annual base salary, which amount is reviewed annually by the Compensation Committee and may be increased or reduced by the Compensation Committee if part of a salary reduction plan for similarly situated officers. Mr. Bruggeworth also is eligible to receive the following compensatory benefits:

- A bonus opportunity under the Short-Term Incentive Plan for each performance period during the term of the employment agreement. The target annual bonus opportunity in each performance period cannot be less than 100% of Mr. Bruggeworth's base salary.

- The opportunity to receive periodic grants of equity compensation under the Company's equity plans, in the Compensation Committee's discretion, so long as he is treated similarly to other senior executive officers.

- The right to participate in other bonus or incentive plans, paid time off and other retirement plans and welfare benefits in which other senior executive officers may participate in accordance with our policies as in effect from time to time.

If the employment agreement is terminated, Mr. Bruggeworth would be entitled to be compensated in the following manner:

- Termination for any reason: Mr. Bruggeworth would be entitled to receive (a) base salary through the date of termination; (b) any previously earned but unpaid bonus under the Short-Term Incentive Plan for a completed performance period; (c) rights under equity plans, retirement plans and welfare benefit plans, which would be determined based on respective plan terms; and (d) unpaid paid time off per our policy.

- Termination due to death or total disability: Mr. Bruggeworth, or, in the case of his death, his beneficiary, would be entitled to receive the benefits described above under "Termination for any reason" plus the greater of Mr. Bruggeworth's accrued annual bonus or accrued target bonus for the performance period in which the termination date occurs, in each case pro-rated based on the termination date.

- Termination by Qorvo without cause or by Mr. Bruggeworth with good reason: Mr. Bruggeworth would be entitled to receive the benefits described above under "Termination for any reason" plus (a) salary continuation equal to two times base salary; (b) his accrued annual bonus (payable after end of performance period), pro-rated based on the termination date; (c) a special bonus equal to two times his target annual bonus; (d) continuation coverage of health care benefits (or substantially identical individual coverage, plus special health care benefit) for two years; (e) equity awards (other than performance-based equity awards), which will be governed by terms of the respective equity plan and individual equity award agreement (including the right of the Compensation Committee to determine if post-termination vesting and/or exercise rights apply); (f) performance-based equity awards and any previously earned equity-based awards, which will be deemed earned, if at all, on a pro rata basis only if performance goals are met during the performance period, with such earned awards being deemed fully vested at grant or as of the date of termination in the case of previously earned awards; and (g) eligibility to participate in other welfare benefit plans on the same terms and conditions as available to active employees.

- Termination by Qorvo for cause or by Mr. Bruggeworth without good reason: Mr. Bruggeworth would be entitled to receive the benefits described above under "Termination for any reason."

- Change of Control: Benefits (if any) paid under Mr. Bruggeworth's existing change in control agreement would offset benefits (if any) paid under the employment agreement following Mr. Bruggeworth's termination.

The employment agreement also establishes certain employment and post-termination obligations for Mr. Bruggeworth. He is required to assist in any Qorvo litigation and also is required to comply with certain confidentiality, nondisparagement, noncompetition and nonsolicitation covenants contained in the employment agreement.

Further, the employment agreement provides that if independent accountants determine that part or all of the payments and benefits to be paid to Mr. Bruggeworth under the employment agreement and all other plans or arrangements of Qorvo (a) constitute "parachute payments" under Code Section 280G, and (b) will more likely than not cause Mr. Bruggeworth to incur an excise tax under Code Section 4999 as a result of such payments or other benefits, Qorvo will pay a gross-up payment so that the net amount Mr. Bruggeworth will receive after payment of any excise tax equals the amount that he would have received if the excise tax had not been imposed. If the excise tax would not apply if the total payments to Mr. Bruggeworth were reduced by an amount less than 5%, then the amounts payable will be so reduced and gross-up payments would not be made to Mr. Bruggeworth.

The employment agreement also contains certain forfeiture and recoupment rights. Generally, during the term of the employment agreement and the 24-month period following the expiration thereof, if Mr. Bruggeworth engages in a "Prohibited Activity," then

(a) any equity awards granted or subject to vesting during the Prohibited Activity Term would be forfeited; (b) any and all shares issued to Mr. Bruggeworth under an equity award granted during the Prohibited Activity Term would be forfeited (without payment of consideration); (c) any gain realized by Mr. Bruggeworth with respect to any shares issued pursuant to an equity award granted during the Prohibited Activity Term would be required to be immediately paid to Qorvo; (d) any cash/incentive payments made during the Prohibited Activity Term would be required to be returned to Qorvo; and (e) any rights to future cash/incentive payments granted during the Prohibited Activity Term would be forfeited. Qorvo also has an offset right to recover such amounts against amounts otherwise due to Mr. Bruggeworth. For purposes of the employment agreement, "Prohibited Activity" includes (a) violation of certain restrictive covenants; (b) Mr. Bruggeworth's engaging in willful conduct that results in an obligation to reimburse Qorvo under Section 304 of the Sarbanes-Oxley Act of 2002; or (c) Mr. Bruggeworth's engaging in fraud, theft, misappropriation, embezzlement or dishonesty to the material detriment of Qorvo. "Prohibited Activity Term" means the period starting when Mr. Bruggeworth first engaged in Prohibited Activity conduct and without time limitation.

Change in Control Agreements

We have entered into change in control agreements with each of our NEOs. The change in control agreements will end on the earliest of: (a) the first anniversary of the effective date, subject to automatic renewal for additional one-year periods unless we give notice to the officer that we do not wish to extend it; (b) the termination of the officer's employment with us for any reason during the period from the effective date until the date that is ninety (90) days prior to a change in control; (c) the termination of the officer's employment with us by the officer without good reason or by us with cause; or (d) the end of a two-year period following a change in control and the fulfillment by us and the officer of all obligations under the agreement.

Under these agreements, if a change in control occurs while the officer is our employee, and a qualifying termination of his employment with us occurs within the two-year period following the change in control (which will include the ninety (90) days prior to the date of the change in control in the case of a termination by us without cause), then he or she (or his or her legal representative) is entitled to certain compensation payments and benefits provided he or she has executed a general release of claims. A "qualifying termination" means: (a) our termination of the officer's employment for a reason other than death, disability or cause; (b) the officer's termination of his or her employment for good reason; or (c) the termination of the officer's employment due to death following delivery of a notice of good reason by the officer, which condition constituting good reason remains uncured by us.

A "change in control" is deemed to have occurred under the change in control agreements on the earliest of the following dates: (a) the acquisition by a person or entity of voting control over more than forty percent (40%) of the total voting power of our then outstanding voting stock; (b) a merger, consolidation or reorganization of us, in which holders of our common stock immediately prior to the transaction have voting control over less than sixty percent (60%) of the voting securities of the surviving corporation immediately after the transaction; (c) the sale or disposition of all or substantially all of our assets; or (d) a change in a majority of the Board within a 12-month period unless the nomination for election by our stockholders of each new director was approved by the vote of two-thirds of the members of the Board then still in office who were in office at the beginning of the 12-month period.

The agreements provide that, upon a qualifying termination after a change in control, we will pay a severance benefit to the officer. The severance benefit is equal to the sum of: (a) one times the highest annual rate of the officer's base salary during the 12-month period before termination (two times in the case of Messrs. Bruggeworth and Murphy) plus (b) one times the officer's target annual bonus opportunity based on the officer's target bonus opportunity for the period in which the termination occurs (two times in the case of Messrs. Bruggeworth and Murphy).

In addition, the agreements provide that upon a qualifying termination after a change in control, all of our stock options, stock appreciation rights or similar stock-based awards held by the officer will be accelerated and exercisable in full, and all restrictions on any restricted stock, performance stock or similar stock-based awards granted by us will be removed and such awards will be fully vested. If the officer receives any payments or benefits under the agreement or under any other arrangement with us that may separately or in the aggregate constitute "parachute payments" within the meaning of Section 280G of the Code and it is determined that any of such payments will be subject to any excise tax pursuant to applicable provisions of the Code, we will pay to the officer either: (i) the full amount of such payments; or (ii) an amount equal to such payments reduced by the minimum amount necessary to prevent any portion of such payments from being an "excess parachute payment" (within the meaning of the Code), whichever amount results in the officer's receipt, on an after-tax basis, of the greatest amount of payments notwithstanding that all or some portion of the payments may be subject to the excise tax (that is, there is no gross up provision). The agreements also provide that if the officer elects continuation coverage through our health plan, we will reimburse the officer for the difference between the monthly COBRA premium paid by the officer and the monthly premium amount required to be paid by our active employees for the same level of coverage under our health plan for a one-year period following termination (a two-year period in the case of Messrs. Bruggeworth and Murphy). We will also provide an annual payment equal to the amount necessary to pay any taxes imposed on the officer as a result of the officer's receipt of health care reimbursements from us.

The agreements also provide that the officer is subject to certain confidentiality, nonsolicitation and noncompetition provisions. In the event the officer fails to comply with any of these provisions, he or she will not be entitled to receive any payment or benefits under the agreement. These payments also are subject to "clawback" restrictions in the event of certain prohibited conduct. The following table sets forth information about potential payments to the NEOs, assuming that their employment was terminated following a change in control of Qorvo as of April 2, 2022, using the closing price per share of our common stock on April 1, 2022 (the last trading day of fiscal 2022) of $121.51. The table also assumes prior payment of any remaining accrued annual bonus in accordance with the terms of our Short-Term Incentive Plan and any portion of base salary that would have been accrued but not yet paid as of April 2, 2022.

Potential Payments Upon a Qualifying Termination after a Change in Control

Name		Robert A. Bruggeworth	Mark J. Murphy (1)	Philip J. Chesley	Steven E. Creviston	Paul J. Fego
Base Salary	(2)	$ 1,914,290	$1,155,188	$ 478,950	$ 560,829	$ 500,244
Bonus	(3)	3,062,864	1,039,669	431,055	504,746	450,220
Stock Awards	(4)	15,457,409	4,973,161	2,431,658	4,781,783	4,568,898
Benefits Continuation	(5)	55,703	66,804	9,060	27,851	21,847
Accrued Vacation	(6)	88,493	53,402	19,818	20,961	19,110
Total		$20,578,759	$7,288,224	$3,370,541	$5,896,170	$5,560,319

(1) Mr. Murphy resigned effective April 18, 2022, following our fiscal year end.

(2) For Messrs. Bruggeworth and Murphy, the amount represents two times the highest annual rate of base salary during the twelve-month period before termination. For the other NEOs, the amount represents one times the highest annual rate of base salary during the twelve-month period before termination. A portion of these amounts would be payable in a lump sum within 30 days following the date of termination, with the remainder to be paid in periodic installments, in accordance with our normal payroll practices, over a two-year period for Messrs. Bruggeworth and Murphy, and over a one-year period for the other NEOs.

(3) For Messrs. Bruggeworth and Murphy, the amount represents two times the target annual bonus opportunity as defined in our Short-Term Incentive Plan for the year of termination. For the other NEOs, the amount represents one times the target annual bonus opportunity as defined in our Short-Term Incentive Plan for the year of termination. The bonus amounts shown are calculated using the fiscal 2022 base salary rates. A portion of these amounts would be payable in a lump sum within 30 days following the date of termination, with the remainder to be paid in periodic installments, in accordance with our normal payroll practices, over a two-year period for Messrs. Bruggeworth and Murphy, and over a one-year period for the other NEOs.

(4) Represents the intrinsic value of unvested performance- and service-based restricted stock units as of April 2, 2022.

(5) Represents the value of continuing health and welfare based on the monthly premiums paid by Qorvo at April 2, 2022 (for two years with respect to Messrs. Bruggeworth and Murphy, and one year with respect to the other NEOs).

(6) Represents accrued vacation earned but not utilized, which would be payable in a lump sum within 30 days following the date of termination. The accrued vacation amounts shown are calculated using the fiscal 2022 base salary rates.

Other Potential Payments Upon Resignation, Termination for Cause, Termination without Cause, Retirement or Constructive Termination

Other than potential receipt of a cash payment worth up to 26 weeks of base salary under our general severance program following an involuntary termination, Messrs. Murphy, Chesley, Creviston and Fego are not entitled to any cash payments from Qorvo in the event of their resignation, termination with or without cause, retirement or constructive termination without a change in control. However, their unvested restricted stock units listed below may be subject to acceleration or may continue to vest if and as provided in individual agreements.

Name	Mark J. Murphy	Philip J. Chesley	Steven E. Creviston	Paul J. Fego
Stock Awards (1)	$4,973,161	$2,431,658	$4,781,783	$4,568,898

(1) Represents the intrinsic value of service-based restricted stock units for these NEOs at April 2, 2022.

In accordance with the terms of his employment agreement, Mr. Bruggeworth would have been entitled to the following payments from Qorvo upon the occurrence of any of the termination events described in the table below as of April 2, 2022. The table below assumes prior payment of any portion of base salary that would have been accrued but not yet paid as of April 2, 2022. Although Mr. Bruggeworth is also entitled to change of control benefits under his employment agreement, pursuant to the terms of his employment agreement, any benefits payable under his change in control agreement with Qorvo offset any benefits paid under his employment agreement following his termination. As of April 2, 2022, the benefits payable under his change in control agreement, as set forth in the above table, would have been equal to the change in control benefits payable under his employment agreement.

Robert A. Bruggeworth		Termination for Any Reason ($)	Termination Due to Death or Total Disability ($)	Termination without Cause or for Good Reason ($)	Termination for Cause ($)	Termination without Good Reason ($)
Base Salary	(1)	–	–	1,914,290	–	–
Accrued Annual Bonus	(2)	–	–	–	–	–
Special Bonus	(3)	–	–	3,062,864	–	–
Stock Awards	(4)	15,457,409	15,457,409	15,457,409	–	15,457,409
Benefits Continuation	(5)	–	–	55,703	–	–
Accrued Vacation	(6)	88,493	88,493	88,493	88,493	88,493
Total		15,545,902	15,545,902	20,578,759	88,493	15,545,902

(1) With respect to the "Termination without Cause or for Good Reason" column, the amount shown represents two times base salary and would be payable in equal periodic installments, in accordance with the payroll schedule for our salaried personnel, over a two-year period. The base salary amount shown is calculated using the fiscal 2023 base salary rate.

(2) Represents previously earned but unpaid bonus under our Short-Term Incentive Plan for a completed performance period, which would be payable in a lump sum within 30 days of the termination date. With respect to the "Termination Due to Death or Total Disability" column, the amount payable is the greater of the accrued annual bonus or the accrued target bonus, in each case for the performance period in which the termination date occurs, which would be payable in a lump sum within 45 days following the end of the performance period in which the termination date occurs. With respect to the "Termination without Cause or for Good Reason" column, the amount shown represents the accrued annual bonus, which would be payable within 45 days following the end of the performance period in which the termination date occurs. Under these severance scenarios, all or a portion of the accrued annual bonus may have already been paid or would nevertheless be payable without regard to the nature of Mr. Bruggeworth's termination.

(3) With respect to the "Termination without Cause or for Good Reason" column, the Special Bonus amount shown represents two times the target annual bonus opportunity as defined in our Short-Term Incentive Plan for the year in which the termination occurs, which would be payable in equal periodic installments, in accordance with the payroll schedule for our salaried personnel, over a two-year period. The bonus amount shown is calculated using the fiscal 2023 base salary rate. Mr. Bruggeworth is not entitled to a Special Bonus under the other severance scenarios set forth in the above table.

(4) Represents the intrinsic value of unvested performance- and service-based restricted stock units as of April 2, 2022. With respect to the "Termination for Any Reason," "Termination Due to Death or Total Disability," "Termination Without Cause or For Good Reason" and "Termination Without Good Reason" columns, the amount shown: (a) reflects the value of unvested service-based restricted stock units which shall continue to vest if and as provided in an individual award agreement and (b) reflects that if and to the extent performance goals are deemed met, Mr. Bruggeworth shall be deemed to have earned a pro-rata number of performance-based restricted stock units for the relevant performance period. With respect to the "Termination for Cause" column, the amount shown: (a) reflects that Mr. Bruggeworth's unvested service-based restricted stock units will be forfeited unless the Compensation Committee determines otherwise and (b) reflects that Mr. Bruggeworth's unvested performance-based restricted stock units will be forfeited unless the Compensation Committee determines otherwise.

(5) Represents the value of continuing health, welfare and other benefits through April 2, 2022, based on the monthly premiums paid by Qorvo at April 2, 2022.

(6) Represents accrued vacation earned but not utilized, which would be payable in a lump sum within 30 days following the date of termination. The accrued vacation amount shown is calculated using the fiscal 2022 base salary rate.

CEO Pay Ratio Disclosure

As required by Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. This ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Because SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employment and compensation practices, and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

In calculating the pay ratio for 2022, we determined that the median employee used in 2021 had variances in their compensation during fiscal 2022 as compared to fiscal 2021, which would have resulted in a significant change in the pay ratio disclosure. As permitted by SEC rules, we selected another employee whose compensation is substantially similar to the original median employee based on the compensation measure used to select the original median employee.

We used total cash compensation, consisting of base pay, annual incentive compensation and Company contributions to retirement plans for the 12-month period from February 1, 2021 through January 31, 2022, as our consistently applied compensation measure, and annualized compensation for all permanent employees who did not work for the entire measurement period.

Using the methodology described above, we calculated this new median employee's annual total compensation for fiscal 2022, which was $57,510, in accordance with the same requirements for calculation of the annual total compensation of our NEOs for the Summary Compensation Table. With respect to the annual total compensation of our CEO, we used the amount reported for our CEO in the "Total" column for fiscal 2022 in the Summary Compensation Table, which was $10,072,684.

Based on this information, for fiscal 2022, the ratio of our CEO's annual total compensation to the median employee was 175 to 1. The pay ratio identified is a reasonable estimate calculated in a manner consistent with SEC rules. Pay ratios that are reported by our peers may not be directly comparable to ours because of differences in the composition of each company's workforce, as well as the assumptions and methodologies used in calculating the pay ratio, as permitted by SEC rules.

Director Compensation

Director Compensation Philosophy

Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors. The Board believes that a substantial portion of our non-employee directors' compensation should consist of equity-based compensation to assist in aligning directors' interests with the interests of our stockholders. The Compensation Committee periodically reviews our director compensation program and makes recommendations to the Board for changes to our program.

Mr. Bruggeworth, our Chief Executive Officer, receives no additional compensation for his services as a director, and his compensation is reflected in the 2022 Summary Compensation Table discussed earlier. The following table summarizes the annual compensation paid to our non-employee directors for the year ended April 2, 2022.

Director Compensation for Fiscal Year Ended April 2, 2022

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Judy Bruner (2)	74,890	266,567	341,457
Jeffery R. Gardner	113,242	219,952	333,194
John R. Harding	93,242	219,952	313,194
David H. Y. Ho	83,242	219,952	303,194
Roderick D. Nelson	83,242	219,952	303,194
Ralph G. Quinsey	148,000	219,952	367,952
Walden C. Rhines	103,242	219,952	323,194
Susan L. Spradley	83,242	219,952	303,194
Walter H. Wilkinson, Jr. (3)	33,668	–	33,668

(1) These amounts represent the aggregate grant date fair value for restricted stock unit awards granted to the indicated director in fiscal 2022 computed in accordance with ASC Topic 718, excluding the effect of any estimated forfeitures. A summary of the assumptions we apply in calculating these amounts is set forth in Note 15 of the Notes to the Consolidated Financial Statements included in the 10-K. The aggregate number of shares that were outstanding and granted during the fiscal year ended April 2, 2022 for each of the directors were as follows:

Name	Aggregate Number of Restricted Stock Unit Awards Outstanding at April 2, 2022 (#)	Number of Restricted Stock Unit Awards Granted in FY22 (#)	Aggregate Number of Option Awards Outstanding at April 2, 2022 (#)
Judy Bruner	1,136	1,407	–
Jeffery R. Gardner	1,136	1,136	–
John R. Harding	1,136	1,136	7,850
David H. Y. Ho	1,136	1,136	–
Roderick D. Nelson	1,136	1,136	9,522
Ralph G. Quinsey	1,136	1,136	–
Walden C. Rhines	1,136	1,136	12,471
Susan L. Spradley	1,136	1,136	–
Walter H. Wilkinson, Jr.	–	–	–

The outstanding restricted stock unit awards vest on the earlier of (a) one year following the grant date or (b) the day before the Company's first annual meeting of stockholders occurring after the grant date, in each case subject to continued service as of such date.

(2) Includes a pro rata portion of the annual award of restricted stock units that the Company provides to its non-employee directors granted to Ms. Bruner in connection with her election to the Board in May 2021.

(3) Mr. Wilkinson retired as a director at the 2021 Annual Meeting of Stockholders.

Schedule of Director Fees for Fiscal Year Ended April 2, 2022

Compensation Item	Amount ($)
Annual Retainers	
Chairman of the Board	148,000
Board Service	85,000
Lead Director (Additional Fee) (1)	20,000
Audit Committee Chair (Additional Fee)	30,000
Compensation Committee Chair (Additional Fee)	20,000
Governance and Nominating Committee Chair (Additional Fee) (1)	15,000
Corporate Development Committee Chair (Additional Fee)	10,000

(1) Mr. Quinsey declined to receive the additional fees to which he was entitled as the Lead Director and Chair of the Governance and Nominating Committee for fiscal 2022.

Equity Compensation

In fiscal 2022, each participating non-employee director who was re-elected received an annual restricted stock unit award, which we refer to as the annual RSU, pursuant to the 2012 Plan, with a value of $219,952 on the grant date. These annual RSUs vest on the earlier of (a) the first anniversary of the grant date or (b) the day before the Company's first annual meeting of stockholders occurring after the grant date, in each case subject to continued service as of such date. See "Equity Compensation Plans – 2012 Stock Incentive Plan – Qorvo, Inc.," above for more information.

Non-employee directors are also eligible to receive discretionary stock-based awards, which may be granted under the 2012 Plan. See "Equity Compensation Plans – 2012 Stock Incentive Plan – Qorvo, Inc.," above. No discretionary equity awards were granted to non-employee directors in fiscal 2022.

Other Compensation

We reimburse all non-employee directors for expenses incurred in their capacity as non-employee directors. Directors may defer all or a portion of their cash retainers by participating in our nonqualified deferred compensation plan. Directors may also elect to defer receipt of shares of our common stock upon vesting. In addition, we offer participation in our group medical insurance program to any non-employee director who agrees to pay the full amount of the premium.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of April 2, 2022 relating to our equity compensation plans, under which grants of stock options, restricted stock and other rights to acquire shares of our common stock may be made from time to time.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding warrants and rights (1)	(b) Weighted average exercise price of outstanding options, warrants and rights (2)	(c) Number of securities remaining available for future issuance under equity plans (excluding securities reflected in column (a) (3)
Equity compensation plans approved by security holders	1,883,684	$15.67	6,154,264
Equity compensation plans not approved by security holders (4)	–	–	254,189
Total	1,883,684		6,408,453

(1) Includes shares subject to issuance pursuant to outstanding stock options and restricted stock unit awards if certain performance-based and service-based conditions are met. For more detailed information, see "Performance-Based Restricted Stock Unit Awards" and "Service-Based Restricted Stock Unit Awards" under "Compensation Discussion and Analysis – Elements of Compensation," above.

(2) The weighted-average exercise price does not take into account restricted stock unit awards because such awards do not have an exercise price.

(3) The total shares available for future issuance in column (c) may be the subject of awards other than options, warrants or rights granted under our 2012 Plan and 2013 Incentive Plan. For a more detailed discussion of these and other equity plans that have been approved by our stockholders, see "Equity Compensation Plans," above. The number of securities remaining available for future issuance also includes securities that may be issued pursuant to the ESPP.

(4) See "2015 Inducement Stock Plan" below for more details about our only equity compensation plan not approved by security holders.

2015 Inducement Stock Plan

Effective January 1, 2015, the Company adopted the 2015 Inducement Stock Plan (the "2015 Plan"). The 2015 Plan is intended to comply with Nasdaq Listing Rule 5635(c)(4), which provides an exception to the stockholder approval requirements for the grant of equity awards as a material inducement to an individual entering into employment with the Company.

The purposes of the 2015 Plan are to provide a material inducement for the best available persons to become employees of the Company or its affiliates, to attract and retain such employees, and to align the interests of such persons with the interests of the Company and its stockholders. The 2015 Plan authorizes the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, phantom stock awards and other stock or cash awards at the discretion of the compensation committee to new employees. No awards were made under the 2015 Plan during fiscal 2022. We have proposed that the stockholders approve a new stock incentive plan. See "Proposal 3 – Approval of the Qorvo, Inc. 2022 Stock Incentive Plan." If the new plan is approved by the stockholders, no further awards will be made under the 2015 Plan or other existing stock incentive plans.

PROPOSAL 3 – APPROVAL OF THE QORVO, INC. 2022 STOCK INCENTIVE PLAN

Summary of the Proposal

The Board of Directors, upon a recommendation from the Compensation Committee, has unanimously approved the adoption of the Qorvo, Inc. 2022 Stock Incentive Plan (the "2022 Plan"), subject to stockholder approval. We are asking our stockholders to approve the new 2022 Plan to replace several of our existing equity incentive plans, including our current principal incentive plan, which expires on August 19, 2022. If our stockholders approve the 2022 Plan, no further grants will be made under the following plans as of the expected effective date (August 15, 2022) of the 2022 Plan (the "Effective Date"):

● the Qorvo, Inc. 2012 Stock Incentive Plan (the "2012 Plan");

● the Qorvo, Inc. 2013 Incentive Plan (the "2013 Plan");

● the Qorvo, Inc. 2012 Incentive Plan (the "TriQuint 2012 Plan"); and

● the Qorvo, Inc. 2015 Inducement Stock Plan (the "2015 Plan", and together with the 2012 Plan, the 2013 Plan, the TriQuint 2012 Plan and any other stock incentive plans currently maintained by us, the "Prior Plans").

The following summary discussion describes the principal features of the 2022 Plan. This summary, however, does not purport to be a complete description of all of the provisions of the 2022 Plan. It is qualified in its entirety by reference to the full text and terms of the 2022 Plan, a copy of which is attached hereto as Appendix A.

Background and Purpose of the 2022 Plan

The Board believes that our equity compensation program, as implemented under the Prior Plans and furthered under the 2022 Plan, is critical to our continued ability to attract and retain motivated employees, directors and independent contractors capable of achieving consistently superior business results. In fiscal 2022, long-term equity-based incentive award opportunities accounted for approximately 76% of our Chief Executive Officer's target total direct compensation and approximately 70% of each of our other NEO's target total direct compensation (excluding Mr. Chesley, who was hired effective November 1, 2021 and therefore did not receive a grant of Objectives-based RSUs for fiscal 2022). Approval of the 2022 Plan will promote a closer alignment of the interests of our employees, directors and independent contractors with those of Qorvo and our stockholders and provide Qorvo the necessary flexibility to compete for their services. The Board also believes that the 2022 Plan effectively aligns the interests of plan participants with those of our stockholders by linking a portion of the participants' compensation directly to increases in stockholder value. We have a long history of linking pay to our long-term stock performance for a broad group of employees. If the 2022 Plan is approved by the stockholders, no further awards may be granted under the Prior Plans after August 19, 2022. The Board believes that approval of the 2022 Plan is essential to continue to motivate and attract employees, directors and other service providers. If the 2022 Plan is not approved by the stockholders, the Company will not have an incentive plan in place for issuing shares of our common stock to achieve our recruiting and retention objectives, which are essential to our continued success.

Eligibility

Awards under the 2022 Plan may be granted to selected employees, directors and independent contractors of Qorvo or its affiliates in the discretion of the Administrator (as defined below under "Administration"). As of April 2, 2022, approximately 8,900 employees, eight non-employee directors, and a small number of independent contractors, were eligible to be selected to participate in the 2022 Plan.

Summary of Key 2022 Plan Provisions and Other Compensation Practices

Qorvo's compensation practices include a number of features that the Board believes reflect responsible compensation and governance practices and promote the interests of stockholders. Approval of the 2022 Plan will position us to continue and expand these "best practices," including the following:

● *Prudent Share Request and Efficient Use of Equity*. Under the terms of the 2022 Plan, no more than 4,454,000 total shares of common stock will be authorized for issuance under the plan (subject to adjustment for anti-dilution purposes). We are committed to the efficient use of equity awards and are mindful to ensure that our equity compensation program does not overly dilute our existing stockholders. To that end, the Compensation Committee considers potential stockholder dilution, including burn rate and overhang, in the design and administration of equity awards.

● *No Discounted Stock Options or SARs and Limit on Option and SAR Terms*. Stock options and stock appreciation rights, or SARs, must have an exercise price or base price, as applicable, equal to or greater than the fair market value (which is generally defined to be the closing sale price on the trading day immediately preceding the date of grant) of Qorvo common stock on the date of grant, consistent with current practices under the 2012 Plan. In addition, the term of an option or SAR cannot exceed 10 years.

- *No Annual "Evergreen" Provision*. The 2022 Plan requires stockholder approval of any additional authorization of shares (other than adjustments for anti-dilution purposes) and does not permit an annual replenishment of shares under a plan "evergreen" provision.

- *No Stock Option or SAR Repricings Without Stockholder Approval*. The 2022 Plan prohibits the repricing of stock options or SARs without the approval of stockholders. This 2022 Plan provision applies to (i) direct repricings (lowering the exercise price of an option or the base price of an SAR), (ii) indirect repricings (exchanging an outstanding option or SAR that is underwater in exchange for cash, for options or SARs with an option price or base price less than that applicable to the original option or SAR, or for another equity award), and (iii) any other action that would be treated as a repricing under applicable stock exchange rules (subject to anti-dilution adjustments).

- *Vesting and Award Practices*. Historically, employee equity awards under the 2012 Plan have consisted of (i) performance- and service-based restricted stock units ("RSUs") and (ii) service-based RSUs. For the fiscal year ended April 2, 2022, performance- and service-based RSUs and service-based RSUs represented 60% and 40%, respectively, of our NEOs' (excluding Mr. Chesley, who was hired effective November 1, 2021 and therefore did not receive a grant of Objectives-based RSUs for fiscal 2022) long-term incentive award opportunities, which is consistent with recent prior year grant practices. Although the Committee retains discretion to determine the vesting periods for awards and the types of awards that Qorvo may grant, typically, our performance- and service-based RSUs are earned and vested over a three-year period and our service-based RSUs vest over a four-year period. We believe that our vesting and award practices are responsible and further Qorvo's incentive and retention objectives, and we currently intend to carry forward similar vesting terms with respect to awards under the 2022 Plan.

- *Automatic Exercise of Expiring "In-the-Money" Options and SARs*. The 2022 Plan provides for the automatic exercise of any portion of expiring options or SARs for which the exercise price is less than fair market value, and the participant will receive the net number of shares or compensation payable, as applicable, resulting from the net settlement of the exercise price and any applicable withholding taxes due.

- *Prudent Change of Control Provisions.* The 2022 Plan includes prudent "change of control" triggers such as requiring a change in beneficial ownership of more than 50% of our voting stock or consummation (rather than stockholder approval) of a significant merger or other transaction in order for a "change of control" to be deemed to have occurred. In addition, the 2022 Plan generally provides that awards will vest upon a change of control only if (i) awards are not assumed, substituted or continued, or (ii) even if such awards are assumed, substituted or continued, a participant's employment is terminated without cause or for good reason within specified time periods related to the change of control, unless an employment agreement, change in control agreement, award agreement or similar arrangement provides otherwise.

- *Forfeiture and Clawback*. The 2022 Plan authorizes the Administrator to require forfeiture and/or recoupment of plan benefits if a participant engages in certain types of detrimental conduct and to require that a participant be subject to any compensation recovery policy or similar policies that may apply to the participant or be imposed under applicable laws. In addition, our senior officer equity awards under the 2012 Plan impose "clawback" restrictions in the event of certain prohibited conduct, including violation of restrictive covenants following termination of employment and misconduct to the extent required under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and we currently intend to continue such restrictions under 2022 Plan award agreements.

- *Stock Ownership Guidelines.* Qorvo's directors and executive officers are subject to minimum stock ownership guidelines.

- *Independent Committee*. The 2022 Plan will be administered by the Committee. All members of the Committee qualify as "independent" under Nasdaq listing standards and as "non-employee directors" under Rule 16b-3 adopted under the Exchange Act.

- *No Dividends or Dividend Equivalents on Unearned Awards*. Like the 2012 Plan, dividends and dividend equivalents on awards issued under the 2022 Plan may only be paid if and to the extent the award has vested or been earned.

- *Limits on Transferability of Awards*. The 2022 Plan does not permit options or other awards to be transferred for value or other consideration.

- *Conservative Share Counting Provisions for Options and SARs*. The 2022 Plan imposes conservative counting and share recycling provisions for options and SARs. For instance, shares subject to options and SARs that are tendered or withheld to satisfy tax withholding requirements, or payment of an option or SAR exercise price or in connection with net settlement of an SAR will not be added back for reuse under the 2022 Plan, nor will any shares repurchased on the open market with the proceeds of an option price.

- *Limitation on Non-Employee Director Awards.* The 2022 Plan provides that the maximum number of shares subject to awards during any 12-month period to a non-employee director, together with any cash fees paid during the 12-month period for service as a non-employee director may not exceed $750,000 in total value (calculating the value of awards based on the fair market value per share on the grant date).

- *Prohibition Against Hedging and Pledging.* Qorvo's employees, directors and independent contractors are prohibited under our insider trading policy from engaging in pledging or hedging transactions involving Qorvo securities (other than broker-assisted "cashless" exercise or settlement of awards granted under our equity incentive plans).

Shares Reserved for Issuance Under the 2022 Plan

The maximum aggregate number of shares that we may issue pursuant to awards granted under the 2022 Plan may not exceed 4,454,000 shares (subject to adjustment for anti-dilution purposes as described below). Of the amount described in the preceding sentence, no more than 4,454,000 shares may be issued under the 2022 Plan pursuant to the grant of incentive stock options (subject to adjustment for anti-dilution purposes as described below).

In addition, under the 2022 Plan, in any 12-month period, the maximum number of shares of common stock subject to awards granted to any non-employee director will not exceed $750,000 in total value (taken together with any cash fees paid during such 12-month period to such non-employee director).

If an award is canceled, terminates, expires, is forfeited or lapses for any reason, any such unissued or forfeited shares subject to the award will again be available for issuance pursuant to awards granted under the 2022 Plan. The following also are not included in calculating the 2022 Plan share limitations described above: (a) awards which are settled in cash, (b) dividends, including dividends paid in shares, or dividend equivalents paid in cash in connection with outstanding awards, and (c) any shares withheld or used to satisfy any tax withholding requirements in connection with the vesting or earning of an award other than an option or a SAR in accordance with plan terms. If the full number of shares subject to an award other than an option or a SAR is not issued for any reason, only the number of shares issued and delivered will be considered for purposes of determining the number of shares remaining available for issuance pursuant to awards granted under the 2022 Plan.

The following shares may not again be made available for issuance as awards under the 2022 Plan: any shares (a) withheld or delivered to satisfy the tax withholding requirements for or pay the exercise price related to an option or SAR, (b) not issued or delivered as a result of the net settlement of an option or SAR, or (c) repurchased on the open market with proceeds of an option price of an option. In addition, (i) shares issued under the 2022 Plan through the settlement, assumption or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition or similar transaction involving Qorvo acquiring another entity will not reduce the maximum number of shares available for delivery under the 2022 Plan, and (ii) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the 2022 Plan and will not reduce the maximum number of shares available under the 2022 Plan, subject, in the case of both (i) and (ii), to applicable stock exchange listing requirements.

The number of shares reserved for issuance under the 2022 Plan, the participant award limitations and the terms of outstanding awards may be adjusted in the event of an adjustment in the capital structure of Qorvo (such as adjustments due to a merger, stock split, stock dividend or similar event), as provided in the 2022 Plan.

On June 17, 2022, the closing sales price of the common stock as reported on Nasdaq was $95.13 per share.

Additional Information Regarding Equity Awards

<u>Outstanding Awards and Share Reserves</u>. As noted above, if the 2022 Plan is approved by the stockholders, no awards will be granted under any of the Prior Plans after the Effective Date. Awards granted under the Prior Plans that are outstanding on the Effective Date will continue in accordance with their terms, and thus shares subject to such awards will be issued if and to the extent provided under such award terms. The following table provides additional information regarding outstanding equity awards and shares available for future awards under the Prior Plans as of April 2, 2022 (determined, in the case of outstanding performance-based awards, based upon the maximum number of shares that may be delivered). As of April 2, 2022, there were a total of 106,303,000 shares of common stock outstanding.

Name of Equity Plan	Total Shares Underlying Outstanding Stock Options (#)	Weighted Average Exercise Price of Outstanding Stock Options ($)	Weighted Average Remaining Contractual Life of Outstanding Stock Options (Years)	Total Shares Underlying Outstanding Unearned/ Unvested RSUs (1) (#)	Total Shares Currently Available for Grant Under Prior Plans (#)
2012 Plan	7,850	$47.96	2.39	742,430	2,621,766
2013 Plan	110,169	$17.58	1.21	797,039	548,495 (2)
TriQuint 2012 Plan (3)	139,639	$12.35	0.83	–	–
2015 Plan	–	–	–	–	254,189
Totals:	257,658	$15.67	1.04	1,539,469	3,424,450

(1) Number includes shares subject to both outstanding performance-based and outstanding service-based RSUs.

(2) Includes shares rolled into the 2013 Plan from both the TriQuint 2012 Plan and TriQuint 2009 Incentive Plan, a predecessor plan to the 2012 plan.

(3) Includes options outstanding under the TriQuint 2009 Incentive Plan.

As noted above, the 2012 Plan expires on August 19, 2022 and no further awards may be granted under the 2012 Plan after August 19, 2022. Prior to the Effective Date of the 2022 Plan, no further awards may be issued under the 2012 Plan or any other Prior Plan, other than awards for up to 1.5 million shares (the "Reserved Grants") in respect of awards previously planned to be granted under the 2012 Plan and/or the 2013 Plan prior to August 15, 2022 consistent with standard grant practices. In addition, no awards will be granted under the Prior Plans after August 15, 2022 unless the 2022 Plan is not approved by the stockholders.

Responsible Plan Practices and Historical Share Usage

Historical Annual Share Usage. The following table provides, for each of the past three fiscal years, detail regarding (a) full-value, performance-based equity awards granted, vested, and forfeited/canceled; (b) full-value, time-based equity awards granted, vested, and forfeited; and (c) appreciation awards (stock options and SARs) granted, exercised, and forfeited. The table provides aggregate share totals for all such awards from all plans to all plan participants (including, but not limited to, our executive officers).

	Shares Underlying Full-Value Equity Awards (in thousands) (1) (#)	Shares Underlying Option Awards (#)
Granted in FY 2020	1,146	–
Vested/Exercised in FY 2020	(936)	(917)
Forfeited/Canceled in FY 2020	(113)	(2)
Non-Vested as of March 28, 2020	2,091	967
Granted in FY 2021	799	–
Vested/Exercised in FY 2021	(965)	(503)
Forfeited/Canceled in FY 2021	(66)	(6)
Non-Vested as of April 3, 2021	1,859	458
Granted in FY 2022	670	–
Vested/Exercised in FY 2022	(874)	(193)
Forfeited/Canceled in FY 2022	(116)	(7)
Non-Vested as of April 2, 2022	1,539	258

(1) The shares reflected in this column are subject to performance- and service-based RSUs and include those performance awards that also contain a time-vesting component. The shares indicated represent the number of shares that the participants will earn under the associated RSU agreements.

Burn Rate. Burn rate provides a measure of the potential dilutive impact of our annual equity award program. Our burn rate for fiscal 2022 was 0.61%, while our three-year average burn rate was 0.76%.

Overhang. Our overhang (a measure of shares subject to stock-based awards outstanding or reserved for future grants as a percentage of shares outstanding) as of April 2, 2022 (adjusted to account for the Reserved Grants), was 3.1%, and less than all companies in our peer group. This percentage assumes an expected issuance of awards for no more than an aggregate of 1.5 million shares under the 2012 Plan and the 2013 Plan on a combined basis and does not include the shares available under any other Prior Plans. If the 4,454,000 shares proposed to be authorized for grant under the 2022 Plan are included in the calculation, our overhang would be 7.3%, which is in the 22nd percentile of our 2022 peer group, representing a lower dilution to stockholders from employee compensation than the large majority of our peers.

Administration

The 2022 Plan will be administered by the Committee unless the Board elects to administer the 2022 Plan in whole or in part. As a matter of practice, the Committee will administer the 2022 Plan, subject to Board oversight. Each member of the Committee is independent under applicable SEC Rule 16b-3 and Nasdaq listing standards. The Board and the Committee are also referred to in this discussion collectively as the "Administrator."

Subject to the terms of the 2022 Plan, the Administrator's authority includes but is not limited to the authority to: (a) determine all matters relating to awards, including selection of individuals to be granted awards, the types of awards, the number of shares of

common stock, if any, subject to an award, and the terms, conditions, restrictions and limitations of an award; (b) prescribe the form or forms of agreements evidencing awards granted under the 2022 Plan; (c) establish, amend and rescind rules and regulations for the administration of the 2022 Plan; (d) correct any defect, supply any omission or reconcile any inconsistency in the 2022 Plan or in any award or award agreement; and (e) construe and interpret the 2022 Plan, awards and award agreements made under the 2022 Plan, interpret rules and regulations for administering the 2022 Plan and make all other determinations deemed necessary or advisable for administering the 2022 Plan. The Administrator also has the authority to adjust or modify performance factors, criteria, terms or conditions of awards in response to or in anticipation of extraordinary items, transactions, events or developments impacting Qorvo or its financial statements, or changes in applicable law. In certain circumstances, the Administrator may delegate to one or more officers of Qorvo or a subcommittee comprised of one or more Committee members the authority to grant awards, and to make other determinations under the 2022 Plan with respect to such awards, to persons who are not directors or officers subject to Section 16 under the Exchange Act.

Amendment and Termination

The 2022 Plan and awards may be amended or terminated at any time by the Board, subject to the following: (a) stockholder approval is required of any 2022 Plan amendment if approval is required by applicable law, rule or regulation; and (b) an amendment or termination of an award may not materially adversely affect the rights of a participant without the participant's consent (except as otherwise provided in the 2022 Plan). In addition, except for anti-dilution adjustments or in connection with a change in control, stockholder approval is required to amend the terms of outstanding options or SARs to reduce the option price or base price of such outstanding options or SARs; exchange outstanding options or SARs for cash, for options or SARs with an option price or base price that is less than the option price or base price of the original option or SAR, or for other equity awards at a time when the original option or SAR has an option price or base price, as the case may be, above the fair market value of the common stock; or take other action with respect to options or SARs that would be treated as a repricing under the rules of the principal stock exchange on which shares of our common stock are listed. The Administrator may adjust awards upon the occurrence of certain events, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2022 Plan, if necessary or appropriate to comply with applicable laws, rules or regulations or as otherwise provided in the 2022 Plan.

Awards

The types of awards authorized under the 2022 Plan are described below and include: restricted awards in the form of restricted stock awards and RSUs; options in the form of incentive options and/or nonqualified options; SARs in the form of freestanding SARs and/or related SARs; performance awards in the form of performance shares and performance units; phantom stock awards; other stock-based awards; and dividend equivalent awards. Subject to the terms of the 2022 Plan, the Administrator has broad authority to determine the terms and conditions of awards.

Restricted Awards. Under the terms of the 2022 Plan, the Administrator may grant restricted awards to participants in such numbers, upon such terms and at such times as the Administrator determines. Restricted awards may be in the form of restricted stock awards or RSUs that are subject to certain conditions, which conditions must be met in order for such award to vest or be earned, in whole or in part, and no longer subject to forfeiture. Restricted stock awards are payable in shares of common stock. RSUs may be payable in cash or shares of common stock, or partly in cash and partly in shares of common stock, in accordance with the terms of the 2022 Plan and the discretion of the Administrator.

Performance Awards. Under the terms of the 2022 Plan, the Administrator may grant performance awards to participants upon such terms and conditions and at such times as the Administrator determines. Performance awards may be in the form of performance shares or performance units. An award of a performance share is a grant of a right to receive shares of common stock or the cash value thereof (or a combination of both) that is contingent upon the achievement of performance or other objectives during a specified period and that has a value on the date of grant equal to the fair market value (as determined in accordance with the 2022 Plan) of a share of common stock. An award of a performance unit is a grant of a right to receive shares of common stock or a designated dollar value amount of common stock that is contingent upon the achievement of performance or other objectives during a specified period, and that has an initial value established by the Administrator at the time of grant.

Options. The 2022 Plan authorizes the grant of both incentive options and nonqualified options, both of which are exercisable for shares of our common stock, although incentive options may only be granted to our employees. The Administrator will determine the option price at which a participant may exercise an option. The option price must be no less than 100% of the fair market value per share of our common stock on the date of grant, or 110% of the fair market value with respect to incentive options granted to an employee who owns stock representing more than 10% of the total voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any (except for certain options assumed or substituted in a merger or other transaction where the option price is adjusted in accordance with applicable tax regulations).

The Administrator will determine the term and conditions of an option and the period or periods during which, and conditions pursuant to which, a participant may exercise an option. The option term may not exceed 10 years, or five years with respect to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any. Options are generally subject to certain restrictions on exercise if the participant terminates employment or service unless an award agreement or the Administrator provides otherwise.

Stock Appreciation Rights. Under the terms of the 2022 Plan, SARs may be granted to the holder of an option (a "related option") with respect to all or a portion of the shares of common stock subject to the related option (a "related SAR") or may be granted separately (a "freestanding SAR"). The consideration to be received by the holder of an SAR may be paid in cash, shares of common stock (valued at fair market value on the date of the SAR exercise), or a combination of cash and shares of common stock, as determined by the Administrator. The holder of an SAR is entitled to receive from us, for each share of common stock with respect to which the SAR is being exercised, consideration equal in value to the excess of the fair market value of a share of common stock on the date of exercise over the base price per share of such SAR. The base price may be no less than the fair market value per share of the common stock on the date the SAR is granted (except for certain SARs assumed or substituted in a merger or other transaction where the base price is adjusted in accordance with applicable tax regulations).

A SAR may not be exercised more than 10 years after it was granted, or such shorter period as may apply to related options in the case of related SARs. SARs generally are subject to certain restrictions on exercise if the participant terminates employment or service unless an award agreement provides otherwise.

Phantom Stock Awards. Under the terms of the 2022 Plan, the Administrator may grant phantom stock awards to participants in such numbers, upon such terms and at such times as the Administrator may determine. An award of phantom stock is an award of a number of hypothetical share units with respect to shares of our common stock, with a value based on the fair market value of a share of common stock. Payment in settlement of a phantom stock award may be made in cash, shares of common stock, or a combination of cash and stock, as determined by the Administrator.

Other Stock-Based Awards. The Administrator may grant other stock-based awards to one or more eligible individuals, which may be valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock or awards for shares of common stock. Such other stock-based awards include, but are not limited to, awards granted in lieu of bonus, salary or other compensation, awards granted with vesting or performance conditions, and awards granted without being subject to vesting or performance conditions. Other stock-based awards may be settled in cash or shares of common stock (or a combination of both), as determined by the Administrator.

Dividends and Dividend Equivalent Rights. The Administrator may provide that awards granted under the 2022 Plan (other than options and SARs) earn dividends or dividend equivalent rights ("dividend equivalents"); however, dividends and dividend equivalents (whether paid in cash or shares of common stock), if any, on unearned or unvested awards may not be paid (even if accrued) unless and until the underlying award (or portion thereof) has vested or been earned.

Change of Control

Under the terms of the 2022 Plan, the following provisions will apply in the event of a change of control (except to the extent, if any, otherwise required under Code Section 409A or provided in an award agreement):

- To the extent that the successor or surviving company in the change of control event does not assume or substitute for an award (or in which Qorvo is the ultimate parent corporation and does not continue the award) on substantially similar terms or with substantially equivalent economic benefits as awards outstanding under the Plan (as determined by the Administrator), (a) all outstanding options and SARs will become fully vested and exercisable, whether or not then otherwise vested and exercisable; and (b) any restrictions, including but not limited to the restriction period, performance period and/or performance factors or criteria applicable to any award other than options or SARs will be deemed to have been met, and such awards will be deemed vested and earned at target.

- In addition, in the event that an award is substituted, assumed or continued, the award will become vested (and, in the case of options and SARs, exercisable), and any restrictions, including but not limited to the restriction period, performance period and/or performance factors or criteria applicable to any award other than options or SARs will be deemed to have been met, and such awards will be deemed vested and earned at target, if the employment or service of the participant is terminated within six months before (in which case vesting will not occur until the effective date of the change of control) or one year (or such other period of time as may be stated in a change in control or similar agreement or arrangement) after the effective date of a change of control if such termination of employment or service (a) is by Qorvo not for cause or (b) is by the participant for good reason.

- Notwithstanding the above, and unless an award agreement provides otherwise, in the event that a participant has entered into a change in control agreement, employment agreement or similar agreement or arrangement with Qorvo, the participant will be entitled to the greater of the benefits provided upon a change in control of Qorvo under the 2022 Plan or the respective change in control agreement, employment agreement or similar agreement, and such agreement or arrangement will not be construed to reduce the benefits provided to a participant under the 2022 Plan.

Transferability

Incentive options are not transferable other than by will or the laws of intestate succession or, in the Administrator's discretion, transfers (for no consideration) as may otherwise be permitted in accordance with Code Section 422 and related regulations. Nonqualified options are not transferable other than by will or the laws of intestate succession, except for transfers (for no consideration) if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act of 1933, as amended. Restricted awards, SARs, performance awards, phantom stock awards and other stock-based awards generally are not transferable other than transfers for no consideration by will or the laws of intestate succession, and participants may not sell, transfer, assign, pledge or otherwise encumber shares subject to an award until the award has vested and all other conditions established by the Administrator have been met.

Forfeiture and Recoupment

As noted above, the 2022 Plan authorizes the Administrator to require forfeiture and recoupment of plan benefits if a participant engages in certain types of detrimental conduct and to require that a participant be subject to any compensation recovery policy or similar policies that may apply to the participant or be imposed under applicable laws. In addition, our senior officer equity awards under the 2012 Plan impose "clawback" restrictions in the event of certain prohibited conduct, including violation of restrictive covenants following termination of employment and certain other types of misconduct.

Certain United States Federal Income Tax Consequences

The following summary generally describes the principal U.S. federal (and not foreign, state or local) income tax consequences of awards granted under the 2022 Plan as of the date of this proxy statement. The summary is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to Qorvo. The provisions of the Code and related regulations concerning these matters are complicated and their impact in any one case may depend upon the particular circumstances. Tax laws are subject to change. Generally, all amounts taxable as ordinary income to participants under the 2022 Plan in respect of awards are deductible by Qorvo as compensation income at the same time the participant recognizes the ordinary income for tax purposes, subject to the provisions of the Code, including the limitations of Section 162(m) of the Code.

Incentive Options. Incentive options granted under the 2022 Plan are intended to qualify as incentive stock options under Code Section 422. Pursuant to Code Section 422, the grant and exercise of an incentive stock option generally will not result in taxable income to the participant (with the possible exception of alternative minimum tax liability) if the participant does not dispose of shares received upon exercise of such option less than one year after the date of exercise and two years after the date of grant, and if the participant has continuously been our employee from the date of grant to three months before the date of exercise (or 12 months in the event of death or disability). However, the excess of the fair market value of the shares received upon exercise of the incentive option over the option price for such shares generally will constitute an item of adjustment in computing the participant's alternative minimum taxable income for the year of exercise. Thus, certain participants may increase their federal income tax liability as a result of the exercise of an incentive option under the alternative minimum tax rules of the Code.

We generally will not be entitled to a deduction for income tax purposes in connection with the exercise of an incentive option. Upon the disposition of shares acquired upon exercise of an incentive option, the participant will be taxed on the amount by which the amount realized upon such disposition exceeds the option price, and such amount will be treated as capital gain or loss.

If the holding period requirements for incentive option treatment described above are not met, the participant will be taxed as if he or she received compensation in the year of the disposition. The participant must treat gain realized in the premature disposition as ordinary income to the extent of the lesser of: (a) the fair market value of the stock on the date of exercise minus the option price or (b) the amount realized on disposition of the stock minus the option price. Any gain in excess of these amounts may be treated as capital gain.

Pursuant to the Code and the terms of the 2022 Plan, in no event can there first become exercisable by a participant in any one calendar year incentive options granted by Qorvo with respect to shares having an aggregate fair market value (determined at the time an option is granted) greater than $100,000. To the extent an incentive option granted under the 2022 Plan exceeds this limitation, it will be treated as a nonqualified option. In addition, no incentive option may be granted to an individual who owns, immediately before the time that the option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of Qorvo, unless the option price is equal to or exceeds 110% of the fair market value of the stock and the option period does not exceed five years.

Nonqualified Options. The grant of a nonqualified option should not result in taxable income to a participant or a tax deduction to Qorvo. The difference between the fair market value of the stock on the date of exercise and the option price will constitute taxable ordinary income to the participant on the date of exercise. The participant's basis in shares of common stock acquired upon exercise of an option will equal the option price plus the amount of income taxable at the time of exercise. Any subsequent disposition of the stock by the participant will be taxed as a capital gain or loss to the participant, and will be long-term capital gain or loss if the participant has held the stock for more than one year at the time of sale.

Stock Appreciation Rights. For federal income tax purposes, the grant of an SAR should not result in taxable income to a participant or a tax deduction to Qorvo. Upon exercise, the amount of cash and fair market value of shares received by the participant, less cash or other consideration paid (if any), is taxed to the participant as ordinary income.

Restricted Stock Awards. The grant of a restricted stock award will not result in taxable income to the participant or a tax deduction to Qorvo for federal income tax purposes, unless the restrictions on the stock do not present a substantial risk of forfeiture or the award is transferable, as defined under Code Section 83. In the year that the restricted stock is no longer subject to a substantial risk of forfeiture, or the award is transferable, the fair market value of such shares at such date and any cash amount awarded, less cash or other consideration paid (if any), will be included in the participant's ordinary income as compensation, except that, in the case of restricted stock issued at the beginning of the restriction period, the participant may elect to include in his or her ordinary income as compensation at the time the restricted stock is awarded, the fair market value of such shares at such time, less any amount paid for the shares.

Restricted Stock Units, Performance Awards, Phantom Stock Awards, Other Stock-Based Awards and Dividend Equivalents. The grant of a restricted stock unit, performance award, phantom stock award, other stock-based awards or a dividend equivalent award generally should not result in taxable income to the participant or a tax deduction to Qorvo for federal income tax purposes. However, the participant will recognize income on account of the settlement of such award. The income recognized by the participant at that time will be equal to any cash that is received and the fair market value of any common stock that is received in settlement of the award.

Code Section 409A. Awards granted under the 2022 Plan may be subject to Code Section 409A and related regulations and other guidance. Code Section 409A imposes certain requirements on compensation that is deemed under Code Section 409A to involve deferred compensation. If Code Section 409A applies to the 2022 Plan or any award, and the 2022 Plan and award do not, when considered together, satisfy the requirements of Code Section 409A during a taxable year, the participant will have ordinary income in the year of non-compliance in the amount of all deferrals subject to Code Section 409A to the extent that the award is not subject to a substantial risk of forfeiture. The participant will be subject to an additional tax of 20% on all amounts includable in income and may also be subject to interest charges under Code Section 409A. Subject to certain reporting requirements, we will be entitled to an income tax deduction with respect to the amount of compensation includable as income to the participant. We do not have any responsibility to take, or to refrain from taking, any actions in order to achieve a certain tax result for any participant.

New Plan Benefits

No awards will be granted under the 2022 Plan unless it is approved by the stockholders. The selection of individuals who will receive awards under the 2022 Plan, if stockholders approve the 2022 Plan, and the amount of any such awards is not yet determinable due to vesting, performance and other requirements. Therefore, it is not possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of participants. The awards granted in fiscal year 2022 under the Prior Plans are set forth in the following table for illustrative purposes only:

	Dollar Value ($)	Number of Units (#)
Robert A. Bruggeworth, President and Chief Executive Officer	7,649,885	42,488
Mark J. Murphy, Former Chief Financial Officer (1)	3,000,141	16,663
Philip J. Chesley, Corporate Vice President and President of Infrastructure and Defense Products	2,999,999	20,012
Steven F. Creviston, Corporate Vice President and President of Mobile Products	2,300,118	12,775
Paul J. Fego, Corporate Vice President of Global Operations	2,300,118	12,775
All current executive officers as a group (six persons)	18,625,307	106,796
All current directors who are not executive officers, as a group (8 persons)	1,806,233	15,310
All current employees, including officers who are not executive officers, as a group	85,022,070	447,111

(1) Mr. Murphy resigned from Qorvo effective April 18, 2022.

The Board believes that approval of the 2022 Plan is in the best interests of Qorvo in order to continue the purposes of our equity compensation program and provide competitive incentives for eligible participants. The Board believes that substantial equity ownership encourages management to take actions favorable to the long-term interests of Qorvo and its stockholders. Accordingly, equity-based compensation makes up a significant portion of the overall compensation of executive officers. In addition, we grant unvested equity-based awards to most of our newly hired, full-time employees, as well as to our directors, and many employees are periodically eligible thereafter for additional equity awards. The Board believes that the adoption of the 2022 Plan will allow us to continue the use of equity compensation as a component of a competitive, but measured, overall compensation program.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE QORVO, INC. 2022 STOCK INCENTIVE PLAN.

PROPOSAL 4 – RATIFICATION OF APPOINTMENT OF QORVO'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP ("EY") to audit the consolidated financial statements of Qorvo for fiscal 2023. EY, an independent registered public accounting firm, has served as Qorvo's independent auditor since fiscal 2019. A representative from EY is expected to be present at the annual meeting and will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions from stockholders.

Although stockholder ratification of the appointment is not required by law, we desire to solicit such ratification as a matter of good governance. If the appointment of EY is not approved by a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote, the Audit Committee will consider the appointment of another independent registered public accounting firm for fiscal 2023.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING APRIL 1, 2023.

Independent Registered Public Accounting Firm Fee Information

The following table shows the aggregate fees that were paid or accrued for the audit and other services provided by EY for fiscal years 2022 and 2021.

	2022 ($)	2021 ($)
Audit Fees	2,497,207	2,078,381
Audit-Related Fees	–	181,763
Tax Fees	173,267	247,224
All Other Fees	–	–
Total	**2,670,474**	**2,507,368**

Audit Fees. This category includes fees for: (a) the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q; (b) the audit of our internal control over financial reporting; and (c) services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for the relevant fiscal years.

Audit-Related Fees. For fiscal year 2021, this category includes fees for due diligence services provided by EY.

Tax Fees. This category consists of professional services rendered by our independent registered public accounting firm for tax compliance, tax planning and tax advice. The services for the fees disclosed under this category include tax return preparation, tax planning, research and technical tax advice.

All Other Fees. This category includes the aggregate fees for products and services provided by our independent registered public accounting firm that are not reported above under "Audit Fees," "Audit-Related Fees" or "Tax Fees."

The Audit Committee has considered the compatibility of the non-audit services performed by and fees paid to EY in fiscal years 2022 and 2021, and the proposed non-audit related services and proposed fees for fiscal year 2023 and has determined that such services and fees are compatible with the independence of EY. All services were approved by the Audit Committee prior to such services being rendered.

REPORT OF THE AUDIT COMMITTEE

Each member of the Audit Committee is an independent director under existing Nasdaq listing standards and SEC requirements. In addition, the Board of Directors has determined that each of Ms. Bruner, Mr. Gardner, Mr. Harding, and Mr. Quinsey is an "audit committee financial expert," as defined by SEC rules.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee also has reviewed and discussed with management and the independent registered public accounting firm management's assessment of the effectiveness of our internal control over financial reporting and the independent registered public accounting firm's evaluation of our internal control over financial reporting.

The Audit Committee reviewed with the independent registered public accounting firm its judgments as to the quality, not just the acceptability, of our accounting principles and discussed with the independent registered public accounting firm such other matters as are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board standards and the Securities and Exchange Commission.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm that firm's independence.

Based upon the discussions and review described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended April 2, 2022 for filing with the SEC. This report has been prepared by members of the Audit Committee. Current members of this committee are:

Jeffery R. Gardner (Chair)
Judy Bruner
John R. Harding
Ralph G. Quinsey

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of Qorvo's common stock as of May 31, 2022 (unless otherwise indicated) by (a) each person known by Qorvo to own beneficially more than five percent of the outstanding shares of our common stock, (b) each director and nominee for director, (c) the NEOs, and (d) all current directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or that are or may become exercisable within 60 days of May 31, 2022, and shares of restricted stock or restricted stock units that have vested or that will vest within 60 days of May 31, 2022, are deemed outstanding. These shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and under applicable community property laws, each stockholder named in the table has sole voting and dispositive power with respect to the shares set forth opposite the stockholder's name. Unless otherwise indicated, the address of all listed stockholders is c/o Qorvo, Inc., 7628 Thorndike Road, Greensboro, North Carolina 27409-9421. None of our directors or executive officers has pledged our common stock. The percent of our common stock beneficially owned is based on 104,841,599 shares outstanding as of May 31, 2022.

Name of Beneficial Owner	Beneficial Ownership Number of Shares	Percent of Class
The Vanguard Group (1)	12,138,463	11.58%
BlackRock, Inc. (2)	8,694,492	8.29%
The Baupost Group, L.L.C. (3)	5,945,744	5.67%
Vulcan Value Partners, LLC (4)	5,640,650	5.38%
Ralph G. Quinsey (5)	121,565	*
Walden C. Rhines (6)	76,698	*
Robert A. Bruggeworth	74,975	*
Mark J. Murphy (7)	73,056	*
Steven E. Creviston	43,595	*
Jeffery R. Gardner	30,657	*
David H.Y. Ho	11,469	*
Jack R. Harding (8)	11,406	*
Roderick D. Nelson (9)	9,220	*
Paul J. Fego	7,741	*
Susan L. Spradley	2,096	*
Judy Bruner	271	*
Philip J. Chesley	–	*
Directors and executive officers as a group (16 persons) (10)	475,433	*

*   Indicates less than one percent

(1)   Based upon information set forth in a Schedule 13G/A filed with the SEC on February 10, 2022 by The Vanguard Group, Inc. ("Vanguard") reporting the sole power to dispose or direct the disposition of 11,690,053 shares, shared power to vote or direct the vote of 175,079 shares and shared power to dispose or direct the disposition of 448,410 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Based upon information set forth in a Schedule 13G/A filed with the SEC on February 3, 2022 by BlackRock, Inc. ("BlackRock") reporting the sole power to vote or direct the vote of 7,683,127 shares and the sole power to dispose and to direct the disposition of 8,694,492 shares. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(3) Based upon information set forth in a Schedule 13G filed with the SEC on February 11, 2022 by The Baupost Group, L.L.C., Baupost Group GP, L.L.C. and Seth A Klarman ("Baupost") reporting the shared power to vote or direct the vote of and dispose or direct the disposition of 5,945,744 shares. The address of The Baupost Group, L.L.C. is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116

(4) Based upon information set forth in a Schedule 13G/A filed with the SEC on February 14, 2022 by Vulcan Value Partners, LLC and Mr. C.T. Fitzpatrick ("Vulcan") reporting the sole power to vote or direct the vote of 5,539,958 shares and the sole power to dispose and to direct the disposition of 5,640,650 shares. The address of Vulcan is Three Protective Center, 2801 Highway 280 South, Suite 300, Birmingham, AL 35223.

(5) Includes 73,865 shares of common stock held in a trust for which Mr. Quinsey has sole dispositive power. Mr. Quinsey disclaims beneficial ownership of these 73,865 shares.

(6) Includes 12,471 shares of common stock issuable upon exercise of stock options. Includes 19,888 shares of common stock held in a trust for which Dr. Rhines has sole dispositive power. Dr. Rhines disclaims beneficial ownership of these 19,888 shares.

(7) Includes 31,909 shares of common stock held in a trust for which Mr. Murphy's spouse has sole voting and dispositive power.

(8) Includes 7,850 shares of common stock issuable upon exercise of stock options.

(9) Includes 4,761 shares of common stock issuable upon exercise of stock options.

(10) Includes 25,082 shares of common stock issuable upon exercise of stock options.

RELATED PERSON TRANSACTIONS

Related Person Transactions Policy

The Board maintains a written policy regarding transactions that involve Qorvo and any of its executive officers, directors, director nominees or five percent or greater stockholders or their affiliates, which are referred to generally as "related persons." The Governance and Nominating Committee will analyze and consider any such transaction in accordance with this written policy in order to determine whether the terms and conditions of the transaction are substantially the same as, or more favorable to Qorvo than, transactions that would be available from unaffiliated parties.

The policy governs the procedures for review and consideration of all "related person transactions," as that term is defined in the policy, in order for such transactions to be timely identified and given appropriate consideration. Generally, any current or proposed financial transaction, arrangement or relationship in which a "related person" had or will have a direct or indirect material interest, in an amount exceeding $120,000 and in which Qorvo was or will be a participant, requires the approval of the Governance and Nominating Committee or a majority of the disinterested members of the Board. Before granting such approval, the Governance and Nominating Committee will consider all of the relevant facts and circumstances to determine whether the proposed transaction is in the best interest of Qorvo and its stockholders. The term "related person" is defined by the policy and by Item 404 of Regulation S-K.

In conducting its review of any proposed related person transaction, the Governance and Nominating Committee will consider all of the relevant facts and circumstances available to the Governance and Nominating Committee, including but not limited to (a) the benefits to Qorvo; (b) the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; (c) the availability of other sources for comparable products or services; (d) the terms of the proposed related person transaction; and (e) the terms available to unrelated third parties or to employees generally in an arms-length negotiation. No member of the Governance and Nominating Committee will participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

The Governance and Nominating Committee may, from time to time as it determines in its discretion to be appropriate, review periodically any previously approved or ratified related person transaction to determine if it is in the best interests of Qorvo and our stockholders to continue, modify or terminate such related person transaction.

We did not engage in any related person transactions during the year ended April 2, 2022.

VOTING AND OTHER INFORMATION

PROPOSALS FOR THE 2023 ANNUAL MEETING

Pursuant to SEC Rule 14a-8, under certain conditions, stockholders may request that we include a proposal in our proxy materials for a forthcoming meeting of Qorvo stockholders. Any stockholder desiring to include a proposal in our proxy materials pursuant to Rule 14a-8 must ensure that we receive the proposal at our principal executive office in Greensboro, North Carolina by February 27, 2023 in order for the proposal to be eligible for inclusion in our proxy statement and proxy card relating to our 2023 Annual Meeting.

If a stockholder desires to propose any business from the floor during the meeting (other than pursuant to Rule 14a-8 or our proxy access bylaw provisions), our bylaws provide that the stockholder must deliver or mail timely advance written notice of such business to our principal executive office. Under our bylaws, to be timely, such stockholder's notice generally must be delivered to our Secretary not later than the close of business on the 90th day before the first anniversary of the date of the preceding year's annual meeting and not earlier than the close of business on the 120th day prior to such anniversary. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary date of the preceding year's annual meeting, then notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the 90th day prior to the annual meeting, or by the 10th day following the notice date for such meeting if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting.

If a stockholder desires to propose a director candidate for nomination to the Board of Directors pursuant to our proxy access bylaw provisions, our bylaws provide that the stockholder must deliver or mail timely advance written notice of such nomination to our principal executive office. Under our bylaws, to be timely, such stockholder's notice generally must be delivered to our Secretary not later than the close of business on the 120th day before the first anniversary of the date the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting and not earlier than the close of business on the 150th day before such anniversary. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, then notice by the stockholder must be delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Each item of business proposed by a stockholder, including director nominations, must be made in accordance with our bylaws, our Corporate Governance Guidelines and any other applicable law, rule or regulation. In addition, any notice of a proposed director candidate must also comply with our bylaws, including the criteria set forth under "Procedures for Director Nominations" on page 14 of this proxy statement. If written notice is not given in accordance with these requirements, the proposal or nomination will be considered deficient or untimely, as applicable, and Qorvo may exclude such business from consideration at the meeting.

If the proposal or proposed director candidate is permitted to be considered at the meeting, the proxies appointed pursuant to the proxy card will have discretionary authority to vote for or against the matter even if the proposal or proposed director candidate was not discussed in the proxy statement. Assuming that the date of our annual meeting of stockholders is not advanced or delayed in the manner described above:

- Appropriate notice of a proposal or proposed director candidate (other than pursuant to Rule 14a-8 or our proxy access bylaw provisions) for the 2023 Annual Meeting would need to be delivered to our principal executive office no earlier than April 11, 2023 and no later than May 11, 2023 to be considered timely.

- Appropriate notice of a proposed director candidate pursuant to the proxy access provisions of our bylaws for the 2023 Annual Meeting would need to be delivered to our principal executive office no earlier than January 28, 2023 and no later than February 27, 2023.

GENERAL INFORMATION

Record Date and Shares Entitled to Vote

In accordance with Delaware law and our bylaws, June 16, 2022 was fixed as the record date for determining holders of our common stock entitled to notice of and to vote at the meeting. Each share of our common stock issued and outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the meeting. Holders of shares of common stock vote together as a voting group on all proposals. At the close of business on June 16, 2022, there were 103,726,755 shares of Qorvo's common stock outstanding and entitled to vote. Pursuant to Delaware law, a list of the stockholders entitled to vote at the meeting will be available for examination by any stockholder at our executive offices in Greensboro, NC for ten days prior to the annual meeting as well as during the annual meeting.

Quorum Requirements

The presence in person or by proxy of a majority of the shares of our common stock outstanding on the record date constitutes a quorum for purposes of voting on a particular matter and conducting business at the meeting. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting. Signed proxies that withhold authority or proxies that reflect abstentions or broker non-votes will be counted for purposes of determining whether a quorum is present. In the event of an adjournment, postponement or emergency that changes the time, date or location of the annual meeting, we will make an announcement, issue a press release or post information on our Investor Relations website, https://ir.qorvo.com, to notify our stockholders.

How to Attend the Annual Meeting

If you decide to attend the meeting in person, you will need to present government issued photo identification. After confirmation that you are a registered holder of Qorvo common stock as of the record date, you will be allowed to attend our annual meeting. If you are not a registered holder, please be sure that you bring your government-issued photo identification as well as either (i) a proxy issued to you in your name by your brokerage firm, bank or other nominee, or (ii) a brokerage statement showing your beneficial ownership of Qorvo common stock as of the record date (and a legal proxy from your brokerage firm, bank or other nominee if you wish to vote your shares at the meeting), to present to the registration desk upon your arrival.

Proxy Costs

This solicitation is being made by mail and may also be made in person or by telephone or Internet by our officers or employees on behalf of Qorvo. We will pay all expenses incurred in this solicitation, but none of our officers or employees will receive any additional or special compensation for soliciting proxies. Banks, brokerage houses and other institutions, nominees and fiduciaries are requested to forward the proxy materials to beneficial owners and to obtain authorization for the execution of proxies. We will, upon request, reimburse these parties for their reasonable expenses in forwarding proxy materials to beneficial owners.

Householding and Delivery of Proxy Materials

Some banks, brokers or other nominee record holders may be participating in the practice of "householding" annual reports, proxy statements and Notices of Internet Availability of Proxy Materials. This means that only one copy of our annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, may have been sent to multiple stockholders in the same household. We will promptly deliver, without charge, a separate copy of our Annual Report on Form 10-K, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, to any stockholder upon request submitted in writing to Qorvo at the following address: Qorvo, Inc., 7628 Thorndike Road, Greensboro, North Carolina 27409-9421, Attention: Investor Relations Department, or by calling (336) 664-1233. Any stockholder who wants to receive separate copies of our annual report, proxy statement or Notice of Internet Availability of Proxy Materials in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker or other nominee record holder, or contact Qorvo at the above address and telephone number.

How to Vote Your Shares

The accompanying proxy is solicited on behalf of the Board of Directors of Qorvo for use at our 2022 Annual Meeting of Stockholders. Although stockholders may vote in person at the annual meeting, we strongly encourage all stockholders to vote their shares prior to the meeting. To be valid, your vote must be received by the deadline specified on the proxy card, voting instruction form or Notice of Internet Availability. Stockholders can vote by proxy using one of the following three methods:

By Mail:	By Telephone:	Through the Internet:
You may vote by signing, dating and mailing the enclosed proxy card or the voting instruction form you received.	Please call toll-free 1-800-690-6903 and follow the instructions on the proxy card or voting instruction form.	Please go to *www.proxyvote.com* and follow the instructions on the website.

If you vote via the Internet or by telephone, please do not return your proxy card. The Internet and telephone voting facilities for eligible shareholders of record will close at 11:59 p.m., EDT, on Monday, August 8, 2022. Stockholders who vote via the Internet or by telephone may incur costs, such as telephone and Internet access charges, for which the stockholder is responsible. Registered holders may also vote their shares in person at the annual meeting. To vote shares held in street name in person at the meeting, a proxy issued in the owner's name must be obtained from the record holder (typically the bank, broker or other nominee) and presented at the annual meeting.

A proxy that is properly signed and dated, and has not been revoked, but which does not contain voting instructions, will be voted in accordance with our Board's recommendations for each proposal. Two of our officers are designated as the proxies to cast the votes of our stockholders at the annual meeting. Management is not aware of any matters, other than those specified herein, that will be presented for action at the annual meeting. If other matters are properly presented at the annual meeting for consideration, the agents named on the proxy card will have the discretion to vote on those matters for you.

Votes Required, Non-Votes, Abstentions, and Revocations

Signed proxies that do not provide voting instructions or that reflect abstentions or broker non-votes will be counted for purposes of determining whether a quorum is present. A broker or other nominee may generally vote your shares without instruction on routine matters but not on non-routine matters. A broker "non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote for a particular "non-routine" proposal because your broker does not have authority to vote on that proposal and has not received specific voting instructions from you. Under applicable stock exchange rules, the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm is considered a "discretionary" item. Assuming the existence of a quorum at the meeting, ballots will be counted in the following manner:

Proposal	Votes required	Effect of abstentions	Effect of broker non-votes
1. To elect each of the nine directors named in this proxy statement	Affirmative vote of the majority of votes cast	No effect	No effect
2. To approve, on an advisory basis, the compensation of our NEOs	Affirmative vote of the majority of shares represented at the meeting	Against	No effect
3. To approve the Qorvo, Inc. 2022 Stock Incentive Plan	Affirmative vote of the majority of shares represented at the meeting	Against	No effect
4. To ratify the appointment of Ernst & Young LLP as Qorvo's independent registered public accounting firm for the fiscal year ending April 1, 2023.	Affirmative vote of the majority of shares represented at the meeting	Against	Broker has discretion to vote

You may revoke your proxy at any time before it is exercised by filing with our Corporate Secretary an instrument revoking it, filing a duly executed proxy bearing a later date (including a proxy given over the Internet or by telephone) or by attending the meeting and electing to vote in person.

QORVO, INC.

2022 STOCK INCENTIVE PLAN

1. Definitions

In addition to other terms defined herein or in an Award Agreement, the following terms shall have the meanings given below:

(a) Administrator means the Board and, upon its delegation of all or part of its authority to administer the Plan to the Committee, the Committee.

(b) Affiliate means any Parent or Subsidiary of the Company, and also includes any other business entity which is controlled by, under common control with or controls the Company; provided, however, that the term "Affiliate" shall be construed in a manner in accordance with the registration provisions of applicable federal securities laws if and to the extent required.

(c) Applicable Law means any applicable laws, rules or regulations (or similar guidance), including but not limited to the General Corporation Law of the State of Delaware, the Securities Act, the Exchange Act, the Code and the listing or other rules of any applicable stock exchange.

(d) Award means, individually or collectively, a grant under the Plan of an Option (including an Incentive Option or a Nonqualified Option); a Stock Appreciation Right (including a Related SAR or a Freestanding SAR); a Restricted Award (including a Restricted Stock Award or a Restricted Stock Unit Award); a Performance Award (including a Performance Share Award or a Performance Unit Award); a Phantom Stock Award; an Other Stock-Based Award; a Dividend Equivalent Award; and/or any other award granted under the Plan.

(e) Award Agreement means an award agreement (which may be in written or electronic form, in the Administrator's discretion, and which includes any amendment or supplement thereto) between the Company and a Participant specifying the terms, conditions and restrictions of an Award granted to the Participant. An Award Agreement may also state such other terms, conditions and restrictions, including but not limited to terms, conditions and restrictions applicable to shares of Common Stock or any other benefit underlying an Award, as may be established by the Administrator.

(f) Base Price means, with respect to an SAR, the initial price assigned to the SAR.

(g) Board or Board of Directors means the Board of Directors of the Company.

(h) Cause means, unless the Administrator determines otherwise, a Participant's termination of employment or service resulting from the Participant's (i) termination for "Cause" as defined under the Participant's employment, change in control, consulting or other agreement with the Company or an Affiliate, if any, or (ii) if the Participant has not entered into any such agreement (or, if any such agreement does not define "Cause"), then the Participant's termination shall be for "Cause" if termination results due to the Participant's (A) dishonesty; (B) failure to perform his or her duties for the Company or an Affiliate; (C) engaging in fraudulent conduct or conduct that could be materially damaging to the Company without a reasonable good faith belief that such conduct was in the best interest of the Company; or (D) material breach of any confidentiality, non-solicitation or non-competition covenant entered into with the Company. The determination of "Cause" shall be made by the Administrator and its determination shall be final and conclusive. Without in any way limiting the effect of the foregoing, for purposes of the Plan and an Award, a Participant's employment or service shall also be deemed to have terminated for Cause if, after the Participant's employment or service has terminated, facts and circumstances are discovered that would have justified, in the opinion of the Administrator, a termination for Cause.

(i) A Change of Control shall (except as may be otherwise provided in a change in control agreement entered into with an employee before the Effective Date of the Plan or as may be otherwise required, if at all, under Code Section 409A) be deemed to have occurred on the earliest of the following dates:

(i) The date any entity or person shall have become the beneficial owner of, or shall have obtained voting control over, more than fifty percent (50%) of the total voting power of the Company's then outstanding voting stock;

(ii) The date of the consummation of (A) a merger, consolidation, recapitalization or reorganization of the Company (or similar transaction involving the Company), in which the holders of the Common Stock immediately prior to the transaction have voting control over less than fifty percent (50%) of the voting securities of the surviving corporation immediately after such transaction, or (B) the sale or disposition of all or substantially all the assets of the Company;

(iii) The date there shall have been a change in a majority of the Board within a 24-month period unless the nomination for election by the Company's stockholders or the appointment of each new Director (other than as a result of any settlement of a proxy or consent solicitation contest or any action taken to avoid such a contest) was approved by the vote of two-thirds or more of the members of the Board (or a committee of the Board, if nominations are approved by a Board committee rather than the Board) then still in office who were in office at the beginning of the 24-month period; or

(iv) The date on which the stockholders of the Company approve of a complete liquidation or dissolution of the Company to the extent that stockholder approval is required by Applicable Law.

(For the purposes herein, the term "person" shall mean any individual, corporation, partnership, group, association or other person, as such term is defined in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, other than the Company, a Subsidiary of the Company or any employee benefit plan(s) sponsored or maintained by the Company or any Subsidiary thereof, and the term "beneficial owner" shall have the meaning given the term in Rule 13d-3 under the Exchange Act.)

For the purposes of clarity, a transaction shall not constitute a Change of Control if its principal purpose is to change the state of the Company's incorporation, create a holding company that would be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction or is another transaction of other similar effect.

Notwithstanding the preceding provisions of Section 1(i), in the event that any Awards granted under the Plan are deemed to be deferred compensation subject to (and not exempt from) the provisions of Code Section 409A, then distributions related to such Awards to be made upon a Change of Control may be permitted, in the Administrator's discretion, upon the occurrence of one or more of the following events (as they are defined and interpreted under Code Section 409A): (A) a change in the ownership of the Company; (B) a change in effective control of the Company; or (C) a change in the ownership of a substantial portion of the assets of the Company.

The Administrator shall have full and final authority, in its discretion (subject to any Code Section 409A considerations), to determine whether a Change of Control of the Company has occurred, the date of the occurrence of such Change of Control and any incidental matters relating thereto.

(j) Code means the Internal Revenue Code of 1986, as amended, or any successor thereto. Any reference herein to a specific Code section shall be deemed to include all related regulations or other guidance with respect to such Code section.

(k) Committee means the Compensation Committee of the Board (or a subcommittee thereof), or other committee of the Board to which the Board has delegated power to act under or pursuant to the provisions of the Plan. For clarity, the term "Committee" includes the Board (or subcommittee of the Committee or other committee of the Board) if exercising the authority of the Committee under the Plan.

(l) Common Stock means the common stock of Qorvo, Inc., $.0001 par value, or any successor securities thereto.

(m) Company means (unless the context otherwise requires, as determined by the Administrator) Qorvo, Inc., a Delaware corporation, together with any successor thereto. In the Administrator's discretion, the term "Company" may also refer to the Company and any or all of its Affiliates.

(n) Director means a member of the Board or of the board of directors of an Affiliate.

(o) Disability shall, except as may be otherwise determined by the Administrator (taking into account any Code Section 409A considerations), as applied to any Participant, having the meaning given in any Award Agreement, employment agreement, change in control agreement, consulting agreement or other similar agreement, if any, to which the Participant is a party, or, if there is no such agreement (or if such agreement does not define "Disability"), "Disability" shall mean the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months. The Administrator shall have authority to determine if a Disability has occurred.

(p) Dividend Equivalent Awards shall mean a right granted to a Participant pursuant to Section 13 to receive the equivalent value (in cash or shares of Common Stock) of dividends paid on Common Stock.

(q) Effective Date means the effective date of the Plan, as provided in Section 4.

(r) Employee means any person who is an employee of the Company or any Affiliate (including entities which become Affiliates after the Effective Date of the Plan). For this purpose, an individual shall be considered to be an Employee only if there exists between the individual and the Company or an Affiliate the legal and bona fide relationship of employer and employee (taking into account Code Section 409A considerations if and to the extent applicable); provided, however, that, with respect to Incentive Options, "Employee" means any person who is considered an employee of the Company or any Parent or Subsidiary for purposes of Treas. Reg. Section 1.421-1(h) (or any successor provision related thereto).

(s) Exchange Act means the Securities Exchange Act of 1934, as amended.

(t) Fair Market Value per share of the Common Stock shall be established in good faith by the Administrator and, unless otherwise determined by the Administrator, the Fair Market Value shall be determined in accordance with the following provisions: (A) if the shares of Common Stock are listed for trading on The NASDAQ Stock Market ("Nasdaq"), the New York Stock Exchange, Inc. (the "NYSE") or another national or regional stock exchange, the Fair Market Value shall be the closing sales price per share of the shares on Nasdaq, the NYSE or other principal stock exchange on which such securities are listed on the date immediately preceding the date an Award is granted or other determination is made (such date of determination being referred to herein as a "valuation date"), or, if there is no transaction on such date, then on the trading date nearest preceding the valuation date for which closing price information is available, and, provided further, if the shares are not listed for trading on Nasdaq, the NYSE or another stock exchange but are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, the Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the valuation date, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date immediately preceding the valuation date (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or (B) if the shares of Common Stock are not listed or reported in any of the foregoing, then the Fair Market Value shall be determined by the Administrator based on such valuation measures or other factors as it deems appropriate. Notwithstanding the foregoing, (i) with respect to the grant of Incentive Options, the Fair Market Value shall be determined by the Administrator in accordance with the applicable provisions of Section 20.2031-2 of the Federal Estate Tax Regulations, or in any other manner consistent with the Code Section 422; and (ii) Fair Market Value shall be determined in accordance with Code Section 409A if and to the extent required.

(u) Freestanding SAR means an SAR that is granted without relation to an Option, as provided in Section 8.

(v) Good Reason means, unless the Administrator determines otherwise, in the context of a Change of Control, a Participant's termination of employment or service resulting from the Participant's (i) termination for "Good Reason" as defined under the Participant's employment, change in control, consulting or other agreement with the Company or an Affiliate, if any, or (ii) if the Participant has not entered into any agreement (or, if any such agreement does not define "Good Reason"), then, a Participant's termination shall be for "Good Reason" if termination results due to any of the following without the Participant's consent: (A) a material reduction in the Participant's base salary as in effect immediately prior to the date of the Change of Control, (B) the assignment to the Participant of duties or responsibilities materially inconsistent with, or a material diminution in, the Participant's position, authority, duties or responsibilities as in effect immediately prior to the Change of Control, or (C) the relocation of the Participant's principal place of employment by more than 50 miles from the location at which the Participant was stationed immediately prior to the Change of Control. Notwithstanding the foregoing, with respect to Directors, unless the Administrator determines otherwise, a Director's termination from service on the Board shall be for "Good Reason" if the Participant ceases to serve as a Director or, if the Company is not the surviving company in the Change of Control event, a member of the board of directors of the surviving entity, in either case, due to the Participant's failure to be nominated to serve as a director of such entity or the Participant's failure to be elected to serve as a director of such entity, but not due to the Participant's decision not to continue service on the Board or the board of directors of the surviving entity, as the case may be. In the context other than a Change of Control, "Good Reason" shall have the meaning given in a Participant's Award Agreement or employment, change in control, consulting or other agreement or arrangement with the Company or an Affiliate. An event or condition that would otherwise constitute "Good Reason" shall constitute Good Reason only if the Company fails to rescind or cure such event or condition within 30 days after receipt from the Participant of written notice of the event which constitutes Good Reason, and Good Reason shall cease to exist for any event or condition described herein on the 60th day following the later of the occurrence or the Participant's knowledge thereof, unless the Participant has given the Company written notice thereof prior to such date. The determination of "Good Reason" shall be made by the Administrator and its determination shall be final and conclusive.

(w) Incentive Option means an Option that is designated by the Administrator as an Incentive Option pursuant to Section 7 and intended to meet the requirements of incentive stock options under Code Section 422.

(x) Independent Contractor means an independent contractor, consultant or advisor providing services (other than capital-raising services) to the Company or an Affiliate.

(y) Nonqualified Option means an Option granted under Section 7 that is not intended to qualify (or does not qualify) as an incentive stock option under Code Section 422.

(z) <u>Option</u> means a stock option granted under Section 7 that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the Option Price, and subject to such terms and conditions, as may be set forth in the Plan or an Award Agreement or established by the Administrator.

(aa) <u>Option Period</u> means the term of an Option, as provided in Section 7(d).

(bb) <u>Option Price</u> means the price at which an Option may be exercised, as provided in Section 7(b).

(cc) <u>Other Stock-Based Award</u> means a right, granted to a Participant under Section 12, that relates to or is valued by reference to shares of Common Stock or other Awards relating to shares of Common Stock.

(dd) <u>Parent</u> shall mean a "parent corporation," whether now or hereafter existing, as defined in Code Section 424(e) (or any successor section thereto).

(ee) <u>Participant</u> means an individual who is an Employee employed by, or a Director or Independent Contractor providing services to, the Company or an Affiliate who satisfies the requirements of Section 6 and is selected by the Administrator to receive an Award under the Plan.

(ff) <u>Performance Award</u> means a Performance Share Award and/or a Performance Unit Award, as provided in Section 10.

(gg) <u>Performance Measures</u> mean one or more performance factors or criteria which may be established by the Administrator with respect to an Award. Performance Measures may be based on such corporate, business unit or division and/or individual performance factors or criteria, whether objective or subjective, as the Administrator in its discretion may deem appropriate, including, without limitation, the following criteria (as determined by the Administrator in its discretion): (i) revenues or sales; (ii) gross margins; (iii) earnings per share; (iv) net bookings; (v) product production or shipments; (vi) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (vii) net income; (viii) operating income; (ix) book value per share; (x) return on stockholders' equity; (xi) return on investment; (xii) return on capital; (xiii) improvements in capital structure; (xiv) expense management; (xv) operating margins; (xvi) maintenance or improvement of gross margins or operating margins; (xvii) stock price or total stockholder return; (xviii) market share; (xix) profitability; (xx) costs; (xxi) cash flow or free cash flow; (xxii) working capital; (xxiii) return on assets; (xxiv) economic wealth created; (xxv) environmental, social, diversity, human capital or governance criteria; and/or (xxvi) strategic business criteria, based on meeting specified goals or objectives related to market penetration, geographic business expansion, cost targets, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, management of litigation, management of information technology, goals relating to acquisitions or divestitures of products, product lines, subsidiaries, affiliates or joint ventures, quality matrices, customer service matrices and/or execution of pre-approved corporate strategy. The foregoing criteria may relate to the Company, one or more of its Affiliates or one or more of its divisions, departments, units, segments, partnerships, joint ventures or minority investments, facilities, product lines or products or any combination of the foregoing. The targeted level or levels of performance with respect to such business criteria may be established at such levels and on such terms as the Administrator may determine, in its discretion, including but not limited to on an absolute basis, in relation to performance in a prior performance period, and/or relative to one or more peer group companies or indices, or any combination thereof.

(hh) <u>Performance Share</u> means an Award granted under Section 10, in an amount determined by the Administrator and specified in an Award Agreement, stated with reference to a specified number of shares of Common Stock, that entitles the holder to receive shares of Common Stock, a cash payment or a combination of Common Stock and cash (as determined by the Administrator), subject to the terms of the Plan and the terms and conditions established by the Administrator.

(ii) <u>Performance Unit</u> means an Award granted under Section 10, in an amount determined by the Administrator and specified in an Award Agreement, that entitles the holder to receive shares of Common Stock, a cash payment or a combination of Common Stock and cash (as determined by the Administrator), subject to the terms of the Plan and the terms and conditions established by the Administrator.

(jj) <u>Phantom Stock Award</u> means an Award granted under Section 11, entitling a Participant to a payment in cash, shares of Common Stock or a combination of cash and Common Stock (as determined by the Administrator), following the completion of the applicable vesting period and compliance with the terms of the Plan and other terms and conditions established by the Administrator. The unit value of a Phantom Stock Award shall be based on the Fair Market Value of a share of Common Stock.

(kk) <u>Plan</u> means the Qorvo, Inc. 2022 Stock Incentive Plan, as it may be amended and/or restated.

(ll) <u>Prior Plan</u> or <u>Prior Plans</u> means the Qorvo, Inc. 2012 Stock Incentive Plan (the "2012 Plan"), the Qorvo, Inc. 2013 Incentive Plan (the "2013 Plan"), the Qorvo, Inc. 2012 Incentive Plan (the "TriQuint 2012 Plan"), the Qorvo, Inc. 2015 Inducement Stock

Plan (the "2015 Plan") and any other stock incentive plan maintained by the Company, in each case, as amended and/or restated, for its or an Affiliate's employees, directors and/or independent contractors on or prior to the Effective Date of the Plan. (For clarity, "Prior Plan" does not include any employee stock purchase plan intended to qualify under Code Section 423 that is maintained by the Company.)

(mm) Qualifying Termination means, unless the Administrator determines otherwise or an Award Agreement provides otherwise, termination of employment or service of a Participant (i) as a result of the Participant's Retirement, Disability or death or (ii) by the Company and/or its Affiliates without Cause.

(nn) Related SAR means an SAR granted under Section 8 that is granted in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

(oo) Restricted Award means a Restricted Stock Award and/or a Restricted Stock Unit Award, as provided in Section 9.

(pp) Restricted Stock Award means shares of Common Stock granted to a Participant under Section 9. Shares of Common Stock subject to a Restricted Stock Award shall cease to be restricted when, in accordance with the terms of the Plan and the terms and conditions established by the Administrator, the shares vest and become transferable and free of substantial risks of forfeiture.

(qq) Restricted Stock Unit means a Restricted Award granted to a Participant pursuant to Section 9 which is settled, if at all, (i) by the delivery of one share of Common Stock for each Restricted Stock Unit, (ii) in cash in an amount equal to the Fair Market Value of one share of Common Stock for each Restricted Stock Unit, or (iii) in a combination of cash and shares equal to the Fair Market Value of one share of Common Stock for each Restricted Stock Unit, as determined by the Administrator. A Restricted Stock Unit represents the promise of the Company to deliver shares of Common Stock, cash or a combination thereof, as applicable, at the end of the applicable restriction period if and only to the extent the Award vests and ceases to be subject to forfeiture, subject to compliance with the terms of the Plan and Award Agreement and any terms and conditions established by the Administrator.

(rr) Retirement shall, except as may be otherwise determined by the Administrator (taking into account any Code Section 409A considerations), as applied to any Participant, have the meaning given in an Award Agreement, employment agreement, change in control agreement, consulting agreement or other similar agreement, if any, to which the Participant is a party, or, if there is no such agreement (or if such agreement does not define "Retirement"), then "Retirement" shall, unless the Administrator determines otherwise, mean retirement in accordance with the retirement policies and procedures established by the Company. The Administrator shall have authority to determine if a Retirement has occurred.

(ss) SAR means a stock appreciation right granted under Section 8 entitling the Participant to receive, with respect to each share of Common Stock encompassed by the exercise of such SAR, the excess of the Fair Market Value on the date of exercise over the Base Price, subject to the terms of the Plan and Award Agreement and any other terms and conditions established by the Administrator. References to "SARs" include both Related SARs and Freestanding SARs, unless the context requires otherwise.

(tt) Securities Act means the Securities Act of 1933, as amended.

(uu) Subsidiary shall mean a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f) (or any successor section thereto).

(vv) Termination Date means the date of termination of a Participant's employment or service for any reason, as determined by the Administrator (taking into account any Code Section 409A considerations).

2. Purpose

The purposes of the Plan are to encourage and enable selected Employees, Directors and Independent Contractors of the Company and its Affiliates to acquire or to increase their holdings of Common Stock and other equity-based interests in the Company and/or to provide other incentive awards in order to promote a closer identification of their interests with those of the Company and its stockholders, and to provide flexibility to the Company in its ability to motivate, attract and retain the services of Participants upon whose judgment, interest and special effort the successful conduct of its operation largely depends. These purposes may be carried out through the granting of Awards to selected Participants, including the granting of: Options in the form of Incentive Stock Options and/or Nonqualified Options; SARs in the form of Freestanding SARs and/or Related SARs; Restricted Awards in the form of Restricted Stock Awards and/or Restricted Stock Units; Performance Awards in the form of Performance Shares and/or Performance Units; Phantom Stock Awards; Other Stock-Based Awards; and/or Dividend Equivalent Awards.

3. Administration of the Plan

(a) The Plan shall be administered by the Board or, upon its delegation, by the Committee (or a subcommittee thereof). To the extent required under Rule 16b-3 adopted under the Exchange Act, the Committee shall be comprised solely of two or more "non-employee directors," as such term is defined in Rule 16b-3, or as may otherwise be permitted under Rule 16b-3. In addition, Committee members shall qualify as "independent directors" under applicable stock exchange rules if and to the extent required.

(b) Subject to the provisions of the Plan, the Administrator shall have full and final authority in its discretion to take any action with respect to the Plan including, without limitation, the authority to (i) determine all matters relating to Awards, including selection of individuals to be granted Awards, the types of Awards, the number of shares of Common Stock, if any, subject to an Award, and all terms, conditions, restrictions and limitations of an Award; (ii) prescribe the form or forms of Award Agreements evidencing any Awards granted under the Plan; (iii) establish, amend and rescind rules and regulations for the administration of the Plan; (iv) correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement; and (v) construe and interpret the Plan, Awards and Award Agreements made under the Plan, interpret rules and regulations for administering the Plan and make all other determinations deemed necessary or advisable for administering the Plan. In addition, (i) the Administrator shall have the authority, to accelerate the date that any Award which was not otherwise exercisable, vested or earned shall become exercisable, vested or earned in whole or in part without any obligation to accelerate such date with respect to any other Award granted to any recipient; and (ii) the Administrator may in its sole discretion modify or extend the terms and conditions for exercise, vesting or earning of an Award (in each case, taking into account any Code Section 409A considerations). The Administrator's authority to grant Awards and authorize payments under the Plan shall not in any way restrict the authority of the Company to grant compensation to Employees, Directors or Independent Contractors under any other compensation plan, program or arrangement of the Company or any Affiliate. The Administrator may determine that a Participant's rights, payments and/or benefits with respect to an Award (including but not limited to any shares issued or issuable and/or cash paid or payable with respect to an Award) shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause, violation of policies of the Company or an Affiliate, breach of non-solicitation, noncompetition, confidentiality or other restrictive covenants that may apply to the Participant, other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company or any Affiliate, and/or other circumstances where such reduction, cancellation, forfeiture or recoupment is required by Applicable Law. Notwithstanding any other provision in the Plan, the Administrator shall have the unilateral right, in its absolute discretion, to reduce or eliminate the amount of an Award granted to any Participant, including an award otherwise earned and payable pursuant to the terms of the Plan. In addition, the Administrator shall have the authority and discretion to establish terms and conditions of Awards (including but not limited to the establishment of subplans) as the Administrator determines to be necessary or appropriate to conform to the applicable requirements or practices of jurisdictions outside of the United States. In addition to action by meeting in accordance with Applicable Law, any action of the Administrator with respect to the Plan may be taken by a written instrument signed by all of the members of the Board or Committee, as appropriate, and any such action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. All determinations of the Administrator with respect to the Plan and any Award or Award Agreement will be final and binding on the Company and all persons having or claiming an interest in any Award granted under the Plan. No member of the Board or Committee, as applicable, shall be liable while acting as Administrator for any action or determination made in good faith with respect to the Plan, an Award or an Award Agreement. The members of the Board or Committee, as applicable, shall be entitled to indemnification and reimbursement in the manner and to the fullest extent provided in the Company's certificate of incorporation and/or bylaws and/or pursuant to Applicable Law.

(c) The Administrator may adjust or modify Performance Measures or other performance factors or criteria or terms or conditions of Awards due to extraordinary items, transactions, events or developments, or in recognition of, or in anticipation of, any other unusual or infrequent events affecting the Company or the financial statements of the Company, or in response to, or in anticipation of, changes in Applicable Law, accounting principles or business conditions, in each case as determined by the Administrator. By way of example but not limitation, the Administrator may provide with respect to any Award that any evaluation of performance shall exclude or otherwise objectively adjust for any specified circumstance or event that occurs during a performance period, including circumstances or events such as the following: (i) asset write-downs or impairment charges; (ii) significant litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting standards or principles or other laws or regulatory rules; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in then-current accounting principles; (vi) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders; (vii) acquisitions or divestitures; (viii) a change in the Company's fiscal year; (ix) any other specific unusual or infrequent events; and/or (x) foreign exchange gains and losses.

(d) Notwithstanding the other provisions of Section 3, the Board may expressly delegate to one or more officers of the Company or a special committee consisting of one or more directors who are also officers of the Company the authority, within specified parameters, to grant Awards to eligible Participants, and to make any or all of the determinations reserved for the Administrator in the Plan and summarized in Section 3(b) with respect to such Awards (subject to any restrictions imposed by Applicable Law and such terms and conditions as may be established by the Administrator); provided, however, that, if and to the extent required by Section 16 of the Exchange Act, the Participant, at the time of said grant or other determination is not deemed to be an officer or director of the Company within the meaning of Section 16 of the Exchange Act. To the extent that the Administrator has delegated authority to grant Awards pursuant to this Section 3(d) to an officer(s) and/or a special committee, references to the "Administrator" shall include references to such officer(s) and/or special committee, subject, however, to the requirements of the Plan, Rule 16b-3 and other Applicable Law.

4. Effective Date

The Effective Date of the Plan is August 15, 2022 (the "Effective Date"). Awards may be granted on or after the Effective Date, but no Awards may be granted after August 14, 2032. Awards that are outstanding at the end of the Plan term (or such earlier termination date as may be established by the Board pursuant to Section 16(a)) shall continue in accordance with their terms, unless otherwise provided in the Plan or an Award Agreement.

5. Shares of Stock Subject to the Plan; Award Limitations

(a) *Shares of Stock Subject to the Plan*: Subject to adjustments as provided in Section 5(d), the maximum aggregate number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall not exceed 4,454,000 shares. Shares delivered under the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase. The Company hereby reserves sufficient authorized shares of Common Stock to meet the grant of Awards hereunder. If the Plan is approved, no further awards shall be granted under the Prior Plans on or after the Effective Date, although Prior Plan awards that are outstanding as of such date shall continue in accordance with their terms.

(b) *Award Limitations*: Notwithstanding any provision in the Plan to the contrary, the following limitations shall apply to Awards granted under the Plan, in each case subject to adjustments pursuant to Section 5(d):

   (i) The maximum aggregate number of shares of Common Stock that may be issued under the Plan pursuant to the grant of Incentive Options shall not exceed 4,454,000 shares of Common Stock; and

   (ii) With respect to non-employee Directors, in any 12-month period, the maximum number of shares of Common Stock subject to Awards granted during any 12-month period to any non-employee Director, taken together with any cash fees paid during such 12-month period to such non-employee Director in respect of service as a member of the Board, shall not exceed $750,000 in total value (calculating the value of any such Awards based on the Fair Market Value per share of Common Stock on the date of grant of such an Award).

   (For purposes of Section 5(b)(ii), an Option and Related SAR shall be treated as a single Award.)

(c) *Additional Share Counting Provisions*: The following provisions shall apply with respect to the share limitations of Section 5(a):

   (i) To the extent that an Award is canceled, terminates, expires, is forfeited or lapses for any reason, any such unissued or forfeited shares subject to the Award will again be available for issuance pursuant to Awards granted under the Plan.

   (ii) Awards settled in cash shall not be counted against the share limitations stated in Section 5(a) herein.

   (iii) Dividends, including dividends paid in shares, or dividend equivalents paid in cash in connection with outstanding Awards, will not be counted towards the share limitations in Section 5(a).

   (iv) To the extent any shares are withheld or used to satisfy any tax withholding requirements in connection with the vesting or earning of an Award other than an Option or SAR in accordance with the terms of the Plan, such shares will not be counted towards the share limitations in Section 5(a).

   (v) To the extent that the full number of shares subject to an Award other than an Option or SAR is not issued for any reason, including by reason of failure to achieve maximum performance factors or criteria, only the number of shares issued and delivered shall be considered for purposes of determining the number of shares remaining available for issuance pursuant to Awards granted under the Plan.

   (vi) The following shares of Common Stock may not again be made available for issuance as Awards under the Plan: (A) shares withheld or delivered to satisfy the tax withholding requirements for an Option or SAR and shares withheld or delivered to pay the exercise price related to an Option or SAR; (B) shares not issued or delivered as a result of the net settlement of an Option or SAR; and (C) shares repurchased on the open market with the proceeds of the Option Price of an Option.

(vii) Further, (A) shares issued under the Plan through the settlement, assumption or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition or similar transaction involving the Company acquiring another entity shall not reduce the maximum number of shares available for delivery under the Plan, and (B) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and will not reduce the maximum number of shares available under the Plan, subject, in the case of both (A) and (B) herein, to applicable stock exchange listing requirements.

(d) *Adjustments; Right to Issue Additional Securities*: If there is any change in the outstanding shares of Common Stock because of a merger, consolidation, recapitalization or reorganization involving the Company, or if the Board declares a stock dividend, stock split distributable in shares of Common Stock or reverse stock split, other distribution (other than an ordinary or regular cash dividend) or combination or reclassification of the Common Stock, or if there is a similar change in the capital stock structure of the Company affecting the Common Stock (excluding conversion of convertible securities by the Company and/or the exercise of warrants by their holders), then the number and class of securities available under the Plan, the terms of each outstanding Option and SAR (including the number and class and type of securities subject to each outstanding Option or AR and the Option Price or Base Price per share), the terms of each outstanding Restricted Award (including the number and class and type of securities subject thereto) and the terms of each outstanding Performance Award (including the number and class and type of securities subject thereto), shall be appropriately adjusted, and the Administrator shall make such adjustments to Awards or to any provisions of this Plan as the Administrator deems equitable to prevent dilution or enlargement of Awards or as may otherwise be advisable. Nothing in the Plan, an Award or an Award Agreement shall limit the ability of the Company to issue additional securities (including but not limited to the issuance of other options or other derivative securities, warrants, additional shares or classes of Common Stock, preferred stock and/or other convertible securities).

6. Eligibility

An Award may be granted only to an individual who satisfies all of the following eligibility requirements on the date the Award is granted:

(a) The individual is either (i) an Employee, (ii) a Director or (iii) an Independent Contractor.

(b) With respect to the grant of Incentive Options, the individual is otherwise eligible to participate under Section 6, is an Employee of the Company or a Parent or Subsidiary and does not own, immediately before the time that the Incentive Option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary. Notwithstanding the foregoing, an Employee who owns more than 10% of the total combined voting power of the Company or a Parent or Subsidiary may be granted an Incentive Option if the Option Price is at least 110% of the Fair Market Value of the Common Stock, and the Option Period does not exceed five years. For this purpose, an individual will be deemed to own stock which is attributable to him or her under Code Section 424(d).

(c) With respect to the grant of substitute awards or assumption of awards in connection with a merger, consolidation, acquisition, reorganization or similar transaction involving the Company or an Affiliate, the recipient is otherwise eligible to receive the Award and the terms of the award are consistent with the Plan and Applicable Law (including, to the extent necessary, the federal securities laws registration provisions, Code Section 409A and Code Section 424(a)).

(d) The individual, being otherwise eligible under this Section 6, is selected by the Administrator as an individual to whom an Award shall be granted (as defined above, a "Participant").

7. Options

(a) *Grant of Options*: Subject to the limitations of the Plan, the Administrator may in its discretion grant Options to such eligible individuals in such numbers, subject to such terms and conditions, and at such times as the Administrator shall determine. Both Incentive Options and Nonqualified Options may be granted under the Plan, as determined by the Administrator; provided, however, that Incentive Options may only be granted to Employees of the Company or a Parent or Subsidiary. To the extent that an Option is designated as an Incentive Option but does not qualify as such under Code Section 422, the Option (or portion thereof) shall be treated as a Nonqualified Option. An Option may be granted with or without a Related SAR.

(b) *Option Price*: The Option Price per share at which an Option may be exercised shall be established by the Administrator and stated in the Award Agreement evidencing the grant of the Option; provided, that (i) the Option Price of an Option shall be no less than 100% of the Fair Market Value per share of the Common Stock as determined on the date the Option is granted (or 110% of the Fair Market Value with respect to Incentive Options granted to an Employee who owns stock possessing more than 10% of the total voting power of all classes of stock of the Company or a Parent or Subsidiary, as provided in Section 6(b)); and (ii) in no event shall the Option Price per share of any Option be less than the par value, if any, per share of the Common Stock. Notwithstanding the foregoing, the Administrator may in its discretion authorize the grant of substitute or assumed options of an acquired entity with an Option Price not equal to 100% of the Fair Market Value of the stock on the date of grant, if the terms of such substitution or assumption otherwise comply, to the extent deemed applicable, with Code Section 409A and/or Code Section 424(a).

(c) *Date of Grant*: An Option shall be considered to be granted on the date that the Administrator acts to grant the Option, or on such later date as may be established by the Administrator in accordance with Applicable Law.

(d) *Option Period and Limitations on the Right to Exercise Options:*

(i) The Option Period shall be determined by the Administrator at the time the Option is granted and shall be stated in the Award Agreement. The Option Period shall not extend more than 10 years from the date on which the Option is granted (or five years with respect to Incentive Options granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary, as provided in Section 6(b)). Any Option or portion thereof not exercised before expiration of the Option Period shall terminate. The period or periods during which, and the terms and conditions pursuant to which, an Option may vest and become exercisable shall be determined by the Administrator in its discretion, subject to the terms of the Plan. Notwithstanding the foregoing, unless the Administrator determines otherwise, in the event that any portion of an exercisable Option is scheduled to expire on the last day of the Option Period or otherwise scheduled to expire pursuant to the applicable Award Agreement and both (A) the date on which such portion of the Option is scheduled to expire falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by Applicable Law to be imposed) and (B) the Option Price per share of such portion of the Option is less than the Fair Market Value, then on the date that such portion of the Option is scheduled to expire, such portion of the Option (to the extent not previously exercised by the Participant) shall be automatically exercised on behalf of the Participant through a net settlement of both the Option Price and the applicable withholding taxes due (if any) upon such automatic exercise (as described in Section 7(d)(ii)(B), below), and the net number of shares of Common Stock resulting from such automatic exercise (or the cash equivalent thereof) shall be delivered to the Participant as soon as practicable thereafter.

(ii) An Option may be exercised by giving written notice to the Company in form acceptable to the Administrator at such place and subject to such conditions as may be established by the Administrator or its designee. Such notice shall specify the number of shares to be purchased pursuant to an Option and the aggregate purchase price to be paid therefor and shall be accompanied by payment of such purchase price. Unless an Award Agreement provides otherwise, such payment shall be in the form of cash or cash equivalent; provided that, except where prohibited by the Administrator or Applicable Law (and subject to such terms and conditions as may be established by the Administrator), payment may also be made:

(A) By delivery (by either actual delivery or attestation) of shares of Common Stock owned by the Participant for such time period, if any, as may be determined by the Administrator;

(B) By shares of Common Stock withheld upon exercise;

(C) By delivery of written notice of exercise to the Company and delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to the Company the amount of sale or loan proceeds to pay the Option Price;

(D) By such other payment methods as may be approved by the Administrator and which are acceptable under Applicable Law; and/or

(E) By any combination of the foregoing methods.

Shares delivered or withheld in payment on the exercise of an Option shall be valued at their Fair Market Value on the date of exercise, as determined by the Administrator or its designee.

(iii) The Administrator shall determine the extent, if any, to which a Participant may have the right to exercise an Option following termination of the Participant's employment or service with the Company. Such rights, if any, shall be subject to the sole discretion of the Administrator, shall be stated in the individual Award Agreement, need not be uniform among all Options issued pursuant to this Section 7, and may reflect distinctions based on the reasons for termination of employment or service. The Administrator also shall have authority, in its sole discretion (taking into account any Code Section 409A considerations), to accelerate the date for exercising all or any part of an Option which was not otherwise vested and exercisable, extend the period during which an Option may be exercised, modify the other terms and conditions of exercise, or any combination of the foregoing.

(e) *Notice of Disposition*: If shares of Common Stock acquired upon exercise of an Incentive Option are disposed of within two years following the date of grant or one year following the transfer of such shares to a Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Administrator may reasonably require.

(f) *Limitation on Incentive Options*: In no event shall there first become exercisable by an Employee in any one calendar year Incentive Options granted by the Company or any Parent or Subsidiary with respect to shares having an aggregate Fair Market Value (determined at the time an Incentive Option is granted) greater than $100,000; provided that, if such limit is exceeded, then the first $100,000 of shares to become exercisable in such calendar year will be Incentive Options and the Options (or portion thereof) for shares with a value in excess of $100,000 that first became exercisable in that calendar year will be Nonqualified Options. In the event the Code or the regulations promulgated thereunder are amended after the Effective Date of the Plan to provide for a different limitation on the Fair Market Value of shares permitted to be subject to Incentive Options, then such different limit shall be automatically incorporated herein. To the extent that any Incentive Options are first exercisable by a Participant in excess of the limitation described herein, the excess shall be considered a Nonqualified Option.

(g) *Nontransferability of Options*: Incentive Options shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers by will or the laws of intestate succession or, in the Administrator's discretion, such transfers (for no consideration) as may otherwise be permitted in accordance with Treas. Reg. Section 1.421-1(b)(2) or Treas. Reg. Section 1.421-2(c) or any successor provisions thereto. Nonqualified Options shall not be transferable (including by sale, assignment, pledge or hypothecation) other than by will or the laws of intestate succession, except for transfers (for no consideration) if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Except as may be permitted by the preceding, an Option shall be exercisable during the Participant's lifetime only by him or her or by his or her guardian or legal representative. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

8. Stock Appreciation Rights

(a) *Grant of SARs*: Subject to the limitations of the Plan, the Administrator may in its discretion grant SARs to such eligible individuals, in such numbers, upon such terms and at such times as the Administrator shall determine. SARs may be granted to the holder of an Option (a "Related Option") with respect to all or a portion of the shares of Common Stock subject to the Related Option (a "Related SAR") or may be granted separately to an eligible individual (a "Freestanding SAR"). The Base Price per share of an SAR shall be no less than 100% of the Fair Market Value per share of the Common Stock on the date the SAR is granted. Notwithstanding the foregoing, the Administrator may in its discretion authorize the grant of substitute or assumed SARs of an acquired entity with a Base Price per share not equal to at least 100% of the Fair Market Value of the stock on the date of grant, if the terms of such substitution or assumption otherwise comply, to the extent deemed applicable, with Code Section 409A and/or Code Section 424(a). An SAR shall be considered to be granted on the date that the Administrator acts to grant the SAR, or on such other date as may be established by the Administrator in accordance with Applicable Law.

(b) *Related SARs*: A Related SAR may be granted either concurrently with the grant of the Related Option or (if the Related Option is a Nonqualified Option) at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such Related Option. The Base Price of a Related SAR shall be equal to the Option Price of the Related Option. Related SARs shall be exercisable only at the time and to the extent that the Related Option is exercisable (and may be subject to such additional limitations on exercisability as the Administrator may provide in an Award Agreement), and in no event after the complete termination or full exercise of the Related Option. Notwithstanding the foregoing, a Related SAR that is related to an Incentive Option may be exercised only to the extent that the Related Option is exercisable and only when the Fair Market Value exceeds the Option Price of the Related Option. Upon the exercise of a Related SAR granted in connection with a Related Option, the Option shall be canceled to the extent of the number of shares as to which the SAR is exercised, and upon the exercise of a Related Option, the Related SAR shall be canceled to the extent of the number of shares as to which the Related Option is exercised or surrendered.

(c) *Freestanding SARs*: An SAR may be granted without relationship to an Option (as defined above, a "Freestanding SAR") and, in such case, will be exercisable upon such terms and subject to such conditions as may be determined by the Administrator, subject to the terms of the Plan.

(d) *Exercise of SARs*:

   (i) Subject to the terms of the Plan, SARs shall be vested and exercisable in whole or in part upon such terms and conditions as may be established by the Administrator. The period during which an SAR may be exercisable shall not exceed 10 years from the date of grant or, in the case of Related SARs, such shorter Option Period as may apply to the Related Option (the "SAR Period"). Notwithstanding the foregoing, unless the Administrator determines otherwise, in the event that any portion of an exercisable SAR is scheduled to expire on the last day of the SAR Period or otherwise scheduled to expire pursuant to the applicable Award Agreement and both (A) the date on which such portion of the SAR is scheduled to expire falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by Applicable Law to be imposed) and (B) the Base Price per share of such portion of the SAR is less than the Fair Market Value, then on the date that such portion of the SAR is scheduled to expire, such portion of the SAR (to the extent not previously exercised by the Participant) shall be automatically exercised on behalf of the Participant through a net settlement of both the Base Price and the applicable withholding taxes due (if any) upon such automatic exercise (as described in Section 8(e) below), and the consideration payable upon such automatic exercise shall be delivered to the Participant as soon as practicable thereafter. Any SAR or portion thereof not exercised before expiration of the period established by the Administrator shall terminate.

(ii) SARs may be exercised by giving written notice to the Company in form acceptable to the Administrator at such place and subject to such terms and conditions as may be established by the Administrator or its designee. Unless the Administrator determines otherwise, the date of exercise of an SAR shall mean the date on which the Company shall have received proper notice from the Participant of the exercise of such SAR.

(iii) The Administrator shall determine the extent, if any, to which a Participant may have the right to exercise an SAR following termination of the Participant's employment or service with the Company. Such rights, if any, shall be determined in the sole discretion of the Administrator, shall be stated in the individual Award Agreement, need not be uniform among all SARs issued pursuant to this Section 8, and may reflect distinctions based on the reasons for termination of employment or service. The Administrator also may, in its sole discretion (taking into account any Code Section 409A considerations), accelerate the date for exercising all or any part of an SAR which was not otherwise exercisable on the Termination Date, extend the period during which an SAR may be exercised, modify the terms and conditions to exercise, or any combination of the foregoing.

(e) *Payment Upon Exercise*: Subject to the limitations of the Plan, upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying (i) the excess, if any, of the Fair Market Value of a share of Common Stock on the date of exercise of the SAR over the Base Price of the SAR by (ii) the number of shares of Common Stock with respect to which the SAR is being exercised. The consideration payable upon exercise of an SAR shall be paid in cash, shares of Common Stock (valued at Fair Market Value on the date of exercise of the SAR) or a combination of cash and shares of Common Stock, as determined by the Administrator.

(f) *Nontransferability*: Unless the Administrator determines otherwise, SARs shall not be transferable (including by sale, assignment, pledge or hypothecation) other than by will or the laws of intestate succession, except for transfers (for no consideration) if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Except as may be permitted by the preceding sentence, SARs may be exercised during the Participant's lifetime only by him or her or by his or her guardian or legal representative. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

9. Restricted Awards

(a) *Grant of Restricted Awards*: Subject to the limitations of the Plan, the Administrator may in its discretion grant Restricted Awards to such individuals, for such numbers of shares of Common Stock, upon such terms and at such times as the Administrator shall determine. Such Restricted Awards may be in the form of Restricted Stock Awards and/or Restricted Stock Units that are subject to certain conditions, which conditions must be met in order for the Restricted Award to vest and be earned (in whole or in part) and no longer subject to forfeiture. Restricted Stock Awards shall be payable in shares of Common Stock. Restricted Stock Units shall be payable in cash or shares of Common Stock, or partly in cash and partly in shares of Common Stock, in accordance with the terms of the Plan and the discretion of the Administrator. The Administrator shall determine the nature, length and starting date of the period, if any, during which a Restricted Award may be earned (the "Restriction Period"), and shall determine the conditions which must be met in order for a Restricted Award to be granted or to vest or be earned (in whole or in part), which conditions may include, but are not limited to, payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time, a combination of attainment of performance objectives and continued service, Retirement, Disability, death, or any combination of such conditions. In the case of Restricted Awards based upon performance factors or criteria, or a combination of performance factors or criteria and continued service, the Administrator shall determine the Performance Measures applicable to such Restricted Awards (subject to Section 1(gg)).

(b) *Vesting of Restricted Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Restricted Awards have vested and been earned and are payable and to establish and interpret the terms and conditions of Restricted Awards. The Administrator, in its sole discretion, may (subject to any Code Section 409A considerations) accelerate the date that any Restricted Award granted to a Participant shall be deemed to be vested or earned in whole or in part, without any obligation to accelerate such date with respect to other Restricted Awards granted to any Participant.

(c) *Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise, if the employment or service of a Participant shall be terminated for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and all or any part of a Restricted Award has not vested or been earned pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(d) *Share Certificates; Escrow*: Unless the Administrator determines otherwise, a certificate or certificates representing the shares of Common Stock subject to a Restricted Stock Award shall be issued in the name of the Participant (or, in the case of uncertificated shares, other written evidence of ownership in accordance with Applicable Law shall be provided) after the Award has been granted. Notwithstanding the foregoing, the Administrator may require that (i) a Participant deliver the certificate(s) (or other instruments) for such shares to the Administrator or its designee to be held in escrow until the Restricted Stock Award vests and is no longer subject to a substantial risk of forfeiture (in which case the shares will be promptly released to the Participant) or is forfeited (in which case the shares shall be returned to the Company); and/or (ii) a Participant deliver to the Company a stock power, endorsed in blank (or similar instrument), relating to the shares subject to the Restricted Stock Award which are subject to forfeiture. Unless the Administrator determines otherwise, a certificate or certificate representing shares of Common Stock issuable pursuant to a Restricted Stock Unit shall be issued in the name of the Participant (or, in the case of uncertificated shares, other written evidence of ownership in accordance with Applicable Law shall be provided) promptly after the Award (or portion thereof) has vested and been earned and is distributable.

(e) *Nontransferability*: Unless the Administrator determines otherwise, Restricted Awards that have not vested shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers (for no consideration) by will or the laws of intestate succession, and the recipient of a Restricted Award shall not sell, transfer, assign, pledge or otherwise encumber shares subject to the Award until the Restriction Period has expired and until all conditions to vesting have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

10. Performance Awards

(a) *Grant of Performance Awards*: Subject to the terms of the Plan, the Administrator may in its discretion grant Performance Awards to such eligible individuals upon such terms and conditions and at such times as the Administrator shall determine. Performance Awards may be in the form of Performance Shares and/or Performance Units. An Award of a Performance Share is a grant of a right to receive shares of Common Stock, the cash value thereof, or a combination thereof (in the Administrator's discretion), which is contingent upon the achievement of performance or other objectives during a specified period and which has a value on the date of grant equal to the Fair Market Value of a share of Common Stock. An Award of a Performance Unit is a grant of a right to receive shares of Common Stock or a designated dollar value amount of Common Stock which is contingent upon the achievement of performance or other objectives during a specified period, and which has an initial value determined in a dollar amount established by the Administrator at the time of grant. The Administrator shall have discretion to determine the number of Performance Units and/or Performance Shares granted to any Participant. The Administrator shall determine the nature, length and starting date of the period during which a Performance Award may be earned (the "Performance Period"), and shall determine the conditions which must be met in order for a Performance Award to be granted or to vest or be earned (in whole or in part), which conditions may include but are not limited to payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time, or a combination of any such conditions. Subject to Section 1(gg), the Administrator shall determine the Performance Measures applicable to such Performance Awards.

(b) *Earning of Performance Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Performance Awards have been earned and are payable and to interpret the terms and conditions of Performance Awards and the provisions of Section 10. The Administrator, in its sole discretion, may (subject to any Code Section 409A considerations) accelerate the date that any Performance Award granted to a Participant shall be deemed to be earned in whole or in part, without any obligation to accelerate such date with respect to other Awards granted to any Participant.

(c) *Form of Payment*: Payment of the amount to which a Participant shall be entitled upon earning a Performance Award shall be made in cash, shares of Common Stock, or a combination of cash and shares of Common Stock, as determined by the Administrator in its sole discretion. Payment may be made in a lump sum or upon such terms as may be established by the Administrator (taking into account any Code Section 409A considerations).

(d) *Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise (taking into account any Code Section 409A considerations), if the employment or service of a Participant shall terminate for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and the Participant has not earned all or part of a Performance Award pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(e) *Nontransferability:* Unless the Administrator determines otherwise, Performance Awards which have not been earned shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers (for no consideration) by will or the laws of intestate succession, and the recipient of a Performance Award shall not sell, transfer, assign, pledge or otherwise encumber any shares or any other benefit subject to the Award until the Performance Period has expired and the conditions to earning the Award have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

11. Phantom Stock Awards

(a) *Grant of Phantom Stock Awards*: Subject to the terms of the Plan, the Administrator may in its discretion grant Phantom Stock Awards to such eligible individuals, in such numbers, upon such terms and at such times as the Administrator shall determine. A Phantom Stock Award is an Award to a Participant of a number of hypothetical share units with respect to shares of Common Stock, with a value based on the Fair Market Value of a share of Common Stock.

(b) *Vesting of Phantom Stock Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Phantom Stock Awards have vested and are payable and to interpret the terms and conditions of Phantom Stock Awards. The Administrator, in its sole discretion, may (subject to any Code Section 409A considerations) accelerate the date that any Phantom Stock Award granted to a Participant shall be deemed to be earned in whole or in part, without any obligation to accelerate such date with respect to other Awards granted to any Participant.

(c) *Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise (taking into account any Code Section 409A considerations), if the employment or service of a Participant shall be terminated for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and all or any part of a Phantom Stock Award has not vested and become payable pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(d) *Payment of Phantom Stock Awards*: Upon vesting of all or a part of a Phantom Stock Award and satisfaction of such other terms and conditions as may be established by the Administrator, the Participant shall be entitled to a payment of an amount equal to the Fair Market Value of one share of Common Stock with respect to each such Phantom Stock unit which has vested and is payable. Payment may be made, in the discretion of the Administrator, in cash or in shares of Common Stock valued at their Fair Market Value on the applicable vesting date or dates (or other date or dates determined by the Administrator), or in a combination thereof. Payment may be made in a lump sum or upon such terms as may be established by the Administrator (taking into account any Code Section 409A considerations).

(e) *Nontransferability*: Unless the Administrator determines otherwise, (i) Phantom Stock Awards shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers (for no consideration) by will or the laws of intestate succession and (ii) shares of Common Stock (if any) subject to a Phantom Stock Award may not be sold, transferred, assigned, pledged or otherwise encumbered until the Phantom Stock Award has vested and all other conditions established by the Administrator have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

12. Other Stock-Based Awards

The Administrator shall have the authority to grant Other Stock-Based Awards to one or more eligible individuals. Such Other Stock-Based Awards may be valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock or Awards for shares of Common Stock, including but not limited to Other Stock-Based Awards granted in lieu of bonus, salary or other compensation, Other Stock-Based Awards granted with vesting or performance conditions, and/or Other Stock-Based Awards granted without being subject to vesting or performance conditions. Subject to the provisions of the Plan, the Administrator shall determine the number of shares of Common Stock to be awarded to a Participant under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, shares of Common Stock or a combination of cash and shares of Common Stock; and the other terms and conditions of such Awards. Unless the Administrator determines otherwise, (i) Other Stock-Based Awards shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers (for no consideration) by will or the laws of intestate succession, and (ii) shares of Common Stock (if any) subject to an Other Stock-Based Award may not be sold, transferred, assigned, pledged or otherwise encumbered until the Other Stock-Based Award has vested and all other conditions established by the Administrator have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

13. Dividends and Dividend Equivalents

The Administrator may, in its sole discretion, provide that Awards other than Options and SARs earn dividends or dividend equivalent rights ("dividend equivalents"); provided, however, that dividends and dividend equivalents (whether paid in cash or shares of Common Stock), if any, on unearned or unvested Awards shall not be paid (even if accrued) unless and until the underlying Award (or portion thereof) has vested and/or been earned. Any crediting of dividends or dividend equivalents may be subject to such additional restrictions and conditions as the Administrator may establish, including reinvestment in additional shares of Common Stock or share equivalents. Notwithstanding the other provisions herein, any dividends or dividend equivalents related to an Award shall be structured in a manner so as to avoid causing the Award and related dividends or dividend equivalents to be subject to Code Section 409A or shall otherwise be structured so that the Award and dividends or dividend equivalents are in compliance with Code Section 409A.

14. Change of Control

(a) *General:* Notwithstanding any other provision in the Plan to the contrary, and except as otherwise provided in Section 14(b), the following provisions shall apply in the event of a Change of Control (except to the extent, if any, otherwise required under Code Section 409A or provided in an Award Agreement):

(i) To the extent that the successor or surviving company in the Change of Control event does not assume or substitute for an Award (or in which the Company is the ultimate parent corporation and does not continue the Award) on substantially similar terms or with substantially equivalent economic benefits (as determined by the Administrator) as Awards outstanding under the Plan immediately prior to the Change of Control event, (A) all outstanding Options and SARs shall become fully vested and exercisable, whether or not then otherwise vested and exercisable; and (B) any restrictions, including but not limited to the Restriction Period, Performance Period and/or performance factors or criteria applicable to any outstanding Award other than Options or SARs shall be deemed to have been met, and such Awards shall be deemed vested and earned in full at target.

(ii) Further, in the event that an Award is substituted, assumed or continued as provided in Section 14(a)(i) herein, the Award will nonetheless become vested (and, in the case of Options and SARs, exercisable) and any restrictions, including but not limited to the Restriction Period, Performance Period and/or performance factors or criteria applicable to any outstanding Award other than Options or SARs shall be deemed to have been met, and such Awards shall be deemed vested and earned in full at target, if the employment or service of the Participant is terminated within six months before (in which case vesting shall not occur until the effective date of the Change of Control) or one year (or such other period after a Change of Control as may be stated in a Participant's change in control agreement, employment agreement or similar agreement, if applicable) after the effective date of a Change of Control if such termination of employment or service (A) is by the Company not for Cause or (B) is by the Participant for Good Reason. For clarification, for the purposes of this Section 14, the "Company" shall include any successor to the Company.

(b) *Effect of Change in Control or Other Agreement:* Notwithstanding any other provision of the Plan to the contrary, and unless an individual Award Agreement expressly provides otherwise, in the event that a Participant has entered into a change in control agreement, employment agreement or similar agreement or arrangement with the Company, the Participant shall be entitled to the greater of the benefits provided upon a change of control of the Company under this Plan or the respective change in control agreement, employment agreement or similar agreement, and such change in control agreement, employment agreement or similar agreement or arrangement shall not be construed to reduce in any way the benefits otherwise provided to a Participant upon the occurrence of a Change of Control as defined in the Plan.

15. Withholding

The Company shall withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law from any amount payable in cash with respect to an Award. Prior to the delivery or transfer of any certificate for shares or any other benefit conferred under the Plan, the Company shall require any Participant or other person to pay to the Company in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by the Company to such authority for the account of such recipient. Notwithstanding the foregoing, the Administrator may in its discretion establish procedures to permit a recipient to satisfy such obligation in whole or in part, and any local, state, federal, foreign or other income tax obligations relating to such an Award, by electing (the "election") to deliver to the Company shares of Common Stock held by the Participant (which are fully vested and not subject to any pledge or other security interest) or to have the Company withhold shares of Common Stock from the shares to which the recipient is otherwise entitled. The number of shares to be withheld or delivered shall have a Fair Market Value as of the date that the amount of tax to be withheld is determined as nearly equal as possible to, but not exceeding (unless otherwise permitted by the Administrator in a manner in accordance with Applicable Law and applicable accounting principles), the amount of such obligations being satisfied. Each election must be made in writing to the Administrator in accordance with election procedures established by the Administrator.

16. Amendment and Termination of the Plan and Awards

(a) *Amendment and Termination of Plan; Prohibition on Repricing*: The Plan may be amended, altered, suspended and/or terminated at any time by the Board; provided, that (i) approval of an amendment to the Plan by the stockholders of the Company shall be required to the extent, if any, that stockholder approval of such amendment is required by Applicable Law; and (ii) except for adjustments made pursuant to Section 5(d) or in connection with a Change of Control, the Company may not, without obtaining stockholder approval, (A) amend the terms of outstanding Options or SARs to reduce the Option Price or Base Price of such outstanding Options or SARs; (B) exchange outstanding Options or SARs for cash, for Options or SARs with an Option Price or Base Price that is less than the Option Price or Base Price of the original Option or SAR, or for other equity awards at a time when the original Option or SAR has an Option Price or Base Price, as the case may be, above the Fair Market Value of the Common Stock; or (C) take other action with respect to Options or SARs that would be treated as a repricing under the rules of the principal stock exchange on which shares of the Common Stock are listed.

(b) *Amendment and Termination of Awards*: The Administrator may amend, alter, suspend and/or terminate any Award granted under the Plan, prospectively or retroactively, but (except as otherwise provided in Section 3(b) or Section 16(c)) such amendment, alteration, suspension or termination of an Award shall not, without the written consent of the recipient of an outstanding Award, materially adversely affect the rights of the recipient with respect to the Award.

(c) *Amendments to Comply with Applicable Law*: Notwithstanding Section 16(a) and Section 16(b) herein, the following provisions shall apply:

(i) The Administrator shall have unilateral authority to amend the Plan and any Award (without Participant consent) to the extent necessary to comply with Applicable Law or changes to Applicable Law (including but in no way limited to Code Section 409A, Code Section 422 and federal securities laws).

(ii) The Administrator shall have unilateral authority to make adjustments to the terms and conditions of Awards in recognition of unusual or nonrecurring events affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in Applicable Law, or accounting principles, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or necessary or appropriate to comply with applicable accounting principles or Applicable Law.

17. Restrictions on Awards and Shares; Compliance with Applicable Law

(a) *General*: As a condition to the issuance and delivery of Common Stock hereunder, or the grant of any benefit pursuant to the Plan, the Company may require a Participant or other person at any time and from time to time to become a party to an Award Agreement, other agreement(s) restricting the transfer, purchase, repurchase and/or voting of shares of Common Stock of the Company, and any employment agreements, consulting agreements, non-competition agreements, confidentiality agreements, non-solicitation agreements, non-disparagement agreements or other agreements imposing such restrictions as may be required by the Company. In addition, without in any way limiting the effect of the foregoing, each Participant or other holder of shares issued under the Plan shall be permitted to transfer such shares only if such transfer is in accordance with the Plan, the Award Agreement, any other applicable agreements and Applicable Law. The Administrator reserves the right to impose other requirements on an Award and the shares acquired upon vesting of the Award, to the extent the Administrator determines it is necessary or advisable for legal or administrative reasons, and to require a Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing. The acquisition of shares of Common Stock under the Plan by a Participant or any other holder of shares shall be subject to, and conditioned upon, the agreement of the Participant or other holder of such shares to the restrictions described in the Plan, the Award Agreement and any other applicable agreements and Applicable Law.

(b) *Compliance with Applicable Laws, Rules and Regulations*: Notwithstanding Section 16(a) and Section 16(b) herein, the following provisions shall apply: The Company may impose such restrictions on Awards, shares of Common Stock and any other benefits underlying Awards hereunder as it may deem advisable, including without limitation restrictions under the federal securities laws, the requirements of any stock exchange or similar organization and any blue sky, state or foreign securities or other laws applicable to such securities. Notwithstanding any other Plan provision to the contrary, the Company shall not be obligated to issue, deliver or transfer shares of Common Stock under the Plan, make any other distribution of benefits under the Plan, or take any other action, unless such delivery, distribution or action is in compliance with Applicable Law (including but not limited to the requirements of the Securities Act). The Company will be under no obligation to register shares of Common Stock or other securities with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification or listing requirements of any state securities laws, stock exchange or similar organization, and the Company will have no liability for any inability or failure to do so. The Company may cause a restrictive legend or legends to be placed on any certificate issued pursuant to an Award hereunder in such form as may be prescribed from time to time by Applicable Law or as may be advised by legal counsel.

18. No Right or Obligation of Continued Employment or Service or to Awards; Compliance with the Plan

Neither the Plan, an Award, an Award Agreement nor any other action related to the Plan shall confer upon a Participant any right to continue in the employ or service of the Company or an Affiliate as an Employee, Director or Independent Contractor, or to interfere in any way with the right of the Company or an Affiliate to terminate the Participant's employment or service at any time. Except as otherwise provided in the Plan, an Award Agreement or as may be determined by the Administrator, all rights of a Participant with respect to an Award shall terminate upon the termination of the Participant's employment or service. In addition, no person shall have any right to be granted an Award, and the Company shall have no obligation to treat Participants or Awards uniformly. By participating in the Plan, each Participant shall be deemed to have accepted all of the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Administrator and shall be fully bound thereby. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

19. General Provisions

(a) *Stockholder Rights*: Except as otherwise determined by the Administrator (and subject to the provisions of Section 9(d) regarding Restricted Awards and Section 13 regarding dividends and dividend equivalents), a Participant and his or her legal representative, legatees or distributees shall not be deemed to be the holder of any shares of Common Stock subject to an Award and shall not have any rights of a stockholder unless and until certificates for such shares have been issued and delivered to him, her or them under the Plan. A certificate or certificates for shares of Common Stock acquired upon exercise of an Option or SAR shall be issued in the name of the Participant or his or her beneficiary and distributed to the Participant or his or her beneficiary (or, in the case of uncertificated shares, other written notice of ownership in accordance with Applicable Law shall be provided) as soon as practicable following receipt of notice of exercise and, with respect to Options, payment of the Option Price (except as may otherwise be determined by the Company in the event of payment of the Option Price pursuant to Section 7(d)(ii)(C)). Except as otherwise provided in Section 9(d) regarding Restricted Stock Awards or otherwise determined by the Administrator, a certificate for any shares of Common Stock issuable pursuant to a Restricted Award, Performance Award, Phantom Stock Award or Other Stock-Based Award shall be issued in the name of the Participant or his or her beneficiary and distributed to the Participant or his or her beneficiary (or, in the case of uncertificated shares, other written notice of ownership in accordance with Applicable Law shall be provided) after the Award (or portion thereof) has vested and been earned.

(b) *Section 16(b) Compliance*: To the extent that any Participants in the Plan are subject to Section 16(b) of the Exchange Act, it is the general intention of the Company that transactions under the Plan shall comply with Rule 16b-3 under the Exchange Act and that the Plan shall be construed in favor of such Plan transactions meeting the requirements of Rule 16b-3 or any successor rules thereto. Notwithstanding anything in the Plan to the contrary, the Administrator, in its sole and absolute discretion, may bifurcate the Plan so as to restrict, limit or condition the use of any provision of the Plan to Participants who are officers or directors subject to Section 16 of the Exchange Act without so restricting, limiting or conditioning the Plan with respect to other Participants.

(c) *Unfunded Plan; No Effect on Other Plans*:

   (i) The Plan shall be unfunded, and the Company shall not be required to create a trust or segregate any assets that may at any time be represented by Awards under the Plan. The Plan shall not establish any fiduciary relationship between the Company and any Participant or other person. Neither a Participant nor any other person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Company or any Affiliate, including, without limitation, any specific funds, assets or other property which the Company or any Affiliate, in their discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to shares of Common Stock or other amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Affiliate. Nothing contained in the Plan shall constitute a guarantee that the assets of such entities shall be sufficient to pay any benefits to any person.

   (ii) The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute compensation with respect to which any other employee benefits of such Participant are determined, including, without limitation, benefits under any bonus, pension, profit sharing, life insurance or salary continuation plan, except as otherwise specifically provided by the terms of such plan or as may be determined by the Administrator.

   (iii) Except as otherwise provided in the Plan, the adoption of the Plan shall not affect any other stock incentive or other compensation plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of stock incentive or other compensation for employees or service providers of the Company or any Affiliate.

(d) *Governing Law*: The Plan and Awards shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions of any state, and in accordance with applicable federal laws of the United States.

(e) *Beneficiary Designation*: The Administrator may, in its discretion, permit a Participant to designate in writing a person or persons as beneficiary, which beneficiary shall be entitled to receive settlement of Awards (if any) to which the Participant is otherwise entitled in the event of death. In the absence of such designation by a Participant, and in the event of the Participant's death, the estate of the Participant shall be treated as beneficiary for purposes of the Plan, unless the Administrator determines otherwise. The Administrator shall have discretion to approve and interpret the form or forms of such beneficiary designation. A beneficiary, legal guardian, legal representative or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent that the Plan and/or Award Agreement provide otherwise, and to any additional restrictions deemed necessary or appropriate by the Administrator.

(f) *Gender and Number*: Except where otherwise indicated by the context, words in any gender shall include any other gender, words in the singular shall include the plural and words in the plural shall include the singular.

(g) *Severability*: If any provision of the Plan or an Award Agreement shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan or the Award Agreement, and the Plan or Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

(h) *Rules of Construction*: Headings are given to the sections of the Plan solely as a convenience to facilitate reference. The reference to any statute, regulation or other provision of law shall (unless the Administrator determines otherwise) be construed to refer to any amendment to or successor of such provision of law.

(i) *Successors and Assigns*: The Plan shall be binding upon the Company, its successors and assigns, and Participants, their executors, administrators and permitted transferees and beneficiaries.

(j) *Award Agreement*: The grant of any Award under the Plan shall be evidenced by an Award Agreement between the Company and the Participant. Such Award Agreement may state terms, conditions and restrictions applicable to the Award and any may state such other terms, conditions and restrictions, including but not limited to terms, conditions and restrictions applicable to shares of Common Stock (or other benefits) subject to an Award, as may be established by the Administrator.

(k) *Right of Offset*: Notwithstanding any other provision of the Plan or an Award Agreement, the Company may at any time (subject to any Code Section 409A considerations) reduce the amount of any payment or benefit otherwise payable to or on behalf of a Participant by the amount of any obligation of the Participant to or on behalf of the Company or an Affiliate that is or becomes due and payable.

(l) *Uncertified Shares*: Notwithstanding anything in the Plan to the contrary, to the extent the Plan provides for the issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may, in the Company's discretion, be effected on a non-certificated basis, to the extent not prohibited by the Company's certificate of incorporation or bylaws or by Applicable Law (including but not limited to applicable state corporate law and the applicable rules of any stock exchange on which the Common Stock may be traded).

(m) *Income and Other Taxes*: Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including but not limited to any taxes arising under Code Section 409A), and the Company shall not have any obligation to indemnify, gross up or otherwise hold any Participant harmless from any or all of such taxes. The Company shall have no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for a Participant or any other person.

(n) *Effect of Certain Changes in Status*: Notwithstanding the other terms of the Plan or an Award Agreement, the Administrator has sole discretion to determine (taking into account any Code Section 409A considerations), at the time of grant of an Award or at any time thereafter, the effect, if any, on Awards (including but not limited to modifying the vesting, exercisability and/or earning of Awards) granted to a Participant if the Participant's status as an Employee, Director or Independent Contractor changes, including but not limited to a change from full-time to part-time, or vice versa, or if other similar changes in the nature or scope of the Participant's employment or service occur.

(o) *Stockholder Approval*: The Plan is subject to approval by the stockholders of the Company, which approval must occur, if at all, within twelve (12) months of the Effective Date. Awards granted prior to such stockholder approval shall be conditioned upon and shall be effective only upon approval of the Plan by such stockholders on or before such date if and to the extent required under Applicable Laws or so determined by the Administrator. Subsequent stockholder approval shall be obtained in the manner and to the degree required under Applicable Law.

(p) *Deferrals*: Subject to the provisions of this Section 19(p) and Section 20, the Administrator may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be payable with respect to an Award. Any such deferral shall be subject to such terms and conditions as may be established by the Administrator and to any applicable Code Section 409A requirements.

(q) *Fractional Shares*: Except as otherwise provided in an Award Agreement or determined by the Administrator, (i) the total number of shares issuable pursuant to the exercise, vesting or earning of an Award shall be rounded down to the nearest whole share, and (ii) no fractional shares shall be issued. The Administrator may, in its discretion, determine that a fractional share shall be settled in cash and/or Common Stock.

(r) *Compliance with Recoupment, Ownership and Other Policies or Agreements*: Notwithstanding anything in the Plan to the contrary, the Administrator may, at any time, consistent with, but without limiting, the authority granted in Section 3(b) herein, in its discretion provide that an Award, shares of Common Stock, cash or other benefits related to an Award shall be forfeited and/or recouped if the Participant, during employment or service or following termination of employment or service for any reason, engages in certain specified conduct, including but not limited to violation of policies of the Company or an Affiliate, breach of non-solicitation, noncompetition, confidentiality or other restrictive covenants, or other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company or any Affiliate. In addition, without limiting the effect of the foregoing, as a condition to the grant of an Award or receipt or retention of shares of Common Stock, cash or any other benefit under the Plan, the Administrator may, at any time, require that a Participant agree to abide by any equity retention policy, stock ownership guidelines, compensation recovery policy and/or other policies adopted by the Company or an Affiliate, each as in effect from time to time and to the extent applicable to the Participant. Further, each Participant shall be subject to such compensation recovery, recoupment, forfeiture or other similar provisions as may apply under Applicable Law.

(s) *Attestation*: Wherever in the Plan or any Award Agreement a Participant is permitted to pay the Option Price of an Option or taxes relating to the exercise, vesting or earning of an Award by delivering shares of Common Stock, the Participant may, unless the Committee determines otherwise and subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such shares, in which case the Company shall treat the Award as exercised, vested or earned without further payment and/or shall withhold such number of shares from the shares acquired by the exercise, vesting or earning of the Award, as appropriate.

(t) *Plan Controls*: Unless the Administrator determines otherwise, (i) in the event of a conflict between any term or provision contained in the Plan and an express term contained in any Award Agreement, the applicable terms and provisions of the Plan will govern and prevail, and (ii) the terms of an Award Agreement shall not be deemed to be in conflict or inconsistent with the Plan merely because they impose greater or additional restrictions, obligations or duties, or if the Award Agreement provides that such Award Agreement terms apply notwithstanding the provisions to the contrary in the Plan.

(u) *Electronic Delivery and Participation*: The Company may, in its sole discretion, decide to deliver to and obtain a Participant's acceptance of any documents related to an Award that may be granted under the Plan by electronic means or request such Participant's consent to participate in the Plan by electronic means.

20. Compliance with Code Section 409A

Notwithstanding any other provision in the Plan or an Award Agreement to the contrary, if and to the extent that Code Section 409A is deemed to apply to the Plan or any Award, it is the general intention of the Company that the Plan and all such Awards shall, to the extent practicable, comply with, or be exempt from, Code Section 409A, and the Plan and any such Award Agreement shall, to the extent practicable, be construed in accordance therewith. Deferrals of shares or any other benefit issuable pursuant to an Award otherwise exempt from Code Section 409A in a manner that would cause Code Section 409A to apply shall not be permitted unless such deferrals are in compliance with, or exempt from, Code Section 409A. In the event that the Company (or a successor thereto) has any stock which is publicly traded on an established securities market or otherwise, distributions that are subject to Code Section 409A to any Participant who is a "specified employee" (as defined under Code Section 409A) upon a separation from service may only be made following the expiration of the six-month period after the date of separation from service (with such distributions to be made during the seventh month following separation of service), or, if earlier than the end of the six-month period, the date of death of the specified employee, or as otherwise permitted under Code Section 409A. For purposes of Code Section 409A, each installment payment provided under the Plan or an Award Agreement shall be treated as a separate payment. Without in any way limiting the effect of any of the foregoing, (i) in the event that Code Section 409A requires that any special terms, provisions or conditions be included in the Plan or any Award Agreement, then such terms, provisions and conditions shall, to the extent practicable, be deemed to be made a part of the Plan or Award Agreement, as applicable, and (ii) terms used in the Plan or an Award Agreement shall be construed in accordance with Code Section 409A if and to the extent required. Further, in the event that the Plan or any Award shall be deemed not to comply with Code Section 409A, then neither the Company, the Administrator nor its or their designees or agents shall be liable to any Participant or other person for actions, decisions or determinations made in good faith.



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